
05009960


HBOS plc

1 July 2005

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st June to 30th June 2005.**

Announcements made to the London Stock Exchange:-

01.06.05	HBOS Pre-close Trading Statement
01.06.05	HBOS 2004 Financial Results (parts 1, 2 & 3)
01.06.05	Rule 8 disclosure - Allied Domecq plc
01.06.05	Rule 8 disclosure - Shell T & T plc
01.06.05	Rule 8 disclosure - Allied Domecq plc
01.06.05	Rule 8 disclosure - Shell T & T plc
02.06.05	Transaction in Own Shares
02.06.05	Rule 8 disclosure - Shell T & T plc
02.06.05	Director shareholding - Halifax Sharesave & HBOS Sharesave
03.06.05	Rule 8 disclosure - Shell Transport
03.06.05	Rule 8 disclosure - Shell Transport
03.06.05	Rule 8 disclosure - Allied Domecq
03.06.05	Rule 8 disclosure - Allied Domecq
06.06.05	Transaction in Own Shares
06.06.05	Rule 8 disclosure - Allied Domecq plc
06.06.05	Rule 8 disclosure - Shell T & T plc
06.06.05	Result of EGM - Exchange of Preference Shares in Halifax plc for new preference shares in HBOS
06.06.05	Result of EGM - Documents on display
07.06.05	Transaction in Own Shares
07.06.05	Halifax House Price Index
07.06.05	Rule 8 disclosure - Allied Domecq plc
07.06.05	Rule 8 disclosure - Somerfield plc
07.06.05	Rule 8 disclosure - Shell T & T plc
07.06.05	Director Shareholding
08.06.05	Rule 8 disclosure - Shell T & T plc
08.06.05	Rule 8 disclosure - Allied Domecq plc
09.06.05	Cancellation of Treasury Shares
09.06.05	Rule 8 disclosure - Allied Domecq
09.06.05	Rule 8 disclosure - Shell T & T



09.06.05	Director shareholding - Halifax Sharesave, HBOS Sharesave & BoS SAYE
10.06.05	Transaction in Own Shares
10.06.05	Rule 8 disclosure - Shell T & T
10.06.05	Rule 8 disclosure - Allied Domecq
10.06.05	Notification Barlcays had an interest in 151,576,031 HBOS ordinary shares
13.06.05	Rule 8 disclosure - Shell T & T
13.06.05	Rule 8 disclosure - Allied Domecq plc
13.06.05	Noficiation from the Capital Group Companies interest in 156,109,182 HBOS ordinary shares
14.06.05	Rule 8 disclosure - Allied Domecq
14.06.05	Rule 8 disclosure - Shell T & T plc
15.06.05	Rule 8 disclosure - Allied Domecq plc
15.06.05	Rule 8 disclosure - Shell T & T plc
15.06.05	Notification from The Capital Group Companies Inc of interest in 155,165,882 HBOS shares
16.06.05	Rule 8 disclosure - Shell T & T plc
16.06.05	Rule 8 disclosure - Allied Domecq plc
16.06.05	Director shareholding - Kate Nealon
17.0605	Clerical Medical International Holdings' acquisition of MLP Life
17.06.05	Rule 8 disclosure - Allied Domecq plc
17.06.05	Rule 8 disclosure - Shell T & T plc
20.06.05	Rule 8 disclosure - Shell T & T plc
20.06.05	Rule 8 disclosure - Allied Domecq plc
20.06.05	Director shareholding - Halifax Sharesave Scheme & HBOS Sharesave Plan
21.06.05	Transaction in own shares
21.06.05	Rule 8 disclosure - Shell T & T
21.06.05	Rule 8 disclosure - Allied Domecq plc
22.06.05	Directorate Changes
22.06.05	Rule 8 disclosure - Allied Domecq plc
22.06.05	Rule 8 disclosure - Shell T & T plc
22.06.05	Director Shareholding - BoS SAYE & HBOS Sharesave Scheme
23.06.05	Rule 8 disclosure - Shell T & T plc
23.06.05	Rule 8 disclosure - Allied Domecq plc
24.06.05	Scheme of arrangement - proposed exchange of preference shares in Halifax plc for new shares in HBOS
24.06.05	Rule 8 disclosure - Allied Domecq plc
24.06.05	Rule 8 disclosure - Shell T & T plc
27.06.05	Rule 8 disclosure - Shell T & T plc
28.06.05	Transaction in own shares
28.06.05	Rule 8 disclosure - Allied Domecq plc
28.06.05	Rule 8 disclosure - Shell T & T plc
29.06.05	Transaction in own shares
29.06.05	Rule 8 disclosure - Allied Domecq plc
30.06.05	Transaction in own shares
30.06.05	Rule 8 disclosure - Allied Domecq plc

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	48,927 Shares registered on 01.06.05
1 Form 88(2)'s – Return of Allotment of	28,478 Shares registered on 02.06.05
1 Form 88(2)'s – Return of Allotment of	19,343 Shares registered on 03.06.05
1 Form 88(2)'s – Return of Allotment of	31,632 Shares registered on 06.06.05
1 Form 88(2)'s – Return of Allotment of	31,701 Shares registered on 07.06.05
1 Form 88(2)'s – Return of Allotment of	33,368 Shares registered on 08.06.05
1 Form 88(2)'s – Return of Allotment of	48.225 Shares registered on 09.06.05
1 Form 88(2)'s – Return of Allotment of	67,831 Shares registered on 10.06.05
1 Form 88(2)'s – Return of Allotment of	158,805 Shares registered on 13.06.05
1 Form 88(2)'s – Return of Allotment of	91,989 Shares registered on 14.06.05

1 Form 88(2)'s – Return of Allotment of	810,342 Shares registered on 15.06.05
1 Form 88(2)'s – Return of Allotment of	686,425 Shares registered on 17.06.05
1 Form 88(2)'s – Return of Allotment of	967,260 Shares registered on 20.06.05
1 Form 88(2)'s – Return of Allotment of	264,442 Shares registered on 21.06.05
1 Form 88(2)'s – Return of Allotment of	416,716 Shares registered on 22.06.05
1 Form 88(2)'s – Return of Allotment of	277,525 Shares registered on 23.06.05
1 Form 88(2)'s – Return of Allotment of	708,349 Shares registered on 24.06.05
1 Form 88(2)'s – Return of Allotment of	198,065,600 Shares registered on 24.06.05
1 Form 88(2)'s – Return of Allotment of	2,411,799 Shares registered on 27.06.05
1 Form 88(2)'s – Return of Allotment of	577,217 Shares registered on 28.06.05
1 Form 88(2)'s – Return of Allotment of	305,914 Shares registered on 29.06.05
1 Form 88(2)'s – Return of Allotment of	163,050 Shares registered on 30.06.05

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 09.06.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.06.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully





Kenny Melville
Company Secretarial Manager

coform RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 06 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,300	35,379	6,377
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,871		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 48,686
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Anne Stevenson	Class of shares allotted: Ordinary	Number allotted: 241
Address: 32 Ballater Drive Bearsden Glasgow		
UK postcode: G61 1BX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Deputy  Date 2/6/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	2,157	17,759
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	680.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,916	4,646	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 27,745
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 733
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted: Ordinary	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]



Signed ____________ Date 15/6/5

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	829	17,428	534
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	552		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 19,343
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted: Ordinary	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed **Date** 8/6/5

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretary's Department
	5 Morrison Street, Edinburgh, EH3 8BH
	Tel 0131 243 5486
	DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,273	22,031	3,200
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,128		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	29,763
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	776
Address: P O Box 82 The Pavilions Bridgwater Road BRISTOL		
UK postcode: BS99 7NH		
Name: Mr Steven Andrew Taylor	Ordinary	1,093
Address: 8 Westcroft Road Tettenhall Wolverhampton		
UK postcode: WV6 7LD		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 7/6/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



ccform 88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,592	1,115	28,994
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0P	668.0P	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 31,701
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted: Ordinary	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 7/6/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,198	23,327	6,544
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 8	0 6	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,299		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	33,171
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name: Computershare Company Nominees Limited	Ordinary	197
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:	Ordinary	
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 8/6/5

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,540	4,519	37,751
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	680.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,056	1,359	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	47,884
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	341
Address: PO Box 82, The Pavilions Bridgwater Road Bristol		
UK postcode: BS99 7NH		
Name:		
Address:		
UK postcode:		
Name:	Ordinary	
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form



Signed   Date 15/6/15

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number   DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,744	5,572	52,033
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	655.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,256	4,226	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 67,416
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 415
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 15/6/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,787	140,384	5,253
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,664		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	156,399
Name: Mr Alexander Brian Robertson Address: Arnwood, Lochend, Newbridge, Midlothian UK postcode: EH28 8SY	Ordinary	1,663
Name: Mr James Lord Address: 108 Fairfield Terrace, Bramley, Leeds UK postcode: LS13 3DQ	Ordinary	353
Name: Mrs Jocelene Buckman Address: 48 Sutcliffe Avenue, Oldbrook, Milton Keynes UK postcode: MK6 2PH	Ordinary	390

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 15/6/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Christine Ann McGaw	Class of shares allotted: Ordinary	Number allotted: 283
Address: 23 Greenbank Grove Edinburgh		
UK postcode: EH10 5ST		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy **Date**

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,183	78,709	3,927
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,170		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 89,819
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,170
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ Date 15/6/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,263	749,738	21,538
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	06	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	19,708	1,095	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 809,715
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 627
Address: PO Box 82, The Pavilions Bridgwater Road Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted: Ordinary	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 15/6/15

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform

88(2)

Return of Allotment of Shares



Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	39,364	624,992	10,148
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	704	11,217	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	668.0P	712.5P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	679,239
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	5,533
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Miss Margaret Christine Moss	Ordinary	1,159
Address: 31 Wye Close, Barry, South Glamorgan		
UK postcode: CF62 7TF		
Name: Mrs Sara Jane Boden	Ordinary	494
Address: 11 Park Drive, Hoole, Chester		
UK postcode: CH2 3JR		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 21/6/5



A ~~director~~ / secretary / ~~administrator~~ / administrative ~~receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	31,403	921,985	2,417
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	779.9p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,188	5,149	794
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	654.0p	562.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	324		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	597.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 964,742
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,400
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Mrs Mary Halton	Class of shares allotted: Ordinary	Number allotted: 1,118
Address: Sunnylea, Shannon, Feighquin Quin, Co. Claire, Ireland		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 21/6/5



A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,039	231,206	6,922
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 1	0 6	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,818	437	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 261,970
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,452
Address: P O Box 82 The Pavilions Bridgwater Road Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed Deputy Date 21/6/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



laserform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	592	807	17,339
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	779.9p	680.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	389,548	4,103	4,327
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: HSDL Nominees Limited	Ordinary	414,817
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	807
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Mrs Alice Hendry	Ordinary	500
Address: Cryachan, 40 Skelmorlie Castle Road, Skelmorlie, Ayrshire		
UK postcode: PA17 5EE		
Name: Mr Jonathan Paul Madison Higgs	Ordinary	592
Address: 4113 Steeplechase Drive, Colleyville, Texas 76034, USA		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 22/6/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,265	247,264	8,662
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,334	7,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 276,445
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,080
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy ~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ **Date** 23/6/5

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2005	24	06	2005

Class of shares *(ordinary or preference etc)*	6.475% Non-Cumulative Preference		
Number allotted	198,065,600		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

These shares were allotted pursuant to a scheme of arrangement filed and registered at Companies House on 24 June 2005

Please contact Philip Sudamore of Companies House for further information.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
As per enclosed cd	6.475% Non-Cumulative Preference	198,065,600
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretary's Department	
5 Morrison Street, Edinburgh, EH3 8BH	
Tel 0131 243 8671	
DX number	DX exchange



coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,878	681,076	4,375
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,005	15	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	544.3p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	702,067
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	6,267
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Mrs Vanessa Jane Williams	Ordinary	15
Address: 80 Daglish Street, Wembley, WA 6014, Australia		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 28/6/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	99,786	2,267,225	876
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	779.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,480	19,832	5,600
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,407,246
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,553
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 28/6/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	06	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	27,885	523,443	12,400
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,489		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	570,599
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	6,618
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/6/5

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,104	17,178	798
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	680p	779.9p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,000	253,171	18,263
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655p	751.2p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	668p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 295,899
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 10,015
Address: P O Box 82 The Pavilions Bridgwater Road Bristol		
UK postcode: BS99 7NH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form



Signed Deputy ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ Date 29/6/5

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,575	3,454	4,069
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,412	143,540	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562p	751.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 158,449
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,189
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 1NH		
Name: See attached spreadsheet	Class of shares allotted: Ordinary	Number allotted: 3,412
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ **Date** 30/6/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



HBOS Sharesave
Ireland - Certificates

HBOS MATURITY 2005 - BATCH 11 & 12

Paysite Location	Company	Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	Staff Number	Contract Start Date	Roll Number	Option Price	Shares Granted	Shares Exercised	Shares Lapsed	Closing Balance (EUR)	Exchange Rate	Closing Balance (GBP)	Cost of Shares (GBP)	Residue (GBP)	Exchange rate	Residue (EUR)	Batch
Ireland - HBOS	HBOS plc	Mr	Colum	Breslin	16 Rickview Park	Dartry	Dublin 6	Ireland		55362	01/01/2002	86-252719	5.62	1,323	1,323	-	11,903.62	1.5210	7,826.18	7,435.26	390.92	1.4849	580.48	11
Ireland - HBOS	HBOS plc	Mr	William	Lavelle	Friarstown	Grange	Kilmallock	Co.Limerick	Ireland	45233	01/01/2002	86-252789	5.62	211	211	-	1,904.62	1.5210	1,252.22	1,185.82	66.40	1.4849	98.60	11
Ireland - HBOS	HBOS plc	Ms	Marian	Charlton	Gortadooey	Loughgeorge	Claregalway	Co Galway	Ireland	55382	01/01/2002	86-252730	5.62	397	397	-	3,571.12	1.5210	2,347.88	2,231.14	116.74	1.4849	173.35	11
Ireland - HBOS	HBOS plc	Ms	Enda	O'Loughlin	32 Canonbrook Park	Lucan	Co. Dublin	Ireland		49263	01/01/2002	86-252838	5.62	158	158	-	1,428.37	1.5210	939.10	887.96	51.14	1.4849	75.94	11
Ireland - HBOS	HBOS plc	Mr	John	Archbold	43 St Endas Drive	Rathfarnham	Dublin 14	Ireland		55242	01/01/2002	86-252711	5.62	1,323	1,323	-	11,903.62	1.5210	7,826.18	7,435.26	390.92	1.4849	580.48	12
														3,412	3,412	-	30,711.35		20,191.56	19,175.44	1,016.12		1,508.85	



Companies House

— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc



TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	09/06/2005		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 9/6/5

(**a director / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB


Companies House
for the record

169(1B)

RECEIVED
2005 JUL 26 P 12:

Return by a public company purchasing its own shares for holding in treasury



CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering



Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,145,000		
Date(s) shares delivered to the company	12/05/2005		
For each share:			
Nominal value	25p		
Maximum price paid	796.0063p		
Minimum price paid			

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,114,272.14

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 45,575.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyoanne W Black   Date 12/5/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Senior Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For Inland Revenue use only.



FIVE THOUSAND POUNDS
TWO HUNDRED POUNDS
FIVE THOUSAND POUNDS
ONE HUNDRED POUNDS
FIFTEEN POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	31/05/2005		
For each share:			
Nominal value	25p		
Maximum price paid	825.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,062,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,315.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/5/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury



CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.



Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	27/05/2005		
For each share: Nominal value	25p		
Maximum price paid	827.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,067,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,340.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed Lyanne N Dock **Date** 26/5/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.



Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY



Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	01/06/2005		
For each share: Nominal value	25p		
Maximum price paid	802.733333p		
Minimum price paid			





Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,041,000.000

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 60,205.00

TR | POS

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/6/5

(**a ~~director~~ / ~~secretary~~ Deputy / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

2005 JUL 26 P 12:27

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



FIFTY POUNDS
TWENTY POUNDS
FIFTEEN POUNDS

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	06/06/2005		
For each share: Nominal value	25p		
Maximum price paid	806.5p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,016,250.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,085.00

TT 10/05
AI 13/6/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/6/5

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB



Companies House
— for the record —



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.









Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	08/06/2005		
For each share: Nominal value	25p		
Maximum price paid	809.285755p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,092,857.55

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 40,465.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 7/6/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985


Please do not write in the space below For Inland Revenue use only
FIVE THOUSAND POUNDS
ONE HUNDRED POUNDS
FIFTY POUNDS

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	09/06/2005		
For each share: Nominal value	25p		
Maximum price paid	805.83p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,029,150.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 20,150.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 8/6/5

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**



Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985


FIVE THOUSAND POUNDS

Please do not write in the space below. For Inland Revenue use only.


FIVE THOUSAND POUNDS


TWO HUNDRED POUNDS


FIFTEEN POUNDS

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	14/06/2005		
For each share:			
Nominal value	25p		
Maximum price paid	817.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,042,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,215.00

TP POS 23/6/05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. *Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985*

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lysanne W Black **Date** 20/06/05

(**~~a director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Pre-close Trading Statement
Released	07:00 01-Jun-05
Number	9740M

HBOS plc – Pre-close trading statement 1 June 2005

In advance of HBOS's close period for the 6 months ending 30 June 2005, this announcement provides an update for the first four months of 2005.

Overview
Trading and financial performance to date continues very much in line with the trends as reported at our AGM on 27 April 2005.

Volume trends are encouraging with targeted growth in assets being achieved. The Group net interest margin as expected is broadly stable. Revenues are therefore usefully ahead of last year. With tight cost control we expect to deliver planned profit growth.

Divisional operating performance
In Retail, net mortgage lending is robust and expected to deliver a market share performance at the half-year in line with 2004's outturn.

Corporate has sustained its strong performance. We continue to be vigilant in our lending to protect shareholder returns. We therefore expect another year of measured asset growth.

In Insurance and Investment, sales of insurance and investment products are meaningfully ahead of the first four months of last year.

In International we continue to build on our strong positions with planned investment underway to develop our franchise in both Australia and Ireland.

Credit performance
Retail credit trends continue to develop as anticipated at the time of our 2004 results and our AGM trading statement. For HBOS, non-performing Retail assets have therefore continued to increase, in line with previous guidance, in both secured and unsecured lending books.

Credit trends in our Corporate lending book continue to improve.

Capital management
We have made good progress in our capital management buyback programme since its commencement in March this year. To date we have bought back some £230m of shares for cancellation and remain on course to reach our target of up to £750m in the full year.

This document contains forward-looking statements, including such statements within the meaning of Secti
Securities Exchange Act of 1934.

These statements concern or may affect future matters. These may include HBOS's future strategies, busir

directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results a
forward-looking statements. These factors are not limited to regulatory developments but include stock mar
conditions.

Contacts:

Investor Relations

Charles Wycks	Tel 0113 235 8757 (morning of 1 June) or 07747 790456
John Hope	Tel 0113 235 8238 (morning of 1 June) or 07836 701348

Press

Shane O'Riordain	Tel 07770 544585

END

Close

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	IFRS 2004 Restmnt - Part 1
Released	07:01 01-Jun-05
Number	9735M

HBOS plc 2004 Financial Results
Restatement to
International Financial Reporting Standards

Contents

Introduction

From 1 January 2005 the HBOS Group ('the Group'), in keeping with other European listed groups, is required to prepare its financial statements in accordance with International Financial Reporting Standards ('IFRS' or 'Standards') as adopted for use in the European Union. The Group's 2005 Interim Results will be the first set of financial results prepared exclusively on this basis.

The purpose of this document is to present and explain the key adjustments required to restate the 2004 financial results for the group on an IFRS basis for both interim and full year periods. The presentation format shows the previously reported UK GAAP financial results alongside the restated IFRS results on two separate bases.

The first basis (the 'statutory basis') shows the statutory comparatives for the interim and full year results for 2004 adopting all IFRS accounting standards, with the exception of IAS 32, IAS 39 and IFRS 4 where transitional concessions have been granted

by the International Accounting Standards Board. These concessions permit the Group to continue to report comparatives for areas covered by these standards on a UK GAAP basis for 2004 only. The transitional concessions include accounting policies for Loans and Advances, Debt Securities, Equities, Derivatives and Insurance.

The second basis (the 'pro-forma basis') provides more meaningful comparative information by showing the pro-forma 2004 IFRS financial data including the impact of IAS 32, IAS 39 and IFRS 4 at a Group and Divisional level, with the exception of the income statement impact of derivative hedge accounting where the necessary documentation was not in place during the year prior to the standard being agreed in late 2004.

The Group's stated aim is to restrict income statement and reserves volatility arising from IFRS hedge accounting so that it is not significant in Group profit terms. Under IFRS, profits on some hedging activities will now be accrual accounted and no longer recognised up front. The result of this is that, in the transition to IFRS in 2005, profit on these hedges will be deferred. The impact of this deferral, together with the expected higher cost of employee share schemes as the cumulative value of schemes being charged to profit increases, is expected to result in an additional EPS dilution of circa 1 % in 2005.

The information on pages 54 to 58 comprises a consolidated balance sheet at 31 December 2004, related consolidated statements of income, changes in equity and cash flows under IFRS for the year then ended, and a consolidated statement of changes in equity prepared as at 1 January 2005 incorporating the effects of IAS 32, IAS 39 and IFRS 4 (referred to together as 'the preliminary IFRS financial statements'). The basis of preparation of this statutory financial information is set out on pages 50 and 51. KPMG has audited these preliminary IFRS financial statements and their special purpose audit report is set out on pages 52 and 53. The accounting policies adopted by the Group with effect from 1 January 2005 are described in Appendix 2 (page 113).

The financial information included in this announcement does not constitute the Company's statutory accounts for the year ended 31 December 2004. Those accounts have been reported on by the Group's auditors. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The possibility exists that these preliminary IFRS financial statements may require adjustment before their inclusion in the final IFRS financial statements for the year ended 31 December because of subsequent revisions or changes to the Standards, or guidance and consensus on the application or interpretation of IFRS.

(Page 4)

Summary

HBOS plc IFRS Restatement for the year ended December 2004

Summary Group Headlines

The Summary Group headlines for the year ended 31 December 2004 below are presented on the Pro-forma basis as explained on the previous page, unless otherwise stated.

- Profit before tax* reduced by £269m to £4,501m, excluding the impact of reclassification of preference shares and preferred securities.

- Profit before tax* reduced by £480m to £4,290m, including the impact of reclassification of preference shares and preferred securities.

- Basic earnings per share reduced by 4% to 74.9p.

- Underlying earnings per share reduced by 7% to 78.3p. Underlying earnings per share on the Statutory basis reduced by 1% to 83.1p.

- Group ROE* 19.6% (19.7% UK GAAP).

- Group net interest margin 179bps (170bps UK GAAP).

- Significant changes in line by line Income Statement and Balance Sheet headings due principally to reclassifications.

- Cost:income* ratio 44.6% (37.9% UK GAAP) principally reflecting Insurance & Investment business reclassifications. Banking divisions cost:income* ratio 41.8% (40.9% UK GAAP), excluding the impact of reclassification of preference shares and preferred securities.

- Tier 1 capital ratio and total capital ratio stable at 7.9% and 12.3% respectively (8.1% and 11.8% UK GAAP).

- Ordinary shareholders' equity (excluding minority interests and preference shares) reduced by £701m.

- Changes in Asset Quality measures do not give rise to any material change in the overall level of provisions.

- IFRS changes the timing and basis of accounting treatment, not the underlying fundamental commercial values – neither HBOS strategy, risk appetite nor dividend policy will change as a consequence of purely presentational accounting changes.

* Excluding merger integration costs and mortgage endowment compensation (referred to as exceptional items under UK GAAP)

Financial Highlights

The financial highlights of the Group for the year ended 31 December 2004 are presented below, restated to reflect the impact of differences arising between IFRS and UK GAAP.

Year ended 31 December 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Divisional profit before tax (1)			
Retail	2,059	**2,031**	**1,960**
Corporate	1,376	**1,320**	**1,200**
Treasury	262	**262**	**262**
Insurance & Investment	1,067	**1,066**	**769**
International	312	**307**	**298**
Group Items	(306)	**(199)**	**(199)**
Profit before tax (1)	4,770	**4,787**	**4,290**
Adjusted profit before tax (1) (3) excluding interest charged on preference shares and preferred securities reclassified from capital and reserves to other borrowings			**4,501**
Profit attributable to ordinary shareholders	3,020	**3,081**	**2,898**
Balance Sheet			
Loans and advances to customers (gross of securitisation) (2)	316,401	**315,558**	**314,262**
Loans and advances to customers (net of securitisation) (2)	287,511	**286,668**	**314,262**
Total assets	442,881	**448,165**	**479,674**
Customer deposits	195,494	**195,494**	**188,587**
Debt issued (3)	120,543	**120,543**	**150,967**
Ordinary shareholders' equity (excluding minority interests) (9)	17,223	**16,862**	**16,522**
Capital Adequacy	%	**%**	**%**
Tier 1 capital ratio	8.1	**8.2**	**7.9**
Total capital ratio	11.8	**11.9**	**12.3**
Performance Ratios	%	**%**	**%**
Post-tax return on mean equity (1)	19.7	**20.6**	**19.6**

Group Target post tax return on mean equity (1) (4)	19.5	**20.4**	**19.5**
Group Cost:income ratio (1) (5)	37.9	**42.4**	**44.6**
Banking Divisions cost:income ratio (1) (5)	40.9	**41.8**	**41.8**
Net interest margin (6)	1.70	**1.68**	**1.79**
Per Ordinary Share			
Earnings (basic) (7)	78.1p	**79.7p**	**74.9p**
Earnings (underlying) (7)	84.3p	**83.1p**	**78.3p**
Dividend cover (basic)	2.4 times	**2.4 times**	**2.3 times**
Dividend cover (underlying) (8)	2.6 times	**2.5 times**	**2.4 times**
Net asset value	439p	**429p**	**421p**

Summary

(1) Excluding merger integration costs of £48m pre tax (£34m post tax) and mortgage endowment compensation of £130m pre tax (£91m post tax). Under UK GAAP these costs were categorised as "exceptional items".

(2) The balance sheet under UK GAAP reflects loans and advances gross of securitisation as a "linked presentation" which is not permitted under IAS 39.

(3) The figures for debt issued include subordinated liabilities and debt securities in issue. Under IAS 32, debt issued also includes preference shares and preferred securities (together referred to as preference instruments), which are defined as liabilities and disclosed as other borrowings in the Consolidated Balance Sheet. This reclassification is reflected in the pro-forma figures. The related interest and dividend costs, which were shown within dividends payable and minority interests (non-equity) under UK GAAP, are now disclosed as interest payable.

(4) Excluding short-term fluctuations in investment returns and changes to economic assumptions in our Investment Businesses.

(5) The cost:income ratio is calculated excluding merger integration costs, mortgage endowment compensation, goodwill amortisation/impairment and after netting operating lease depreciation, amounts written off fixed asset investments, movements in insurance and investment contract liabilities and claims paid (net of reinsurance) against operating income. The Banking Divisions cost:income ratio has been calculated based on the Group cost:income ratio, excluding underlying operating expenses and underlying operating income relating to the Insurance and Investment Division. In order to enable comparison across UK GAAP and IFRS on a statutory and pro-forma basis, the pro-forma Banking Divisions cost:income ratio has been adjusted to exclude the impact on underlying operating income of the reclassification of preference instruments as debt.

(6) Certain loans and advances to customers have been securitised. The UK GAAP and IFRS Statutory net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

(7) Basic earnings per share is based on profit attributable to ordinary shareholders of £3,020m UK GAAP, £3,081m IFRS statutory, £2,898m IFRS pro-forma and weighted average number of ordinary shares in issue of 3,867m. Underlying earnings per share is based on post tax underlying profit attributable to ordinary shareholders of £3,260m UK GAAP, £3,212m IFRS statutory, £3,029m IFRS pro-forma and weighted average number of ordinary shares in issue of 3,867m. The underlying profit attributable to ordinary shareholders has been calculated by adding back, under UK GAAP, the post tax impact of exceptional items of £125m and amortisation of goodwill (including jointly controlled entities) of £115m and, under IFRS, the post tax impact of merger integration costs of £34m, mortgage endowment compensation of £91m and impairment of goodwill of £6m.

(8) Underlying dividend cover is calculated excluding the post tax impact of merger integration costs, mortgage endowment compensation and goodwill amortisation/impairment.

(9) Ordinary shareholders' equity (excluding minority interests) is calculated based on shareholders' equity (excluding minority interests) under UK GAAP of £17,623m and IFRS Statutory of £17,262m less preference share capital of £400m.

Reconciliation of UK GAAP to IFRS

Year ended 31 December 2004

Summary Group Income Statement	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	5,940	(55)	5,885	393	6,278
Non-interest income	4,287	12,323	16,610	(6,325)	10,285
Net operating income	**10,227**	**12,268**	**22,495**	**(5,932)**	**16,563**
Operating expenses*	(4,359)	(12,274)	(16,633)	5,507	(11,126)
Amounts written off fixed asset investments	(21)		(21)	(1)	(22)
Operating profit before provisions*	**5,847**	**(6)**	**5,841**	**(426)**	**5,415**
Impairment losses on loans and advances	(1,201)		(1,201)	(54)	(1,255)
Share of profits/(losses) of associates and jointly controlled entities	101	23	124	(17)	107
Profit on sale of fixed assets	23		23		23
Group profit before tax*	**4,770**	**17**	**4,787**	**(497)**	**4,290**
Exceptional items/merger integration costs and mortgage endowment compensation	(178)		(178)		(178)
Tax	(1,310)	38	(1,272)	69	(1,203)
Minority interests (equity)	(51)	6	(45)	34	(11)
Minority interests (non-equity)	(174)		(174)	174	
Preference dividends	(37)		(37)	37	
Profit attributable to ordinary shareholders	**3,020**	**61**	**3,081**	**(183)**	**2,898**

Further analysis of the adjustments to Group profit before tax is given in the tables below.

Statutory IFRS Adjustments**

Notes	Leasing (1)(4) £m	Share based payments (2) £m	Pensions (3) £m	Goodwill (5) £m	Long Term Assurance Business (6) £m	Other (4)(7) £m	Total Statutory £m
Net interest income	(52)					(3)	(55)
Non-interest income	33				12,263	27	12,323
Net operating income	**(19)**				**12,263**	**24**	**12,268**
Operating expenses*	(20)	(20)	(31)	102	(12,264)	(41)	(12,274)
Amounts written off fixed asset investments							
Operating profit before provisions*	**(39)**	**(20)**	**(31)**	**102**	**(1)**	**(17)**	**(6)**
Impairment losses on loans and advances							
Share of profits/(losses) of associates and jointly controlled entities	4					19	23
Profit on sale of fixed assets							
Group profit before tax*	**(35)**	**(20)**	**(31)**	**102**	**(1)**	**2**	**17**

Pro-forma IFRS Adjustments**

Notes	EIR (8) £m	Impairment (9) £m	Debt & Equity Investments (10) £m	Long Term Assurance Business (11) £m	Other (12) £m	Reclassification of Preference Instruments (13) £m	Total Pro-forma £m
Net interest income	543	40	21			(211)	393
Non-interest income	(589)		(3)	(5,726)	(7)		(6,325)
Net operating income	**(46)**	**40**	**18**	**(5,726)**	**(7)**	**(211)**	**(5,932)**
Operating expenses*	4		2	5,503	(2)		5,507
Amounts written off fixed asset investments			(1)				(1)
Operating profit before provisions*	**(42)**	**40**	**19**	**(223)**	**(9)**	**(211)**	**(426)**
Impairment losses on loans and advances:		(54)					(54)
Share of profits/(losses) of associates and jointly controlled entities	(1)		(17)		1		(17)
Profit on sale of fixed assets							
Group profit before tax*	**(43)**	**(14)**	**2**	**(223)**	**(8)**	**(211)**	**(497)**

* Excluding merger integration costs and mortgage endowment compensation. Operating expenses under UK GAAP include General Insurance claims previously shown separately.

** All adjustments are described in the Notes on pages 8 to 11.

Summary Divisional Profit Impact

The table below provides a summary of the reconciling adjustments between the 2004 Divisional Profit Before Tax as reported under UK GAAP and the IFRS restated results for the same period, on both a statutory and pro-forma basis. Further analysis is provided in the Divisional sections on pages 25 to 48.

	Notes	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Group Profit Before Tax under UK GAAP*		**2,059**	**1,376**	**262**	**1,067**	**312**	**(306)**	**4,770**
IFRS Statutory Adjustments:								
Leasing	(1)		(35)					(35)
Share based payments	(2)	(15)	(4)			(2)	1	(20)
Pensions	(3)	(15)	(19)		(2)	1	4	(31)
Associates and JCEs	(4)		23					23
Goodwill	(5)						102	102
Long Term Assurance Business	(6)				(1)			(1)
Other	(7)	2	(21)		2	(4)		(21)
Total		**(28)**	**(56)**		**(1)**	**(5)**	**107**	**17**
Statutory IFRS Group Profit Before Tax*		**2,031**	**1,320**	**262**	**1,066**	**307**	**(199)**	**4,787**
IFRS Pro-forma Adjustments:								
EIR	(8)	14	(49)			(8)		(43)
Impairment	(9)	(18)				4		(14)
Debt and equity investments	(10)	(1)	(2)		6	(1)		2
Long Term Assurance Business	(11)				(223)			(223)
Other	(12)	(3)	(4)		3	(4)		(8)
Sub-total		(8)	(55)		(214)	(9)		(286)
Reclassification of preference instruments	(13)	(63)	(65)		(83)			(211)
Total		**(71)**	**(120)**		**(297)**	**(9)**		**(497)**
Total IFRS Adjustments		**(99)**	**(176)**		**(298)**	**(14)**	**107**	**(480)**
Pro-forma Group Profit Before Tax*		**1,960**	**1,200**	**262**	**769**	**298**	**(199)**	**4,290**

* Excluding merger integration costs and mortgage endowment compensation.

Notes

Statutory IFRS Adjustments

1. Leasing

IAS 17 affects both our finance and operating lease businesses and reduces profits in 2004 by £35m.

The main area of change for the operating lease portfolio is the move to straight-line depreciation. The impact of the change for the Group is to reduce operating lease profit in the early years of a transaction relative to the previous actuarial depreciation basis.

Income from finance leases under IFRS is accounted for on a pre tax rather than, as under UK GAAP, a post tax basis. The post tax basis permits the timing benefit of tax cash flows to be recognised, whereas the pre tax basis does not. The net effect, similar to operating leases, is to defer profit recognition relative to previous practice.

For all leasing, where products have fees attached, there is a requirement under IFRS to spread this income/expense over the term of the lease rather than the current UK GAAP practice of, in general, recognising fees on a cash basis. This results in a

reclassification of fees and commissions from non-interest income to net interest income.

(Page 9)

Summary

2. Share Based Payments

IFRS 2 applies to grants made after 7 November 2002. Under IFRS 2 all share based payment schemes are now expensed through the income statement. This requires the use of IFRS accepted valuation methodologies for pricing share options and conditional share awards.

In addition to the £40m charged under UK GAAP, there is an incremental charge of £20m in 2004. This incremental charge will rise to approximately £70m in 2006 when a substantially complete population of these schemes will fall within the scope of IFRS 2. The incremental charge under IFRS for 2005 is expected to be approximately £50m.

3. Pensions

The IFRS pension charge for 2004 under IAS 19 is calculated using a different methodology to that which applied to UK GAAP under SSAP24 and results in a reduction of £31m in 2004 profits. IFRS actuarial gains and losses are posted directly to reserves as they arise under IAS 19 (as revised) thus effectively applying FRS 17, which would have been adopted under UK GAAP in 2005.

4. Associates and Jointly Controlled Entities (JCEs)

Historically under UK GAAP we have taken account of losses beyond our investment in associated undertakings and jointly controlled entities, whereas under IFRS these losses are restricted to a level that reflects an obligation to fund such losses.

Additionally, IFRS has led to more equity investments being treated as associated undertakings. This results in an increase in the share of profits from associates through equity accounting.

Finally, there is also the impact of converting the associates' own results to IFRS (e.g. leasing adjustments of £4m).

These changes result in a net increase in profit before tax of £23m in 2004.

5. Goodwill

Under IFRS, goodwill is not amortised but is subject to impairment testing, at least annually. For 2004, goodwill amortised of £108m under UK GAAP, and a further £7m which is accounted for in JCEs, is reversed as part of the IFRS adjustment. In addition, there is a charge of £6m relating to the impairment of goodwill in 2004.

6. Long Term Assurance Business

Under IFRS, profit and loss movements relating to Long Term Assurance business are analysed via each of the various income and expense headings including tax. Under UK GAAP the gross movements were netted and shown purely as income with the associated tax shown separately. This re-analysis has no profit impact.

Furthermore, under IFRS, the gross-up of the Value of In-Force Long Term Assurance business to a pre tax figure is based on the combined rate of tax applicable to both shareholders and policyholders. Historically, under UK GAAP, the gross up was in respect of shareholder tax only. This reduces profit before tax by £12m for the year ended 31 December 2004. This treatment accords with our understanding of the requirements of IAS 12, however there is an alternative view which is that the movement in embedded value within Profit Before Tax should be shown net of all taxes. An industry consensus on this issue has still to emerge.

There are a number of smaller adjustments amounting to £11m in total which offset the above amount and result in an overall reduction of £1m for Long Term Assurance business on the Statutory basis.

(Page 10)

Summary

7. Other

The Other Items line in the table is used to summarise the impact of the remaining adjustments, the main one being a reduction of £20m in Corporate profit before tax as a result of no longer grossing up income from certain investments. This income was grossed up for tax under UK GAAP, with a corresponding increase in the tax charge. Under IFRS the income is recorded as the amount received with no gross up for tax. This reduces both profit before tax and tax charged in the income statement in 2004 and therefore has no impact on earnings.

Pro-forma IFRS Adjustments

8. Effective Interest Rate (EIR)

The IFRS requirement is to record through net interest income a constant return over the relevant period of lending transactions. The effect is to spread components such as interest, discounts and fees payable and receivable over the effective life of the loan. This reduces profit before tax by £43m in 2004. The EIR is the rate that discounts estimated future cash flows through the expected life to the net carrying value of the lending transaction, essentially the internal rate of return of the financial instrument. This also results in a reclassification of relevant fees and commissions from non-interest income to net interest income.

9. Impairment

IAS 39 introduces changes to loan loss provisioning practice and accounting. There are now more stringent definitions of the circumstances in which a loss can be recognised and how it is valued. The main points are that financial assets may be regarded as impaired only if there is objective evidence to this effect, as a result of one or more past events. Additionally, the quantification of any loss must now be undertaken by discounting the future stream of recoverable cash flows at the original effective interest rate and comparing this with the existing asset value. Any deficit is regarded as the impaired amount and is charged against previously established provisions for impairment or directly to the income statement immediately.

These changes result in a net reduction in profit before tax of £14m in 2004.

10. Debt and Equity Investments

IFRS introduces a standardised methodology governing the valuation of investments, which has given rise to adjustments to UK GAAP results. This includes moving from a mid to bid price for the valuation of assets where quoted market prices are available, which gives rise to a lower asset valuation.

Additionally, the reclassifications of certain preference shares within a Jointly Controlled Entity's own accounts results in an increase in interest receivable and reduction in profits from JCEs.

These changes result in an overall increase in profit before tax of £2m in 2004.

11. Long Term Assurance Business

Long Term Assurance business has historically been accounted for using the embedded value (EV) methodology. Upon transition to IFRS only those products that contain significant insurance risk are classified as insurance contracts. For such business EV accounting will continue to apply. If significant insurance risk is not present then contracts will be deemed to be investment contracts and accounted for under IAS 39 in a similar fashion to Collective Investment Schemes under UK GAAP. Typical examples of product types affected are unit linked pensions, investment bonds and guaranteed growth bonds.

In accordance with IFRS 4, "with-profits" policies will continue to be EV accounted as will Long Term Assurance contracts which have been purchased by virtue of a business acquisition.

For all investment contracts, including Collective Investment Schemes, IFRS requires only the variable element of acquisition costs to be deferred. This is more restrictive than the treatment adopted by banks under UK GAAP for Collective Investment Schemes where a proportion of fixed acquisition costs were also deferred. This change will reduce the profit in the early years of these contracts and increase it in the later years. Furthermore, IFRS extends the principal of deferral to include initial income on investment contract sales. These changes result in the later emergence of profit on these types of contracts.

Taken together, these changes result in a reduction of £223m in 2004 profit before tax.

12. Other Items

This heading is used to summarise the impact of a number of individually less significant adjustments.

13. Reclassification of preference instruments

As certain preference shares and preferred securities are reclassified as debt in the balance sheet, the interest and dividend costs relating to them, which were shown within dividends payable and minority interests (non-equity) under UK GAAP, are now disclosed as interest payable. This reclassification reduces pro-forma profit before tax by £211m in 2004 but has no impact on

the Group's earnings per share.

Balance sheet commentary and summary of significant accounting policies

Further information relating to the application of IFRS to balance sheet captions is included on pages 60 to 69 with a summary of significant accounting policies, including explanatory notes, incorporated in Appendix 2 (page 113).

Group Financial Analysis

Divisional financial performance under IFRS, on a statutory basis, can be summarised as follows:

Year ended 31 December 2004	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Net interest income	3,719	1,450	165	106	445		5,885
Non-interest income	1,031	1,431	206	13,746	196		16,610
Net operating income	**4,750**	**2,881**	**371**	**13,852**	**641**		**22,495**
Operating expenses*	(2,123)	(1,115)	(112)	(12,777)	(307)	(199)	(16,633)
Amounts written off fixed asset investments		(27)	3	1	2		(21)
Operating profit before provisions*	**2,627**	**1,739**	**262**	**1,076**	**336**	**(199)**	**5,841**
Provisions for bad and doubtful debts	(653)	(518)			(30)		(1,201)
Share of profits/(losses) of associates and jointly controlled entities	34	99		(10)	1		124
Profit on sale of fixed assets	23						23
Group profit before tax*	**2,031**	**1,320**	**262**	**1,066**	**307**	**(199)**	**4,787**
Group profit before tax under UK GAAP*	**2,059**	**1,376**	**262**	**1,067**	**312**	**(306)**	**4,770**

Divisional financial performance under IFRS, on a pro-forma basis, can be summarised as follows:

Year ended 31 December 2004	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Net interest income	3,753	1,813	165	48	499		6,278
Non-interest income	947	982	206	8,020	130		10,285
Net operating income	**4,700**	**2,795**	**371**	**8,068**	**629**		**16,563**
Operating expenses*	(2,123)	(1,115)	(112)	(7,274)	(303)	(199)	(11,126)
Amounts written off fixed asset investments		(27)	3	1	1		(22)
Operating profit before provisions*	**2,577**	**1,653**	**262**	**795**	**327**	**(199)**	**5,415**
Impairment losses on loans and advances	(673)	(552)			(30)		(1,255)
Share of profits/(losses) of associates and jointly controlled entities	33	99		(26)	1		107
Profit on sale of fixed assets	23						23
Group profit before tax*	**1,960**	**1,200**	**262**	**769**	**298**	**(199)**	**4,290**
Group profit before tax under UK GAAP*	**2,059**	**1,376**	**262**	**1,067**	**312**	**(306)**	**4,770**

* Excluding merger integration costs and mortgage endowment compensation. Operating expenses include General Insurance claims previously shown separately under UK GAAP, together with all other insurance claims and movements in insurance and investment contract liabilities, where relevant.

Group Post Tax Return on Mean Equity

The calculation of Group post tax return on mean equity is set out in the following table.

Year ended 31 December 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Post tax return			
Profit attributable to ordinary shareholders	3,020	**3,081**	**2,898**
Merger integration costs	34	**34**	**34**
Mortgage endowment compensation	91	**91**	**91**
	3,145	**3,206**	**3,023**
Mean equity	16,004	**15,583**	**15,395**
	%	**%**	**%**
Group post tax return on mean equity	19.7	**20.6**	**19.6**
Short-term fluctuations in investment returns and changes to economic assumptions	(0.2)	**(0.2)**	**(0.1)**
Group Target post tax return on mean equity	19.5	**20.4**	**19.5**

Group Net Interest Margin

The calculation of the Group net interest margin is set out in the following table.

Year ended 31 December 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Interest receivable	21,635	**21,581**	**22,214**
Interest payable	(15,695)	**(15,696)**	**(15,936)**
Net interest income	5,940	**5,885**	**6,278**
Average balances*			
Interest earning assets:			
Loans and advances	289,571	**291,143**	**291,421**
Securities and other liquid assets	35,780	**35,906**	**35,753**
	325,351	**327,049**	**327,174**
Securitised assets	23,629	**23,629**	**23,629**
	348,980	**350,678**	**350,803**
Group net interest margin	1.70%	**1.68%**	**1.79%**
Divisional net interest margins:			
Retail	1.83%	**1.83%**	**1.84%**
Corporate	1.98%	**1.89%**	**2.37%**
Treasury	0.09%	**0.09%**	**0.09%**
International	2.04%	**2.02%**	**2.26%**

* Certain loans and advances to customers have been securitised. The net interest margin is calculated before the deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

Non-interest Income

The key IFRS adjustments to Group non-interest income, on a statutory basis, are analysed below.

Year ended 31 December 2004	UK GAAP £m	Leasing £m	Long term Assurance Business £m	Other £m	IFRS Statutory £m
Fees and commission income	2,710	(35)	116		2,791
Fees and commission expense	(855)	80	(447)	(101)	(1,323)
Earned premiums on insurance contracts			8,329	842	9,171
Reinsurers' share of premiums on insurance contracts			(26)	(138)	(164)
Net trading income	208				208
General insurance premium income	595			(595)	
Income from Long Term Assurance business	714		(614)	(100)	
Change in value of in-force Long Term Assurance business			257	8	265
Other operating income:					
Profit on sale of investment securities	108				108
Operating lease rental income	618				618
Other	189	(12)	4,648	111	4,936
Non-interest income	4,287	33	12,263	27	16,610

Movements in the 'other' column principally represent reclassification of income relating to General Insurance business. Movements in other operating income within Long Term Assurance business represent investment income relating principally to assets backing Insurance contracts categorised as fair value through the income statement.

The key impacts of IAS 39 and IFRS 4 on Group non-interest income are analysed below.

Year ended 31 December 2004	IFRS Statutory £m	EIR £m	Long term Assurance Business £m	Other £m	IFRS Pro-forma £m
Fees and commission income	2,791	(978)	(23)	(1)	1,789
Fees and commission expense	(1,323)	388	23	(4)	(916)
Earned premiums on insurance contracts	9,171		(5,559)		3,612
Reinsurers' share of premiums on insurance contracts	(164)				(164)
Net trading income	208				208
General insurance premium income					
Income from Long Term Assurance business					
Change in value of in-force Long Term Assurance business	265		(153)		112
Other operating income:					
Profit on sale of investment securities	108				108
Operating lease rental income	618				618
Other	4,936	1	(14)	(5)	4,918
Non-interest income	16,610	(589)	(5,726)	(10)	10,285

Operating Expenses

The key IFRS adjustments to Group operating expenses, on a statutory basis, are analysed below.

Year ended 31 December 2004	UK GAAP £m	Leasing £m	Share based payments £m	Pensions £m	Goodwill £m	Long Term Assurance Business £m	Other £m	IFRS Statutory £m
Staff	1,875		20	31		349	14	2,289
Accommodation, repairs and maintenance	356					24		380
Technology	221					42		263
Marketing and communication	318					33		351
Depreciation:								
Tangible and intangible fixed assets	307					14	2	323
Other	551					136	5	692
Underlying operating expenses*	3,628		20	31		598	21	4,298
Depreciation:								
Operating lease assets	408	20						428
Goodwill amortisation/ impairment	108				(102)			6
Claims paid on insurance contracts (net of								

reinsurance)	215					5,655	20	5,890
Change in insurance contract liabilities						6,011		6,011
Change in investment contract liabilities								
Total*	4,359	20	20	31	(102)	12,264	41	16,633

* Excluding merger integration costs and mortgage endowment compensation. Operating expenses under UK GAAP include General Insurance claims previously shown separately.

The key IAS 39 and IFRS 4 adjustments to Group operating expenses are analysed below.

Year ended 31 December 2004	IFRS Statutory £m	EIR £m	Debt & Equity Investments £m	Long Term Assurance Business £m	Other £m	IFRS Pro-forma £m
Staff	2,289					2,289
Accommodation, repairs and maintenance	380					380
Technology	263					263
Marketing and communication	351					351
Depreciation:						
Tangible and intangible fixed assets	323			62		385
Other	692	(4)	(2)	5	2	693
Underlying operating expenses	4,298	(4)	(2)	67	2	4,361
Depreciation:						
Operating lease assets	428					428
Goodwill impairment/amortisation	6					6
Claims paid on insurance contracts (net of reinsurance)	5,890			(3,502)		2,388
Change in insurance contract liabilities	6,011			(3,821)		2,190
Change in investment contract liabilities				1,753		1,753
Total*	16,633	(4)	(2)	(5,503)	2	11,126

* Excluding merger integration costs and mortgage endowment compensation.

Group Items

IFRS adjustments to Group Items operating expenses are analysed below.

Year ended 31 December 2004	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Staff	229	(4)	225		225
Accommodation, repairs and maintenance	315		315		315
Technology	102		102		102
Marketing and communication	52		52		52
Depreciation:					
Tangible & intangible fixed assets	199	1	200		200
Goodwill amortisation/impairment	108	(102)	6		6
Other	131	43	174		174
Sub total	1,136	(62)	1,074		1,074
Less Recharges:					
Technology	(335)	(20)	(355)		(355)
Accommodation	(316)	(11)	(327)		(327)
Other shared services	(179)	(14)	(193)		(193)
Total*	306	(107)	199		199

* Excluding merger integration costs and mortgage endowment compensation.

Cost:income ratio

The calculation of the Group cost:income ratio is set out in the following table.

Year ended 31 December 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Operating expenses	4,537	**16,811**	**11,304**
Merger integration costs	(48)	**(48)**	**(48)**
Mortgage endowment compensation	(130)	**(130)**	**(130)**
	4,359	**16,633**	**11,126**
Goodwill amortisation/impairment	(108)	**(6)**	**(6)**
Operating lease depreciation	(408)	**(428)**	**(428)**
Change in investment contract liabilities			**(1,753)**
Claims paid on insurance contracts (net of reinsurance)	(215)	**(5,890)**	**(2,388)**
Change in insurance contract liabilities		**(6,011)**	**(2,190)**
Underlying operating expenses	3,628	**4,298**	**4,361**
Net operating income	10,227	**22,495**	**16,563**
Amounts written off fixed asset investments	(21)	**(21)**	**(22)**
General insurance claims	(215)		
Operating lease depreciation	(408)	**(428)**	**(428)**
Change in investment contract liabilities			**(1,753)**
Claims paid on insurance contracts (net of reinsurance)		**(5,890)**	**(2,388)**
Change in insurance contract liabilities		**(6,011)**	**(2,190)**
Underlying operating income	9,583	**10,145**	**9,782**
Group cost:income ratio	37.9%	**42.4%**	**44.6%**

The statutory heading for Operating Expenses in the Income Statement under IFRS includes a number of new captions, when compared to UK GAAP, relating primarily to the Insurance and Investment business activities. The statutory figure for Group Operating Expenses has therefore increased substantially under IFRS because of the line by line approach now applied to income and expenses of these businesses.

In order to provide a meaningful measure for cost:income the ratio will continue to be calculated based on the underlying operating and administrative expenses of the Group and therefore the items that have been outlined in the table above will either be excluded from or netted off both Operating Expenses and Net Operating Income in this calculation.

The Group cost:income ratio has increased to 44.6% on a pro-forma basis. This is principally as a result of the reclassification within Net Operating Income and Operating Expenses of underlying operating expenses, amounting to £665m on a pro-forma basis, that were previously incorporated within Income from Long Term Assurance business under UK GAAP. The movements in Banking division cost:income ratios are summarised below.

Banking division cost:income ratios

Year ended 31 December 2004	UK GAAP %	IFRS Statutory %	IFRS Pro-forma %
Retail	44.1	**44.7**	**45.2**
Corporate	27.2	**28.8**	**29.9**
Treasury	29.9	**29.9**	**29.9**
International	45.9	**46.2**	**46.6**
Banking divisions	40.9	**41.8**	**42.5**
Banking divisions (pro-forma excluding impact of reclassification of preference instruments)			**41.8**

Banking divisions cost:income ratios include Group Items but exclude Insurance & Investment division.

Balance Sheet Analysis

The IFRS adjustments impacting the key balance sheet items are analysed below by Division as at 31 December 2004.

Loans and advances to customers	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn

	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP	209.4	78.8	4.7		23.5	**316.4**
Less: non-returnable finance	(28.1)	(0.7)			(0.1)	**(28.9)**
	181.3	78.1	4.7		23.4	**287.5**
IFRS adjustments (statutory):						
Leasing		(0.1)				**(0.1)**
Reclassification	(0.3)	(0.4)				**(0.7)**
IFRS statutory	**181.0**	**77.6**	**4.7**		**23.4**	**286.7**
IFRS adjustments (pro-forma):						
Effective Interest Rate	0.6	(0.4)				**0.2**
Financial assets held for trading			(1.8)			**(1.8)**
Gross up of non-returnable finance	28.1	0.7			0.1	**28.9**
Reclassification of accrued interest		0.3				**0.3**
IFRS pro-forma	**209.7**	**78.2**	**2.9**		**23.5**	**314.3**
Impairment provisions	1.6	0.8			0.2	**2.6**
IFRS pro-forma loans and advances to customers (before provisions)	**211.3**	**79.0**	**2.9**		**23.7**	**316.9**

Risk Weighted Assets

	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP	105.2	92.9	14.8	1.1	20.5	**234.5**
IFRS adjustments (statutory):						
Leasing		(0.2)				**(0.2)**
Software development costs	(0.1)	(0.2)				**(0.3)**
IFRS statutory	**105.1**	**92.5**	**14.8**	**1.1**	**20.5**	**234.0**
IFRS adjustments (pro-forma):						
Effective Interest Rate	0.3	(0.4)				**(0.1)**
Fair value of AFS equities		0.1				**0.1**
Impairment	1.1	(0.2)				**0.9**
IFRS pro-forma	**106.5**	**92.0**	**14.8**	**1.1**	**20.5**	**234.9**

Customer Deposits

	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP & IFRS (statutory)	126.1	38.6	20.8		10.0	**195.5**
IFRS adjustments (pro-forma):						
Financial Liabilities held for trading			(9.4)		(0.1)	**(9.5)**
Other	0.1					**0.1**
Reclassification of accrued interest	2.1	0.4				**2.5**
IFRS pro-forma	**128.3**	**39.0**	**11.4**		**9.9**	**188.6**

Impairment Provisions and Impaired Loans

	UK GAAP & IFRS *Statutory* Total £m	IFRS *Pro-forma* Total £m
At 1 January 2004	2,252	2,384
Amounts written off during the year	(1,044)	(1,089)
Acquisitions and transfers	50	24
Charge for the year	1,201	1,255
Recoveries of amounts previously written off	42	42
Exchange movements	(7)	(5)
Less: Unwind of impairment provision discount*		(75)
Closing balance at 31 December 2004	**2,494**	**2,536**

* Unwind of impairment provision discount represents the unwind of the discount element of the provision to interest income during the year on a pro-forma basis under IFRS.

Under IFRS, impairment provisions are accounted for under IAS 39. As such, impairment provisions reported under 2004 statutory IFRS follow that of UK GAAP, resulting in no change.

The total charge for loan impairment against Group profits under pro-forma IFRS was £1,255m (UK GAAP £1,201m) representing 0.42% of average customer lending (UK GAAP 0.40%).

Closing provisions as a % of period end customer advances are analysed in the following table:

As at 31 December 2004	UK GAAP & IFRS Statutory £m	As % of customer advances	IFRS Pro-forma £m	As % of customer advances
Total impairment provisions	2,494	0.79	2,536	0.81

Impaired loans(IFRS pro-forma)/NPAs(UK GAAP/IFRS statutory) as a % of year end customer advances and impairment provisions as a % of impaired loans/ NPAs are analysed in the following tables:

As at 31 December 2004 UK GAAP	Customer advances* £bn	NPAs £m	NPAs as % of customer advances*	Provisions** £m	Provisions as % of NPAs
Retail : Secured	193.1	2,758	1.43	428	16
: Unsecured	16.3	1,761	10.80	1,225	70
Corporate	78.8	1,144	1.45	808	71
Treasury	4.7				
International	23.5	203	0.86	171	84
Total	**316.4**	**5,866**	**1.85**	**2,632**	**45**

As at 31 December 2004 IFRS statutory	Customer advances* £bn	NPAs £m	NPAs as % of customer advances*	Provisions** £m	Provisions as % of NPAs
Retail : Secured	192.8	2,758	1.43	428	16
: Unsecured	16.3	1,761	10.80	1,225	70
Corporate	78.3	1,144	1.46	808	71
Treasury	4.7				
International	23.5	203	0.86	171	84
Total	**315.6**	**5,866**	**1.86**	**2,632**	**45**

As at 31 December 2004 IFRS pro-forma	Customer advances £bn	Impaired loans £m	Impaired loans as % of customer advances	Impairment Provisions £m	Impairment Provisions as % of impaired loans
Retail : Secured	193.4	2,758	1.43	324	12
: Unsecured	16.3	1,761	10.80	1,240	70
Corporate	78.2	1,561	2.00	829	53
Treasury	2.9				
International	23.5	295	1.26	143	48
Total	**314.3**	**6,375**	**2.03**	**2,536**	**40**

Note:

*** In the above tables for UK GAAP/IFRS statutory data for customer advances is stated before deduction of non-returnable finance.**
**** In the above tables for UK GAAP/IFRS statutory data for impairment provisions includes interest in suspense.**

The cumulative provisions (UK GAAP/IFRS statutory: including interest in suspense), which are deducted from loans and advances in the balance sheet, together with their percentage cover of impaired loans (UK GAAP/IFRS statutory: NPAs) are as follows:

	UK GAAP & IFRS (statutory)	As %	IFRS (pro-forma)	As % of Impaired loans

As at 31 December 2004	£m	of NPAs	£m	
Impairment provisions	2,494	42	2,536	40
Interest in suspense	138	3		
Total impairment provisions	**2,632**	**45**	**2,536**	**40**

Capital Structure

As at 31 December 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Risk Weighted Assets			
On balance sheet	217,112	**216,580**	**217,452**
Off balance sheet	17,421	**17,421**	**17,421**
Total Risk Weighted Assets	234,533	**234,001**	**234,873**
Tier 1			
Ordinary share capital	981	**981**	**981**
Preference share capital	400	**400**	**400**
Eligible reserves	16,262	**16,842**	**16,252**
Minority interests (equity)	536	**539**	**539**
Minority and other interests (non-equity):			
Preferred securities	2,719	**2,719**	**2,719**
Preference shares	198	**198**	**198**
Less: goodwill & other intangible assets	(2,151)	**(2,539)**	**(2,539)**
Total Tier 1 capital	18,945	**19,140**	**18,550**
Tier 2			
Available for sale unrealised gains			**100**
Undated subordinated debt	5,903	**5,903**	**5,903**
Dated subordinated debt	7,616	**7,616**	**7,616**
Collectively assessed impairment provisions (UK GAAP: General provisions)	825	**825**	**1,809**
Total Tier 2 capital	14,344	**14,344**	**15,428**
Supervisory deductions:			
Unconsolidated investments – Life	(4,725)	**(4,725)**	**(4,011)**
Unconsolidated investments – Other	(523)	**(523)**	**(523)**
Investments in other banks and other deductions	(457)	**(457)**	**(457)**
Total supervisory deductions	(5,705)	**(5,705)**	**(4,991)**
Total regulatory capital	27,584	**27,779**	**28,987**
Tier 1 capital ratio (%)	8.1	**8.2**	**7.9**
Total capital ratio (%)	11.8	**11.9**	**12.3**

Total regulatory capital increased from £27,584m to £28,987m on a pro-forma basis.

The capital structure noted here under IFRS has been compiled based on the FSA policy statement PS 05/5 'Implications of a changing accounting framework' issued in April 2005.

Reconciliation of Regulatory Capital under IFRS

Analysis of the adjustments and reclassifications relating to Risk Weighted Assets and Regulatory Capital is set out in the tables below.

Risk Weighted Assets	**As at 31.12.2004 Statutory £m**	**As at 31.12.2004 Pro-forma £m**
Risk Weighted Assets – UK GAAP basis	**234,533**	**234,533**
Adjustments and reclassifications:		
Software development costs reclassified	***(283)***	***(283)***

EIR		(172)
Impairment		899
Leasing	(249)	(249)
Fair value of AFS equities		145
Risk Weighted Assets – IFRS basis	234,001	234,873

Software development costs, previously held as tangible fixed assets and risk weighted accordingly, have been classified as intangible assets under IAS 38.

Total Tier 1 Capital	**As at 31.12.2004 Statutory £m**	**As at 31.12.2004 Pro-forma £m**
Total Tier 1 Capital – UK GAAP basis	18,945	18,945
Adjustments:		
Additional funding contribution to pension schemes	(210)	(210)
Goodwill & other intangible assets	(283)	(283)
Dividends	870	870
Loss of embedded value on investment contracts		(714)
EIR		237
Leasing	(190)	(190)
Other	8	(105)
Total Tier 1 Capital – IFRS basis	19,140	18,550

FSA policy statement PS 05/5 allows firms to deduct the estimated additional funding provided to defined benefit pension schemes over the next 5 years, rather than taking the full pension deficit to reserves, as under IAS 19. The current projection of additional funding, net of tax, is £210m on this basis.

The final dividend of £870m is not recognised until approved under IFRS and consequently the accrual under UK GAAP is reversed out of Tier 1 capital.

Under IFRS, only products that contain significant insurance risk can continue to be classified as insurance contracts. For contracts where there is no significant insurance risk, the contracts are accounted for as investment contracts under IAS 39. Post acquisition embedded value may be included within Tier 1 but must be deducted from total capital. Implementing these provisions, on a pro-forma basis, results in a reduction in Tier 1 capital of £714m, net of tax, and a similar reduction in supervisory deductions resulting in no change to total capital.

Tier 2 Capital	**As at 31.12.2004 Statutory £m**	**As at 31.12.2004 Pro-forma £m**
Tier 2 Capital – UK GAAP basis	14,344	14,344
Adjustments:		
Collectively assessed impairment provisions		984
Available for sale unrealised gains		100
Tier 2 Capital – IFRS basis	14,344	15,428

FSA policy statement PS 05/5 confirms that Collectively assessed impairment provisions can be counted towards total regulatory capital.

Unrealised gains, net of deferred tax, on the fair valuation of equities held as available for sale financial assets are included within Upper Tier 2 capital.

Supervisory deductions	**As at 31.12.2004 Statutory £m**	**As at 31.12.2004 Pro-forma £m**
Supervisory deductions – UK GAAP basis	(5,705)	(5,705)
Adjustments: Loss of EV on investment contracts		714
Supervisory deductions – IFRS basis	(5,705)	(4,991)

Divisional Analysis

Retail

Income Statement
Year ended 31 December 2004

	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	3,719		3,719	34	3,753
Non-interest income	1,029	2	1,031	(84)	947
Mortgage & savings	757		757	(446)	311
Banking	318		318		318
Business banking	19		19		19
Personal loans	38		38	(10)	28
Credit cards	209		209		209
Other	69	2	71		71
Fees and commission income	1,410	2	1,412	(456)	956
Fees and commission expense	(434)		(434)	372	(62)
Other operating income	53		53		53
Net operating income	4,748	2	4,750	(50)	4,700
Operating expenses*	(2,093)	(30)	(2,123)		(2,123)
Staff	(979)	(30)	(1,009)		(1,009)
Accommodation, repairs and maintenance	(12)		(12)		(12)
Technology	(75)		(75)		(75)
Marketing and communication	(195)		(195)		(195)
Depreciation:					
Tangible and intangible fixed assets	(64)		(64)		(64)
Other	(140)		(140)		(140)
Sub total	(1,465)	(30)	(1,495)		(1,495)
Recharges:					
Technology	(267)		(267)		(267)
Accommodation	(250)		(250)		(250)
Other shared services	(111)		(111)		(111)
Operating profit before provisions*	2,655	(28)	2,627	(50)	2,577
Impairment losses on loans and advances	(653)		(653)	(20)	(673)
Operating profit*	2,002	(28)	1,974	(70)	1,904
Share of profits of associates and jointly controlled entities	34		34	(1)	33
Profit on sale of fixed assets	23		23		23
Profit before tax*	2,059	(28)	2,031	(71)	1,960
Cost:income ratio*	44.1%		44.7%		45.2%

* Excluding merger integration costs and mortgage endowment compensation.

Key Impacts Analysis
Year ended 31 December 2004

Statutory IFRS adjustments

The impact of IFRS on a statutory basis on Retail is analysed in the following table:

	Share Based Payments £m	Pension Costs £m	Other £m	Statutory IFRS Adjustments £m

Non-interest income			2	2
Net operating income			**2**	**2**
Operating expenses	(15)	(15)		(30)
Operating profit before provisions	**(15)**	**(15)**	**2**	**(28)**
Profit before tax	**(15)**	**(15)**	**2**	**(28)**

Pro-forma IFRS adjustments

The pro-forma IFRS impact on Retail is analysed in the following table:

	EIR £m	Impairment £m	Reclassification Preference Instruments £m	Other £m	Pro-forma IFRS adjustments £m
Net interest income	97	2	(63)	(2)	34
Non-interest income	(83)			(1)	(84)
Net operating income	**14**	**2**	**(63)**	**(3)**	**(50)**
Operating expenses					
Operating profit before provisions	**14**	**2**	**(63)**	**(3)**	**(50)**
Impairment losses on loans and advances		(20)			(20)
Share of profits/(losses) of associates and jointly controlled entities				(1)	(1)
Profit before tax	**14**	**(18)**	**(63)**	**(4)**	**(71)**

UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m

Net Interest Margins and Spreads

Year ended 31 December 2004

Net Interest Income				
Interest receivable		11,682	**11,682**	**11,682**
IAS 39 adjustment				**97**
		11,682	**11,682**	**11,779**
Interest payable		(8,175)	**(8,175)**	**(8,175)**
Capital earnings		212	**212**	**149**
		3,719	**3,719**	**3,753**
Average Balances:				
Interest earning assets	- securitised	22,221	**22,221**	**22,221**
	- other	181,453	**181,453**	**181,373**
Total interest earning assets		203,674	**203,674**	**203,594**
IAS 39 EIR adjustment				**573**
		203,674	**203,674**	**204,167**
Interest bearing liabilities	- deposits	126,286	**126,286**	**126,286**
	- securitised	22,221	**22,221**	**22,221**
	- other	55,167	**55,167**	**55,660**
		203,674	**203,674**	**204,167**
Average Rates:		%	**%**	**%**
Gross yield on interest earning assets		5.73	**5.73**	**5.77**
Cost of interest bearing liabilities		(4.01)	**(4.01)**	**(4.00)**
Net Interest Spread		1.72	**1.72**	**1.77**
Capital earnings		0.11	**0.11**	**0.07**
Net Interest Margin		1.83	**1.83**	**1.84**

Note: Certain loans and advances to customers have been securitised. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance.

Net Interest Margin

The movements can be summarised as follows:

	Year ended 31.12.2004
Movement in margin	**Basis Points**
Net interest margin under UK GAAP/statutory IFRS	**183**
Pro-forma IFRS adjustments:	
EIR	**5**
Capital earnings - Reclassification of preference instruments	**(4)**
Pro-forma IFRS net interest margin	**184**

Divisional Analysis

	UK GAAP £bn	**IFRS Statutory £bn**	**IFRS Pro-forma £bn**

Balance Sheet and Asset Quality Information

As at 31 December 2004

Loans and advances to customers			
Loans & advances to customers	209.4	**209.4**	**209.4**
Less: Reclassification adjustment		**(0.3)**	**(0.3)**
Add: EIR adjustment			**0.6**
	209.4	**209.1**	**209.7**
Less: non-returnable finance	(28.1)	**(28.1)**	
	181.3	**181.0**	**209.7**
Impairment provisions on loans and advances	£1,576m	**£1,576m**	**£1,564m**
Non performing assets (NPAs)	£4,519m	**£4,519m**	
Impaired loans			**£4,519m**
Interest in suspense	£77m	***£77m***	
Impairment losses on loans and advances through P&L as a % of average advances*	0.33%	**0.33%**	**0.34%**
Impairment provisions on loans and advances as a % of closing advances*	0.75%	**0.75%**	**0.75%**
NPAs/Impaired loans as a % of closing advances*	2.16%	**2.16%**	**2.15%**
Impairment provisions (including interest in suspense) on loans and advances as a % of NPAs/Impaired loans	37%	**37%**	**35%**
Total risk weighted assets	£105.2bn	**£105.1bn**	**£106.5bn**
Total customer deposits	£126.1bn	**£126.1bn**	**£128.3bn**

* Before deducting non-returnable finance where applicable.

Key impacts

Loans and Advances to Customers

- Loans and advances to customers are restated to £209.7bn on a pro-forma basis.
- Under IAS 39 the non-returnable finance of £28.1bn is shown on the balance sheet as a liability rather than being deducted from the value of the securitised asset.
- Risk weighted assets increase by £1.3bn on a pro-forma basis reflecting increases of £1.1bn relating to Impairment and £0.3bn due to the EIR adjustment and partially offset by a reduction due to the reclassification of software development costs as Intangible Assets.

Asset Quality Measures

- Including the impact of IAS 39, there is a reduction in overall impairment provisions of £12m from £1,576m to £1,564m. There is also a change in the balance between secured and unsecured impairment provisions as shown in the table below. The former reduces by £104m from £428m to £324m whilst the latter shows an increase of £92m from £1,148m to £1,240m.
- The reduction of £104m in the secured portfolio impairment provision is due to the narrower definition of the "incurred loss" assessment basis within the mortgage impairment provision which reflects a shorter emergence period for loss incidence than previously applied. The increase in the unsecured impairment provisions requirement of £92m reflects a combination of the discounting effect under IFRS and the need to introduce a longer loss emergence period than that previously used as the basis of assessment.

- Interest continues to be recognised on impaired loans under IAS 39 and, as such, the generally accepted concept of non-performing assets (NPAs) is no longer appropriate as an indicator of credit quality and has been replaced by Impaired Loans. For the Retail business, Impaired Loans are in essence the same as NPAs and comprise loans which are contractually past due 90 days or more as to outstanding principal or interest payments and loans where the underlying customer account has been placed on to a non-accrual status.

Impairment Provisions on Loans and Advances	As at 31.12.2004 UK GAAP £m	**As at 31.12.2004 IFRS Statutory**

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	IFRS 2004 Restmnt - Part 2
Released	07:01 01-Jun-05
Number	9767M

RNS Number:9767M
HBOS PLC
01 June 2005

Part 2 pages 49 to 69 are duplicated here for the purposes of announcement released in ASCII format.

(Page 49)

Preliminary IFRS Financial Statements

(Page 50)

Preliminary IFRS Financial Statements

Basis of Preparation

HBOS plc ('The Company') has prepared the consolidated balance sheet as at 31 December 2004 and the related consolidated statements of income, changes in equity and cash flows for the year to 31 December 2004 ('the 2004 preliminary IFRS statements'), as set out on pages 54 to 58, to establish the financial position and results of operations of the Company necessary to provide the comparative financial information expected to be included in the Company's first set of IFRS financial statements for the year to 31 December 2005. The 2004 preliminary IFRS statements do not themselves include comparative financial information for the prior period.

The consolidated statement of changes in equity on page 56 has also been prepared as at 1 January 2005 to reflect the impact on equity of implementing those Standards which became effective on 1 January 2005. The financial information on pages 54 to 58, inclusive of the consolidated statement of changes in equity as at 1 January 2005, is referred to as 'the preliminary IFRS financial statements'.

The 2004 preliminary IFRS statements have been prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board (IASB), with the exception of IAS 32, 'Financial Instruments: Disclosure and Presentation', IAS 39, 'Financial Instruments: Recognition and Measurement', and IFRS 4, 'Insurance Contracts'. These Standards did not take effect until 1 January 2005 and statutory comparatives prepared for the 2004 financial year are not required to be, and have not been, restated for IAS 32, IAS 39 and IFRS 4. The 2004 comparatives which would otherwise fall within the scope of these Standards therefore remain under UK GAAP in accordance with the accounting policies set out in the audited financial statements for the year ended 31 December 2004.

The IFRS accounting policies adopted by the Company with effect from 1 January 2005, and which have been applied in restating the consolidated statement of changes in equity from 31 December 2004 to 1 January 2005, are set out in Appendix 2.

The Standards adopted by the Company are those endorsed by the European Union (EU) at the date the preliminary IFRS financial statements were approved by the Board, with the exception of IAS 19, 'Employee Benefits'. The latest version of IAS 19, which the Company has adopted, is expected to be endorsed by the EU and be effective for the 31 December 2005 financial statements.

With regard to IAS 39, the EU has endorsed a "carved out" version. The 'carve out' relates to specific paragraphs relating to the use of the fair value option and certain aspects of hedge accounting. The impact on the Company of the carve out is minimal and the carved out version adopted by the Company with effect from 1 January 2005 does not give a materially different result from the use of the full version of IAS 39.

The Company has taken advantage of the following exemptions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards'.

Business combinations

IFRS 3, 'Business Combinations' is not being applied retrospectively to business combinations that occurred before 1 January 2004. Accumulated amortisation on goodwill arising before 1 January 2004 has not therefore been reversed.

Employee benefits

All cumulative actuarial gains and losses to 1 January 2004 have been recognised in equity at 1 January 2004.

Translation differences

Cumulative translation differences for all foreign operations are deemed to be nil at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation shall exclude translation differences that arose before 1 January 2004, but include later translation differences.

The preliminary IFRS financial statements are based on the UK GAAP financial statements approved by the Board on 1 March 2005, and adjusted to comply with IFRS. In accordance with IFRS 1, there have been no adjustments to the estimates made at the time of the preparation of the UK GAAP financial statements.

The possibility exists that these preliminary IFRS financial statements may require adjustment before their inclusion in the final IFRS financial statements for the year ending 31 December 2005 because of subsequent revisions or changes to the Standards, or guidance and consensus on the application or interpretation of IFRS.

The Board acknowledges its responsibility for the preparation of the preliminary IFRS financial statements which have been prepared in accordance with IFRS Standards and Interpretations expected to be effective, and the policies expected to be adopted, when the Board prepares the Company's first set of Annual IFRS financial statements for the year to 31 December 2005. The Board approved the preliminary IFRS financial statements at its meeting on 31 May 2005.

Special Purpose Audit Report of KPMG Audit Plc to HBOS plc ('the Company') on its Preliminary International Financial Reporting Standards ("IFRS") Financial Statements

We have audited the accompanying consolidated preliminary IFRS balance sheet of HBOS plc as of 31 December 2004, the related consolidated statements of income, changes in equity and cash flows for the year then ended ("the 2004 IFRS preliminary statements"), and the consolidated statement of changes in equity prepared as at 1 January 2005, set out on pages 54 to 58 (together "the preliminary IFRS financial statements").

Respective responsibilities of directors and KPMG Audit Plc

As described on pages 50 and 51, the directors of the Company have accepted responsibility for the preparation of the preliminary IFRS financial statements which have been prepared as part of the Company's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom

by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary IFRS financial statements have been properly prepared, in all material respects, in accordance with the basis of preparation note to the preliminary IFRS financial statements set out on pages 50 and 51. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial statements.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary IFRS financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary IFRS financial statements.

Emphasis of matters

Without qualifying our opinion, we draw your attention to the following matters:

- The basis of preparation note on pages 50 and 51 to the preliminary IFRS financial statements explains why the accompanying preliminary IFRS financial statements may require adjustment before their inclusion as comparative information and the consolidated statement of changes in equity as at 1 January 2005 in the IFRS financial statements for the year to 31 December 2005 when the Company prepares its first IFRS financial statements.

- As described in the basis of preparation note on pages 50 and 51 to the preliminary IFRS financial statements, as part of its conversion to IFRS, the Company has prepared the 2004 IFRS preliminary statements to establish the financial position, results of operations and cash flows of the Company necessary to provide the comparative financial information expected to be included in the Company's first complete set of IFRS financial statements for the year ending 31 December 2005. The 2004 IFRS preliminary statements do not themselves include comparative financial information for the prior period.

- As explained in the basis of preparation note on pages 50 and 51 in accordance with IFRS 1 'First-Time Adoption of International Financial Reporting Standards', no adjustments have been made for any changes in estimates made at the time of approval of the UK Generally Accepted Accounting Practices (GAAP) financial statements on which the preliminary IFRS financial statements are based.

- As permitted by IFRS 1, IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' have not yet been applied and there has been no related restatement of the 31 December 2004 balance sheet. The adjustments relevant to the adoption of those standards are shown as an equity movement as at 1 January 2005 in the consolidated statement of changes in equity.

Opinion

In our opinion, the accompanying preliminary IFRS financial statements have been prepared, in all material respects, in accordance with the basis set out in the basis of preparation note, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year ending 31 December 2005.

KPMG Audit Plc

Chartered Accountants

Edinburgh

31 May 2005

Preliminary IFRS Financial Statements

Consolidated Income Statement
Year ended 31 December 2004

	IFRS £m
Interest receivable	21,581
Interest payable	(15,696)
Net interest income	5,885
Fees and commission income	2,791
Fees and commission expense	(1,323)
Earned premiums on insurance contracts	9,171
Reinsurers' share of premiums on insurance contracts	(164)
Net trading income	208
General insurance premium income	
Income from Long Term Assurance business	
Change in value of in-force Long Term Assurance business	265
Other operating income	5,662
Net operating income	22,495
Claims paid on insurance contracts	(5,933)
Reinsurers' share of claims paid on insurance contracts	43
Change in insurance contract liabilities	(6,011)
Administrative expenses	(3,975)
Merger integration costs	(48)
Mortgage endowment compensation	(130)
Depreciation and amortisation:	(757)
Property and equipment	(223)
Operating lease assets	(428)
Goodwill impairment/amortisation	(6)
Intangible assets other than goodwill	(100)
Operating expenses	(16,811)
General insurance claims	
Impairment losses on loans and advances	(1,201)
Amounts written off fixed asset investments	(21)
Operating profit	4,462
Share of operating profits of jointly controlled entities	55
Share of operating profits of other associated undertakings	69
Profit on sale of fixed assets	23
Profit on ordinary activities before taxation	4,609
Tax on profit on ordinary activities	(1,272)
Profit on ordinary activities after taxation	3,337
Minority interests: (equity)	(45)
(non-equity)	(174)
Profit attributable to shareholders	3,118
Dividends:	
Ordinary	
Preference	
Retained profit of the year	

Basic earnings per share	79.7p
Diluted earnings per share	79.1p

Preliminary IFRS Financial Statements

Consolidated Balance Sheet
As at 31 December 2004

	IFRS £m
Assets	
Cash and balances with central banks	1,558
Items in course of collection	1,024
Treasury bills and other eligible bills	4,327
Loans and advances to banks	20,001
Loans and advances to customers	315,558
Less: non-returnable finance	(28,890)
	286,668
Debt securities	82,901
Equity shares	25,667
Interest in jointly controlled entities	196
Interest in other associated undertakings	160
Goodwill and other intangible assets	2,033
Property and equipment	1,536
Investment properties	3,571
Operating lease assets	3,030
Deferred acquisition costs	172
Value of in-force Long Term Assurance business	3,657
Reinsurance assets	182
Other assets	9,436
Prepayments and accrued income	2,046
Long Term Assurance business attributable to shareholders	
Long Term Assurance assets attributable to policyholders	
Total Assets	448,165
Liabilities	
Deposits by banks	37,395
Customer accounts	195,494
Debt securities in issue	105,910
Notes in circulation	721
Insurance contract liabilities	52,086
Net post retirement benefit liability	1,762
Current tax liabilities	369
Deferred tax liabilities	1,460
Dividends payable	12
Other liabilities	12,201
Accruals and deferred income	5,772
Other provisions	176
Subordinated liabilities	14,633
	427,991
Shareholders' Equity	
Issued share capital*	1,381
Share premium	1,441
Other reserves	509
Profit and loss account	13,931
Shareholders' Equity (excluding Minority Interests) *	17,262
Minority interests (equity)	295

Shareholders' Equity (including Minority Interests) *.	17,557
Minority and other interests (non-equity)	2,617
	20,174
Long Term Assurance liabilities attributable to policyholders	
Total Liabilities	448,165

*Includes certain non-equity interests.

Preliminary IFRS Financial Statements

Consolidated Statement of Changes in Equity

	Share capital £m	Share premium £m	Other Own Shares (1) £m	Reserves Other(2) £m	Retained earnings (1) £m	Total Shareholders equity (excl MI) £m
At 31 December 2003 UK GAAP	1,363	1,345	(52)	514	12,198	15,368
Changes in accounting policy (3)			52		(455)	(403)
At 1 January 2004 IFRS Restated	1,363	1,345		514	11,743	14,965
Changes in Equity for 2004:						
Exchange translation				(5)		(5)
Profit attributable to shareholders					3,118	3,118
Total recognised income				(5)	3,118	3,113
Dividend paid in 2004					(1,246)	(1,246)
Dividends retained on account of share dividends					405	405
Net movement in own shares					(7)	(7)
Movement in share based compensation scheme reserve					34	34
Actuarial loss from Retirement Benefit Plans					(114)	(114)
Share scheme costs taken to reserves					(2)	(2)
Reserves capitalised		(15)				(15)
Premium arising on the issue of new shares		111				111
Ordinary capital subscribed	18					18
Movements on preferred securities						
Minority Interests share of retained profit						
At 31 December 2004 IFRS Restated	1,381	1,441		509	13,931	17,262
Changes in accounting policy (3)	(400)			247	(587)	(740)
At 1 January 2005 IFRS Restated	981	1,441		756	13,344	16,522

(1) Own shares will be shown on an IFRS basis under retained earnings.

(2) The adjustments to "Other Reserves" above will be split under new headings (see table below) required under IAS 32/39 from 1 January 2005.

(3) The restatements of reserves as a result of the change in accounting policies are shown in Table A on page 59 for the restatement of 1 January 2004 and Table B on page 59 for the restatement of 1 January 2005.

An analysis of Other Reserves is provided below to explain the new headings that will be required by the introduction of IAS 32/39 from 1 January 2005:

Other Reserves

	Other Reserves £m	Cash Flow Hedge Reserve £m	A
At 31 December 2004 IFRS Restated	509		
IFRS Adjustments:			
Net change in cash flow hedges, net of tax		78	
Net change in available for sale investments, net of tax			
At 1 January 2005 IFRS Restated	509	78	

Consolidated Cash Flow Statement

Year ended 31 December 2004

Operating activities	
Group operating profit	4
Adjustments for:	
Increase in prepayments and accrued income	
Increase in accruals and deferred income	
Losses on loans and advances	1
Depreciation and amortisation	
Amortisation of discount on debt securities	
Income from Long Term Assurance business	
Change in value of in-force Long Term Assurance business	
Interest on subordinated liabilities	
Pension charge for defined benefit schemes	
Profit on sale of investment securities	
Provisions for liabilities and charges	
Provisions utilised	
Provisions against debt securities and equity shares	
Movement of share based compensation scheme reserve	
Exchange differences	1
Revaluation of investment properties	

Other non-cash items	
Net cash inflow from trading activities	8
Changes in operating assets and liabilities	
Net increase in cash and balances held at central banks	
Net increase in items in course of collection	
Net decrease in treasury bills and other eligible bills	2
Net increase in loans and advances to banks and customers	(21
Net increase in reinsurance assets	
Net increase in other assets	(1
Net increase in deferred acquisition costs	
Net increase in deposits by banks and customer accounts	18
Net increase in insurance contracts liabilities	6
Net decrease in notes in circulation	
Net increase in debt issued	5
Net decrease in other liabilities	
Net (increase)/decrease in other investments	(6
Net cash flows from operating activities before tax	12
Income taxes paid	(1
Cash flow from operating activities	11

Consolidated Cash Flow Statement (Continued)

Year ended 31 December 2004

Cash flow from operating activities	11
Investing activities	
Sale and maturity of investment securities	18
Transfers from Long Term Assurance business	
Purchase of investment securities	(28
Sale of other intangible assets	
Purchase of other intangible assets	
Sale of property and equipment	
Purchase of property and equipment	
Purchase of investment properties	
Sale of investment properties	
Sale of operating lease assets	
Purchase of operating lease assets	(1
Cash contribution to defined benefit pension schemes	
Investment in subsidiary undertakings	
Investment in jointly controlled entities and associated undertakings	
Disposal of jointly controlled entities and associated undertakings	
Dividends received from jointly controlled entities	
Dividends received from associated undertakings	
Cash flows from investing activities	(10
Financing activities	
Issue of ordinary shares	
Issue of subordinated liabilities	2
Minority interest acquired	
Repayments of subordinated liabilities	

Minority interest disposed
Movement in own shares
Equity dividends paid
Preference dividends paid
Dividends paid to minority shareholders in subsidiary undertakings
Interest on subordinated liabilities relating to servicing of finance
Cash flows from financing activities

Net increase in cash and cash equivalents	1
Cash and cash equivalents 1 January 2004	39
Cash and cash equivalents 31 December 2004	40

Analysis of Cash and Cash Equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

Year ended 31 December 2004	IFRS £m
Cash and balances at central banks	575
Loans and advances to banks	
- repayable less than 3 months(1)	18,208
Short term investments	
- repayable less than 3 months(1)	21,940
Cash and cash equivalents 31 December 2004	40,723

(1) Cash equivalents are held for the purpose of meeting short term cash commitments rather tl investing or other purposes. Cash and cash equivalents under IFRS consist of cash and ba central banks that are freely available, and non-equity investments with a maturity of th less from the date of acquisition. Under UK GAAP cash consists of cash and balances with and loans and advances to other banks repayable on demand.

Balance Sheet and Equity Impact Analysis

Balance Sheet and Equity Impact following adoption of IFRS

On transition to IFRS at 1 January 2004, opening balance adjustments are made against equity. Further adjustments will be made against equity at 1 January 2005 on adoption of IAS 32/39 and IFRS 4. In addition, the new accounting rules require a number of assets, liabilities and equity items to be reclassified from the existing UK GAAP balance sheet.

Summary Impact of Changes to Equity

Tables A and B below summarise the transition impact to equity (Capital and Reserves) at 1 January 2004 and 1 January 2005 respectively. The change at 1 January 2004 includes the impact of all IFRS's except IAS 32/39 and IFRS 4. Table B summarises the impact of adopting IAS 32/39 and IFRS 4 from 31 December 2004 to 1 January 2005.

A more detailed analysis of the effects on balance sheet classification and equity impact by type of adjustment is shown on page 60 for Table A and page 63 for Table B.

Table A

	At 31.12.2003 And 01.01.2004	Year to 31 December 2004 Movement			
	Equity £m	Share capital & share premium £m	Retained Profit movement £m	Other reserves £m	Mi inte
Under UK GAAP	17,979	114	2,137	4	
IFRS Adjustments:					
Leasing	(170)		(20)		
Goodwill			102		
Associates/Jointly Controlled Entities	30		20		
Post employment benefit obligations	(1,001)		(137)		
Dividends	793		77		
Other	(55)		9	(9)	
Total IFRS Adjustments:	(403)		51	(9)	
Under IFRS	17,576	114	2,188	(5)	

Table B

Under UK GAAP as at 31 December 2004
Non IAS 32/IAS 39 and IFRS 4 Adjustments (Table A)

IAS 32/IAS 39/IFRS4 Adjustments:
Fair Value Adjustments for available for sale investments
Loan fees, cost recognition and interest on an effective yield basis
Long Term Assurance business
Impairment provisioning
Hedging and derivative adjustments
Other
Adjustments sub-total (excluding minority interests and preference shares)

Movement in minority interest (equity)
Reclassification of preference shares
Reclassification of minority interests (non-equity) (:

Under IFRS as at 1 January 2005

Ordinary shareholders' equity (excluding minority interests and preference shares) is reduced by £701m including statutory adjustments of £361m shown in table A above and pro-forma adjustments of £340m, excluding minority interests and preference shares, shown in table B above.

Balance Sheet and Equity Impact Analysis

Restatement of UK GAAP Balance Sheet to IFRS at 31 December 2004

The balance sheet below explains the restatement of the balance sheet at 31 December 2004 from UK GAAP to IFRS. The restated IFRS balance sheet excludes the application of IAS 32/39 and IFRS 4. Further analysis of the adjustments below is given on pages 61 and 62. Supplementary notes providing further explanation of the movement from UK GAAP to IFRS, including explanations on the Long Term Assurance business reclassification are shown on pages 66 to 69

As at 31 December 2004			Non IAS 32/IAS 39/[truncated] Adjustments	
	UK GAAP £m	Long Term Assurance Business Reclassification (Note 1 Page 66) £m	Reclassification (Analysed on p 61) £m	Im[truncated] (A[truncated]
Assets				
Cash and balances at central banks	1,558			
Items in course of collection	1,024			
Treasury bills and other eligible bills	4,327			
Loans and advances to banks	17,756	2,245		
Loans and advances to customers	316,401	(675)	(38)	
Less: non-returnable finance	(28,890)			
	287,511	(675)	(38)	
Debt securities	59,307	23,461	133	
Equity shares	208	25,474	(15)	
Interests in jointly controlled entities	254		(95)	
Interests in associated undertakings	170		(23)	
Goodwill and other intangible assets	1,570		361	
Property and equipment (previously included in tangible fixed assets)	1,684	264	(412)	
Investment properties (previously included in tangible fixed assets)		3,444	127	
Operating lease assets	3,148			
Deferred acquisition costs*		170		
Value of in-force Long Term Assurance business*		3,657		
Reinsurance assets*		147	35	
Other assets	8,446	1,021	(28)	
Prepayments and accrued income	1,929	155	(38)	
Long Term Assurance business attributable to shareholders	4,426	(4,426)		
Long Term Assurance assets attributable to	49,563	(49,563)		

policyholders			
Total Assets	442,881	5,374	7
Liabilities			
Deposits by banks	37,291	104	
Customer accounts	195,494		
Debt securities in issue	105,910		
Notes in circulation	721		
Insurance contract liabilities*		52,042	44
Net post retirement benefit liability*		15	118
Current tax liabilities (formerly corporation tax) *	335	34	
Deferred tax liabilities	726	1,300	
Dividends payable	882		
Other liabilities	10,831	1,368	
Accruals and deferred income	5,590	170	(5)
Other provisions	326		(150)
Subordinated liabilities	14,633		
	372,739	55,033	7
Shareholders' Equity			
Issued share capital**	1,381		
Share premium	1,441		
Other reserves	466		44
Profit and loss account	14,335	(52)	(44)
Shareholders' Equity (excluding Minority Interests)**	17,623	(52)	
Minority interests (equity)	295		
Minority and other interests (non-equity)	2,617		
	20,535	(52)	
Long Term Assurance liabilities attributable to policyholders	49,607	(49,607)	
Total Liabilities	442,881	5,374	7

* Additional Balance Sheet headings required by IFRS.

** Includes certain non-equity interests.

Balance Sheet and Equity Impact Analysis

Analysis of Non IAS 32/IAS 39/IFRS 4 Reclassification adjustments at 31 December 2004

The table below analyses by type the reclassification adjustments within the Group balance sheet, excluding the application of IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

As at 31 December 2004	JCEs/ Associates (Note 3) £m	Software Costs (Note 4) £m	Investment properties (Note 5) £m	Pensions (Note 7) £m	Sh (Not
Assets					

Cash and balances at central banks				
Items in course of collection				
Treasury bills and other eligible bills				
Loans and advances to banks				
Loans and advances to customers			(38)	
Less: non-returnable finance				
			(38)	
Debt securities	133			
Equity shares	(15)			
Interests in jointly controlled entities	(95)			
Interests in associated undertakings	(23)			
Goodwill and other intangible assets		361		
Property and equipment		(361)	(51)	
Investment properties			127	
Operating lease assets				
Deferred acquisition costs				
Value of in-force Long Term Assurance business				
Reinsurance assets				
Other assets			6	
Prepayments and accrued income				(38)
Long Term Assurance business attributable to shareholders				
Long Term Assurance assets attributable to policyholders				
Total Assets			44	(38)
Liabilities				
Deposits by banks				
Customer accounts				
Debt securities in issue				
Notes in circulation				
Insurance contract liabilities			44	
Net post retirement benefit liability				118
Current tax liabilities				
Deferred tax liabilities				
Dividends payable				
Other liabilities				
Accruals and deferred income				(6)
Other provisions				(150)
Subordinated liabilities				
			44	(38)
Shareholders' Equity				
Issued share capital				
Share premium				
Other reserves				
Profit and loss account				
Shareholders' Equity (excluding Minority Interests)				
Minority interests (equity)				
Minority and other interests (non-equity)				
Long Term Assurance liabilities attributable to policyholders				
Total Liabilities			44	(38)

Balance Sheet and Equity Impact Analysis

Analysis of Non IAS 32/IAS 39/IFRS 4 Equity adjustments at 31 December 2004

The table below analyses by type the adjustments impacting on equity within the Group balance sheet, excluding the application of IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

As at 31 December 2004	Leasing (Note 2) £m	JCEs/ Associates (Note 3) £m	Goodwill (Note 4) £m	Dividends (Note 6) £m	Pen (N
Assets					
Cash and balances at central banks					
Items in course of collection					
Treasury bills and other eligible bills					
Loans and advances to banks					
Loans and advances to customers	(130)				
Less: non-returnable finance					
	(130)				
Debt securities					
Equity shares					
Interests in jointly controlled entities		37			
Interests in associated undertakings		13			
Goodwill and other intangible assets			102		
Property and equipment					
Investment properties					
Operating lease assets	(118)				
Deferred acquisition costs					
Value of in-force Long Term Assurance business					
Reinsurance assets					
Other assets	(4)				
Prepayments and accrued income	3				
Long Term Assurance business attributable to shareholders					
Long Term Assurance assets attributable to policyholders					
Total Assets	(249)	50	102		
Liabilities					
Deposits by banks					
Customer accounts					
Debt securities in issue					
Notes in circulation					
Insurance contract liabilities					
Net post retirement benefit liability					1
Current tax liabilities					
Deferred tax liabilities	(78)				
Dividends payable				(870)	
Other liabilities	4				
Accruals and deferred income	15				
Other provisions					
Subordinated liabilities					
	(59)			(870)	1
Shareholders' Equity					
Issued share capital					
Share premium					

Other reserves					
Profit and loss account	(190)	50	102	870	(1
Shareholders' Equity (excluding Minority Interests)	(190)	50	102	870	(1
Minority interests (equity)					
Minority and other interests (non-equity)					
	(190)	50	102	870	(1
Long Term Assurance liabilities attributable to policyholders					
Total Liabilities	(249)	50	102		

Balance Sheet and Equity Impact Analysis

Restatement of IFRS Balance Sheet for IAS 32/39 and IFRS 4 at 1 January 2005

The balance sheet below explains the restatement that will be required to the IFRS restated balance sheet as at 1 January 2005 to include the impact of IAS 32 /39 and IFRS 4. Further analysis of the adjustments below is given on pages 64 and 65. Supplementary notes providing further explanation of the movement from UK GAAP to IFRS are shown on pages 66 to 69.

		IAS 32/IAS 39/IFRS 4 Adjustments	
	As at 31.12.2004 IFRS (excluding IAS 32/39 & IFRS 4)	Reclassification (Analysed on p64)	Impact o[n] Equity (Analyse[d] on p65)
	£m	£m	£[m]
Assets			
Cash and balances at central banks	1,558		
Items in course of collection	1,024		
Financial assets held for trading*		27,200	
Derivative assets*		7,087	1,733
Treasury bills and other eligible bills	4,327	(622)	
Loans and advances to banks	20,001	(2,513)	2
Loans and advances to customers	315,558	(1,538)	242
Less: non-returnable finance	(28,890)	28,890	
	286,668	27,352	242
Investment securities*			
Debt securities	82,901	(21,656)	136
Equity shares	25,667	437	97
	108,568	(21,219)	23
Interests in jointly controlled entities	196		(43
Interests in associated undertakings	160		(1
Goodwill and other intangible assets	2,033	767	
Property and equipment	1,536		
Investment properties	3,571		
Operating lease assets	3,030		
Deferred acquisition costs	172		177
Value of in-force Long Term Assurance business	3,657	(767)	(1,091
Reinsurance assets	182		
Other assets	9,436	(6,239)	(149
Prepayments and accrued income	2,046	(664)	24
Total Assets	448,165	30,382	1,127

Liabilities

Deposits by banks	37,395	(5,714)	
Financial liabilities held for trading*		16,528	
Derivative liabilities*		7,685	3,301
Customer accounts	195,494	(6,987)	80
Debt securities in issue	105,910	28,275	(1,475)
Notes in circulation	721		
Insurance contract liabilities	52,086	(35,124)	(22)
Investment contract liabilities		35,124	
Net post retirement benefit liability	1,762		
Current tax liabilities	369		
Deferred tax liabilities	1,460		(238)
Dividends payable	12	(12)	
Other liabilities	12,201	(6,657)	(336)
Accruals and deferred income	5,772	(3,087)	37
Other provisions	176		
Other borrowings*		3,043	
Subordinated liabilities	14,633	325	256
	427,991	33,399	1,603
Shareholders' Equity			
Issued share capital	1,381	(400)	
Share premium	1,441		
Other reserves	509		247
Profit and loss account	13,931		(587)
Shareholders' Equity (excluding Minority Interests)	17,262	(400)	(340)
Minority interests (equity)	295		(136)
Minority and other interests (non-equity)	2,617	(2,617)	
	20,174	(3,017)	(476)
Total Liabilities	448,165	30,382	1,127

* Additional Balance Sheet headings required by IAS 32 and IAS 39

Balance Sheet and Equity Impact Analysis

Analysis of IAS 32/39 and IFRS 4 Reclassification adjustments at 1 January 2005

The table below analyses by type the adjustments impacting on reclassification within the Group balance sheet in respect of the application of IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

	Long Term Assurance (Note 9) £m	Investment Securities (Note 10) £m	Loans and Advances (Note 11) £m	Derivatives/ hedging (Note 12) £m	Fundi Instrumen (Note 1
Assets					
Cash and balances at central banks					
Items in course of collection					
Financial assets held for trading		27,200			
Derivative assets				7,087	
Treasury bills and other eligible bills		(622)			
Loans and advances to banks		(2,513)			
Loans and advances to customers		(1,776)	238		
Less: non-returnable finance			28,890		

		(1,776)	29,128		
Investment securities					
Debt securities		(21,656)			
Equity shares		437			
		(21,219)			
Interests in jointly controlled entities					
Interests in associated undertakings					
Goodwill and other intangible assets	767				
Property and equipment					
Investment properties					
Operating lease assets					
Deferred acquisition costs					
Value of in-force Long Term Assurance business	(767)				
Reinsurance assets					
Other assets		(65)		(6,170)	
Prepayments and accrued income			(238)	(426)	
Total Assets		1,005	28,890	491	
Liabilities					
Deposits by banks		(5,206)		(508)	
Financial liabilities held for trading		16,528			
Derivative liabilities				7,685	
Customer accounts		(9,481)	2,494		
Debt securities in issue		(729)	28,890	114	
Notes in circulation					
Insurance contract liabilities	(35,124)				
Investment contract liabilities	35,124				
Net post retirement benefit liability					
Current tax liabilities					
Deferred tax liabilities					
Dividends payable					(1
Other liabilities		(107)		(6,558)	(
Accruals and deferred income			(2,819)	(242)	(
Other provisions					
Other borrowings					3,04
Subordinated liabilities			325		
		1,005	28,890	491	3,01
Shareholders' Equity					
Issued share capital					(40
Share premium					
Other reserves					
Profit and loss account					
Shareholders' Equity (excluding Minority Interests)					(40
Minority interests (equity)					
Minority and other interests (non-equity)					(2,61
					(3,01
Total Liabilities		1,005	28,890	491	

Balance Sheet and Equity Impact Analysis

Analysis of IAS 32/39 and IFRS 4 Equity adjustments at 1 January 2005

The table below analyses by type the adjustments impacting on equity within the Group balance sheet in respect of the application of IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

	Long Term Assurance (Note 9) £m	Investment Securities (Note 10) £m	EIR (Note 11) £m	Impairment (Note 11) £m	Derivat hec (Note
Assets					
Cash and balances at central banks					
Items in course of collection					
Financial assets held for trading					
Derivative assets					1
Treasury bills and other eligible bills					
Loans and advances to banks			2		
Loans and advances to customers			180	(15)	
Less: non-returnable finance					
			180	(15)	
Investment securities					
Debt securities	(14)	98			
Equity shares	(22)	140	(21)		
	(36)	238	(21)		
Interests in jointly controlled entities	(44)	4	(3)		
Interests in associated undertakings			(1)		
Goodwill and other intangible assets					
Property and equipment					
Investment properties					
Operating lease assets					
Deferred acquisition costs	177				
Value of in-force Long Term Assurance business	(1,091)				
Reinsurance assets					
Other assets	(133)		(13)		
Prepayments and accrued income	63		(39)		
Total Assets	(1,064)	242	105	(15)	1
Liabilities					
Deposits by banks					
Financial liabilities held for trading					
Derivative liabilities					3
Customer accounts					
Debt securities in issue					(1
Notes in circulation					
Insurance contract liabilities	(22)				
Investment contract liabilities					
Net post retirement benefit liability					
Current tax liabilities					
Deferred tax liabilities	(376)	73	90		
Dividends payable					
Other liabilities	13		(104)		
Accruals and deferred income	164		(118)	(9)	
Other Provisions					
Other borrowings					
Subordinated liabilities					
	(221)	73	(132)	(9)	1
Shareholders' Equity					
Issued share capital					
Share premium					
Other reserves		169			
Profit and loss account	(714)		237	1	

Shareholders' Equity (excluding Minority Interests)	(714)	169	237	1	
Minority interests (equity)	(129)			(7)	
Minority and other interests (non-equity)					
	(843)	169	237	(6)	
Total Liabilities	(1,064)	242	105	(15)	1

Notes to the analysis of the Balance Sheet and Equity impact

Detailed below are supplementary notes that provide explanations of the balance sheet reclassifications and equity impact to reserves as a result of the move to IFRS. The explanations have been split between excluding and including IAS 32/ IAS 39/IFRS 4 to support the respective restated Balance Sheets on pages 60 to 65.

IFRS Adjustments - Non IAS 32/IAS 39/IFRS 4

1. Long Term Assurance Business Reclassification

Under UK GAAP for the Group balance sheet, Long Term Assurance business has historically only been reported through the following line items:

- Long Term Assurance business attributable to shareholders (shareholder net assets attributable to Long Term Assurance Business and the Value of in-force ("VIF") Long Term Assurance Business (on a net of tax basis))
- Long Term Assurance assets attributable to policyholders
- Long Term Assurance liabilities attributable to policyholders
- Profit and loss account, which includes the accumulated Embedded Value profit.

Under IAS 27 a line by line presentation is required for those Long Term Assurance business amounts included within the Group balance sheet.

The main components of the balance sheet reclassification prior to the adoption of IAS 32/39 and IFRS 4 are:

Long Term Assurance Business Attributable to Shareholders

This has been split into its two components namely shareholder net assets and VIF. Shareholder net assets have been re-analysed across a number of other balance sheet categories, while the VIF asset has been reclassified to a new line "Value of in-force Long Term Assurance business".

Long Term Assurance Assets Attributable to Policyholders

This has been split out on a line by line basis with the biggest components being allocated to the debt and equity securities lines.

Long Term Assurance Liabilities Attributable to Policyholders

This has been split out on a line by line basis with the majority being classified as insurance contract liabilities.

2. Leasing

Finance Leases

Under UK GAAP the Group held finance lease assets on the balance sheet within Loans and Advances to Customers at an amount equal to the net investment in the lease after making provisions for items such as bad and doubtful rentals receivable. The total gross earnings under a finance lease were allocated to accounting periods to give a constant periodic rate of return to the lessor's net investment outstanding in respect of the lease. Under IFRS the total gross earnings are allocated to accounting periods using an actuarial pre tax method to give a constant rate of return on the net cash investment.

Operating Leases

For operating leases, rental income continues to be recognised on a straight-line basis. However, the calculation of the depreciation on operating lease assets has changed from a post tax actuarial method to a straight-line pre tax basis. This is to ensure that the depreciation profile matches that of similar assets held for use by the Group.

Balance Sheet and Equity Impact Analysis

3. Interests in Jointly Controlled Entities (JCEs) and Associates

Interests in jointly controlled entities and associates follow the provisions of IAS 28 and IAS 31 respectively using the equity accounting method.

Jointly controlled entities

IFRS requires investments in debt securities issued by the JCEs to be disclosed separately from the underlying carrying value of these entities. This has resulted in a reclassification of debt securities to investment securities. In addition under IFRS losses should be restricted to a level that reflects an obligation to fund such losses, whereas under UK GAAP losses were taken beyond this level.

Associates

The definition of an associate differs under IFRS from that of UK GAAP and therefore the scope of what can and cannot be included has changed.

In addition under UK GAAP, the carrying value of associates also included any preference shares or loan stock held by the Group relating to those entities. Following the introduction of IFRS these debt securities require to be disclosed separately from the underlying carrying value of these entities. This has resulted in a reclassification from associates to debt securities.

4. Goodwill and Other Intangibles

Impairment reviews for intangible assets with indefinite useful lives are undertaken annually. Goodwill amortisation under IFRS is prohibited.

Software development costs are capitalised in line with our accounting policy and recorded under Goodwill and Other Intangibles. Amortisation is carried out on the same basis as under UK GAAP.

5. Investment Properties

The reclassification of Long Term Assurance Business Assets gives rise to the separate identification of investment properties. There are smaller changes resulting from certain subsidiaries that have been funded for the purpose of property development. At a consolidated level under UK GAAP the costs of

property development have been treated as loans and advances to customers as the substance of the transaction is that of lending. However under IFRS the classification of the transaction must follow the treatment within the individual subsidiaries and therefore requires a reclassification from loans and advances to customers.

6. Dividends Paid and Payable

Under IFRS ordinary dividends paid in the year are not included on the face of the income statement, but are included in the Statement of Changes in Equity.

In addition, under IFRS the Group does not recognise ordinary dividends that have been declared or proposed after the balance sheet date. The liability for outstanding distributions on preference securities at the balance sheet date is due to the Group's contractual obligation to pay distributions due on these preference securities.

7. Net Post Retirement Benefit Liability

Under IAS 19, defined benefit pension schemes and other post-retirement benefit plans are recognised in the balance sheet and represent the present value of the defined benefit obligation.

Actuarial gains and losses will be recognised in full in the period they arise within the Statement of Changes in Equity.

In addition the basis on which certain assets are valued is also different to FRS 17, which values assets based on a mid price basis while IAS 19 (via IAS 39) requires all assets to be valued on a bid price basis as of 1 January 2005.

The Group has elected to recognise all cumulative actuarial gains and losses for all Group defined benefit schemes in opening equity at 1 January 2004 on transition to IFRS.

8. Own Shares

Own Shares were held in Other Reserves under UK GAAP as a reduction. Following the introduction of IFRS, Own Shares will be held as part of Profit and Loss

Reserve.

IFRS Adjustments - including IAS 32/IAS 39/IFRS 4

9. Long Term Assurance

The introduction of IAS 32/39 and IFRS 4 leads to two principal reclassifications:

Under IFRS 4 those Long Term Assurance contracts which do not contain significant insurance risk are reclassified as investment contracts.

It is no longer allowable to recognise VIF with respect to investment contracts. Where this VIF is internally generated it is written off. However, Purchased Value of in-force (PVIF) remains allowable provided it is reclassified as an intangible asset. This has led to a reclassification between VIF and Goodwill and Other Intangible assets.

10. Investment Securities Reclassification

Both equity shares and debt securities are included within investment securities.

IAS 39 establishes specific categories into which all financial assets and liabilities must be classified. The classification of financial instruments dictates how these assets and liabilities are subsequently measured in the financial statements. There are four categories of financial assets: Assets at fair value through profit and loss, available for sale, loans and receivables and held to maturity.

Assets at fair value through profit and loss

These assets are carried at fair value with changes in fair value taken to the income statement. This category includes assets held for trading where they are held for the purpose of selling in the near term or as investments that are held to meet insurance policyholder liabilities.

Available-for-sale financial assets (AFS)

These are any non-derivative financial assets designated on initial recognition

as available for sale. AFS assets are measured at fair value in the balance sheet. Fair value changes on AFS assets are recognised directly in equity, through the statement of changes in equity, except for interest on AFS assets (which is recognised in income on an effective yield basis), impairment losses, and (for interest-bearing AFS debt instruments) foreign exchange gains or losses. The cumulative gain or loss that was recognised in equity is recognised in the income statement when an available-for-sale financial asset is derecognised.

Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, originated or acquired, that are not quoted in an active market, not held for trading, and not designated on initial recognition as assets at fair value

through the income statement or as available-for-sale. Investment debt securities that are not quoted on an active market are categorised as loans and receivables.

Held-to-maturity investments

The Group has no investment securities designated under this category.

11. Loans and Advances

Loans and advances are held at amortised cost with revenue recognised on an effective interest rate basis (EIR).

The non-returnable finance on securitised customer advances that met the criteria for linked presentation in accordance with the UK Reporting Standard FRS 5 'Reporting the substance of transactions' will now be classed as debt securities in issue, from 1 January 2005.

The opening IFRS adjustment to reserves in respect of impairment reflects the net impact of moving to a narrower interpretation of an incurred loss model which recognises recoverable cash flows applying a discount rate based on the loan's effective interest rate.

12. Derivatives/Hedge Accounting

Hedging the Group's exposures to interest rate and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out in Treasury within a risk management framework of limits, practices and procedures set and overseen by the HBOS Group Asset and Liability Committee.

IAS 39 will now require the fair value of all derivatives to be recorded on the balance sheet with any movements in value taken to the income statement as they arise. Given that fair values will fluctuate, these movements will create volatility in reserves and the income statement. Only in circumstances where hedge accounting for derivatives is employed will the income statement be protected from this volatility.

The hedge accounting strategy being adopted by the Group is to utilise a combination of both the macro cash flow and micro fair value approaches.

In the case of the macro cash flow approach, the hedging derivative is measured at fair value with any movement taken to reserves. In these circumstances, no fair value accounting entries are required of the hedged loans or deposits. This approach gives rise to volatility in reserves, but protects the income statement to the extent the hedge is effective.

In addition, the Group will also use the micro fair value approach, which requires that the hedging derivative is measured at fair value with movements recognised in the income statement, rather than reserves. The designated hedged item is also adjusted by the change in fair value in relation to the risk being hedged and that change is recognised through the income statement. Therefore, if the hedge is fully effective, postings to the income statement will be equal and opposite.

13. Reclassification of Funding Instruments

There is a classification switch of certain funding instruments historically shown within Capital and Reserves, to other borrowings. This arises because the IFRS definition of debt includes instruments with a contractual obligation to pay interest or principal.

The most significant balance sheet reclassifications are in respect of:

Non-equity minority interests including innovative tier 1 securities, historically shown under Capital and Reserves are now reclassified as liabilities and disclosed as Other Borrowings on the face of the balance sheet.

Preference Shares, historically shown under Capital and Reserves, have been

reclassified as liabilities and disclosed as Other Borrowings on the face of the balance sheet.

MORE TO FOLLOW

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Company	HBOS PLC
TIDM	HBOS
Headline	IFRS 2004 Restmnt - Part 3
Released	07:01 01-Jun-05
Number	9736M

APPENDIX 1

HBOS plc 2004 Interim Results
Restatement to
International Financial Reporting Standards

Introduction

This Appendix identifies the key adjustments required to restate the 2004 interim results on an IFRS basis. We have presented the financial impact only, following the format of the December 2004 restatement included in the main body of this document. Narrative explanations of the adjustments have not been repeated.

Financial Highlights

The financial highlights of the Group for the half year ended 30 June 2004 are presented below, restated to reflect the impact of differences arising between IFRS and UK GAAP.

Half year ended 30 June 2004	UK GAAP £m	**IFRS Statutory £m**	**IFRS Pro-forma £m**
Divisional profit before tax [1]			
Retail	972	**961**	**931**
Corporate	667	**643**	**588**

Treasury	137	137	137
Insurance & Investment	408	391	283
International	149	147	146
Group Items	(150)	(96)	(96)
Profit before tax [1]	2,183	**2,183**	**1,989**
Adjusted profit before tax [1] [3] excluding interest charged on preference shares and preferred securities reclassified from capital and reserves to other borrowings			**2,088**
Profit attributable to ordinary shareholders	1,418	**1,445**	**1,388**
Balance Sheet			
Loans and advances to customers (gross of securitisation) [2]	299,072	**298,389**	**296,049**
Loans and advances to customers (net of securitisation) [2]	276,518	**275,835**	**296,049**
Total assets[8]	419,981	**423,111**	**n/a**
Customer deposits	186,988	**186,988**	**178,063**
Debt issued [3]	115,715	**115,715**	**140,408**
Ordinary shareholders' equity (excluding minority interests) [9]	16,269	**15,531**	**15,342**
Capital Adequacy	%	**%**	**%**
Tier 1 capital ratio	8.1	**8.0**	**7.7**
Total capital ratio	11.7	**11.6**	**12.1**
Performance Ratios	%	**%**	**%**
Post-tax return on mean equity [1]	18.6	**19.6**	**19.0**
Group Target post tax return on mean equity [1] [4]	19.1	**20.1**	**19.4**
Group cost:income ratio [1] [5]	38.9	**43.1**	**44.8**
Banking Divisions cost:income ratio [1] [5]	41.0	**41.8**	**41.8**
Net interest margin [6]	1.68	**1.65**	**1.77**
Per Ordinary Share			
Earnings (basic) [7]	36.9p	**37.6p**	**36.1p**
Earnings (underlying) [7]	38.7p	**38.0p**	**36.5p**
Net asset value	418p	**399p**	**394p**

(1) Excluding merger integration costs of £22m pre tax (£16m post tax). Under UK GAAP these costs were categorised as "exceptional items".

(2) The balance sheet under UK GAAP reflects loans and advances gross of securitisation as a "linked presentation" which is not permitted under IAS 39.

(3) The figures for debt issued include subordinated liabilities and debt securities in issue. Under IAS 32, debt issued also includes preference shares and preferred securities (together referred to as preference instruments), which are defined as liabilities and disclosed as other borrowings in the Consolidated Balance Sheet. This reclassification is reflected in the pro-forma figures. The related interest and dividend costs, which were shown within dividends payable and minority interests (non-equity) under UK GAAP, are now disclosed as interest payable.

(4) Excluding short-term fluctuations in investment returns and changes to economic assumptions in our Investment Businesses.

(5) The cost:income ratio is calculated excluding merger integration costs, goodwill amortisation/impairment and after netting operating lease depreciation, amounts written off fixed asset investments, movements in insurance and investment contract liabilities and claims paid (net of reinsurance) against operating income. The Banking Divisions cost:income ratio has been calculated based on the Group cost:income ratio, excluding underlying operating expenses and underlying operating income relating to the Insurance and Investment Division. In order to enable comparison across UK GAAP and IFRS on a statutory and pro-forma basis, the pro-forma Banking Divisions cost:income ratio has been adjusted to exclude the impact on underlying operating income of the reclassification of preference instruments as debt.

(6) Certain loans and advances to customers have been securitised. The UK GAAP and IFRS statutory net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations and debt securities

designated as fair value through the income statement are excluded from the net interest margin calculation.

(7) Basic earnings per share is based on profit attributable to ordinary shareholders of £1,418m UK GAAP, £1,445m IFRS statutory, £1,388m IFRS pro-forma and weighted average number of ordinary shares in issue of 3,845m. Underlying earnings per share is based on post tax underlying profit attributable to ordinary shareholders of £1,489m UK GAAP, £1,461m IFRS statutory, £1,404m IFRS pro-forma and weighted average number of ordinary shares in issue of 3,845m. The underlying profit attributable to ordinary shareholders has been calculated by adding back, under UK GAAP, the post tax impact of exceptional items of £16m and amortisation of goodwill (including jointly controlled entities) of £55m and, under IFRS statutory and pro-forma, the post tax impact of merger integration costs of £16m.

(8) No pro-forma data for total assets has been prepared as derivative and hedge accounting data is not available. See the hedge accounting note on page 35 for further details.

(9) Ordinary shareholders' equity (excluding minority interests) is calculated based on shareholders' equity (excluding minority interests) under UK GAAP of £16,669m and IFRS Statutory of £15,931m less preference share capital of £400m.

Reconciliation of UK GAAP to IFRS
Half year ended 30 June 2004

Summary Group Income Statement	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	2,850	(33)	2,817	192	3,009
Non-interest income	1,946	4,061	6,007	(2,668)	3,339
Net operating income	**4,796**	**4,028**	**8,824**	**(2,476)**	**6,348**
Operating expenses*	(2,091)	(4,038)	(6,129)	2,314	(3,815)
Amounts written off fixed asset investments	(7)		(7)		(7)
Operating profit before provisions*	**2,698**	**(10)**	**2,688**	**(162)**	**2,526**
Impairment losses on loans and advances	(578)		(578)	(24)	(602)
Share of profits/(losses) of associates and jointly controlled entities	40	10	50	(8)	42
Profit on sale of fixed assets	23		23		23
Group profit before tax*	**2,183**		**2,183**	**(194)**	**1,989**
Exceptional items/merger integration costs	(22)		(22)		(22)
Tax	(625)	26	(599)	27	(572)
Minority interests (equity)	(19)	1	(18)	11	(7)
Minority interests (non-equity)	(80)		(80)	80	
Preference dividends	(19)		(19)	19	
Profit attributable to ordinary shareholders	**1,418**	**27**	**1,445**	**(57)**	**1,388**

Further analysis of the adjustments to Group profit before tax is given in the tables below.

Statutory IFRS adjustments**

Notes**	Leasing (1) (4) £m	Share based payments (2) £m	Pensions (3) £m	Goodwill (5) £m	Long Term Assurance Business (6) £m	Other (4) (7) £m	Total Statutory £m
Net interest income	(30)					(3)	(33)
Non-interest income	22				4,031	8	4,061
Net operating income	**(8)**				**4,031**	**5**	**4,028**
Operating expenses*	(9)	(10)	(15)	52	(4,048)	(8)	(4,038)
Amounts written off fixed asset investments							
Operating profit before provisions	**(17)**	**(10)**	**(15)**	**52**	**(17)**	**(3)**	**(10)**
Impairment losses on loans and advances							
Share of profits/(losses) of associates and jointly controlled entities	3					7	10
Profit on sale of fixed assets							
Group profit before tax*	(14)	(10)	(15)	52	(17)	4	

Pro-forma IFRS adjustments**

Notes**	EIR (8) £m	Impairment (9) £m	Debt & Equity investments (10) £m	Long Term Assurance Business (11) £m	Other (12) £m	Reclassification of preference instruments (13) £m	Total Pro-forma £m
Net interest income	265	18	6		2	(99)	192
Non-interest income	(292)		5	(2,380)	(1)		(2,668)
Net operating income	**(27)**	**18**	**11**	**(2,380)**	**1**	**(99)**	**(2,476)**
Operating expenses*	2			2,311	1		2,314
Amounts written off fixed asset investments							
Operating profit before provisions	**(25)**	**18**	**11**	**(69)**	**2**	**(99)**	**(162)**
Impairment losses on loans and advances		(24)					(24)
Share of losses of associates and jointly controlled entities			(8)				(8)
Profit on sale of fixed assets							
Group profit before tax*	(25)	(6)	3	(69)	2	(99)	(194)

* Excluding merger integration costs.
** Refer to notes on pages 8 to 11.

Summary Divisional Profit Impact

The table below provides a summary of the reconciling adjustments between the 2004 Divisional profit before tax as reported under UK GAAP and the IFRS restated results for the same period, on both a statutory and pro-forma basis. Further analysis is provided in the Divisional sections on pages 87 to 106.

Half year ended 30 June 2004	Notes**	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Group profit before tax under UK GAAP*		**972**	**667**	**137**	**408**	**149**	**(150)**	**2,183**
Statutory IFRS adjustments:								
Leasing	(1)		(14)					(14)
Share based payments	(2)	(7)	(2)		(1)			(10)
Pensions	(3)	(7)	(8)					(15)
Associates and JCEs	(4)		10					10
Goodwill	(5)						52	52
Long Term Assurance Business	(6)				(17)			(17)
Other	(7)	3	(10)		1	(2)	2	(6)
Total		(11)	(24)		(17)	(2)	54	
IFRS statutory Group profit before tax*		**961**	**643**	**137**	**391**	**147**	**(96)**	**2,183**
Pro-forma IFRS adjustments:								
EIR	(8)	11	(30)			(6)		(25)
Impairment	(9)	(11)				5		(6)
Debt and equity investments	(10)				3			3
Long Term Assurance Business	(11)				(69)			(69)
Other	(12)	(1)	4		(1)			2
Sub-total		(1)	(26)		(67)	(1)		(95)
Reclassification of preference instruments	(13)	(29)	(29)		(41)			(99)
Total		(30)	(55)		(108)	(1)		(194)
Total IFRS Adjustments		**(41)**	**(79)**		**(125)**	**(3)**	**54**	**(194)**
IFRS pro-forma Group profit before tax*		931	588	137	283	146	(96)	1,989

* Excluding merger integration costs.
** Refer to notes on pages 8 to 11.

Group Financial Analysis

Divisional financial performance under IFRS, on a statutory basis, can be summarised as follows:

Half year ended 30 June 2004	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Net interest income	1,798	689	85	47	198		2,817
Non-interest income	479	699	104	4,624	101		6,007
Net operating income	**2,277**	**1,388**	**189**	**4,671**	**299**		**8,824**
Operating expenses*	(1,037)	(535)	(52)	(4,274)	(135)	(96)	(6,129)
Amounts written off fixed asset investments		(6)			(1)		(7)
Operating profit before provisions*	**1,240**	**847**	**137**	**397**	**163**	**(96)**	**2,688**
Provisions for bad and doubtful debts:	(320)	(241)			(17)		(578)
Share of profits/(losses) of associates and jointly controlled entities	18	37		(6)	1		50
Profit on sale of fixed assets	23						23
Group profit before tax*	**961**	**643**	**137**	**391**	**147**	**(96)**	**2,183**
Group profit before tax under UK GAAP*	**972**	**667**	**137**	**408**	**149**	**(150)**	**2,183**

* Excluding merger integration costs. Operating expenses include General Insurance claims previously shown separately under UK GAAP, together with all other insurance claims and movement in insurance and investment contracts liabilities, where relevant.

Divisional financial performance under IFRS, on a pro-forma basis, can be summarised as follows:

Half year ended 30 June 2004	Retail £m	Corporate £m	Treasury £m	Insurance & Investment £m	International £m	Group Items £m	Total £m
Net interest income	1,813	873	85	16	222		3,009
Non-interest income	444	477	104	2,244	70		3,339
Net operating income	**2,257**	**1,350**	**189**	**2,260**	**292**		**6,348**
Operating expenses*	(1,037)	(535)	(52)	(1,963)	(132)	(96)	(3,815)
Amounts written off fixed asset investments		(6)			(1)		(7)
Operating profit before provisions*	**1,220**	**809**	**137**	**297**	**159**	**(96)**	**2,526**
Impairment losses on loans and advances	(329)	(258)			(15)		(602)
Share of profits/(losses) of associates and jointly controlled entities	17	37		(14)	2		42
Profit on sale of fixed assets	23						23
Group profit before tax*	**931**	**588**	**137**	**283**	**146**	**(96)**	**1,989**
Group profit before tax under UK GAAP*	**972**	**667**	**137**	**408**	**149**	**(150)**	**2,183**

* Excluding merger integration costs. Operating expenses include General Insurance claims previously shown separately under UK GAAP, together with all other insurance claims and movement in insurance and investment contracts liabilities, where relevant

Group Post Tax Return on Mean Equity

The calculation of Group post tax return on mean equity is set out in the following table.

Half year ended 30 June 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Post tax return			
Profit attributable to ordinary shareholders	1,418	**1,445**	**1,388**
Merger integration costs	16	**16**	**16**
	1,434	**1,461**	**1,404**
Mean equity	15,515	**15,021**	**14,848**

	%	%	%
Group post tax return on mean equity	18.6	**19.6**	**19.0**
Short-term fluctuations in investment returns and changes to economic assumptions	0.5	**0.5**	**0.4**
Group target post tax return on mean equity	19.1	**20.1**	**19.4**

Group Net Interest Margin

The calculation of the Group net interest margin is set out in the following table.

UK GAAP £m	**IFRS Statutory £m**	**IFRS Pro-forma £m**

Half year ended 30 June 2004			
Interest receivable	9,952	9,925	10,231
Interest payable	(7,102)	(7,108)	(7,222)
Net interest income	2,850	2,817	3,009
Average balances*			
Interest earning assets:			
Loans and advances	286,505	288,080	288,806
Securities and other liquid assets	34,146	34,272	33,492
	320,651	322,352	322,298
Securitised assets	20,513	20,513	20,513
	341,164	342,865	342,811
Group net interest margin	1.68%	1.65%	1.77%
Divisional net interest margins:			
Retail	1.82%	1.82%	1.83%
Corporate	1.92%	1.81%	2.31%
Treasury	0.11%	0.11%	0.11%
International	1.94%	1.93%	2.17%

* Certain loans and advances to customers have been securitised. The net interest margin is calculated before the deduction of average loans and advances subject to non-returnable finance. Trading assets within Treasury Operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

Non-interest Income

The key IFRS adjustments to Group non-interest income, on a statutory basis, are analysed below.

Half year ended 30 June 2004	UK GAAP £m	Leasing £m	Long Term Assurance Business £m	Other £m	IFRS Statutory £m
Fees and commission income	1,356	(20)	55	5	1,396
Fees and commission expense	(457)	43	(165)	(36)	(615)
Earned premiums on insurance contracts			3,262	356	3,618
Reinsurers' share of premiums on insurance contracts			(13)	(43)	(56)
Net trading income	105				105
General insurance premium income	240			(240)	
Income from Long Term Assurance business	253		(209)	(44)	
Change in value of in-force Long Term Assurance business			(46)	5	(41)
Other operating income:					
Profit on sale of investment securities	68		5		73
Operating lease rental income	305				305
Other	76	(1)	1,142	5	1,222
Non-interest income	1,946	22	4,031	8	6,007

The key IFRS adjustments to Group non-interest income, on a pro-forma basis, are analysed below.

Half year ended 30 June 2004	IFRS Statutory £m	EIR £m	Long Term Assurance Business £m	Other £m	IFRS Pro-forma £m
Fees and commission income	1,396	(473)	(13)	(2)	908
Fees and commission expense	(615)	181	14	(13)	(433)
Earned premiums on insurance contracts	3,618		(2,320)		1,298
Reinsurers' share of premiums on insurance contracts	(56)				(56)
Net trading income	105				105
General insurance premium income					
Income from Long Term Assurance business					
Change in value of in-force Long Term Assurance business	(41)		(67)		(108)
Other operating income:					

Profit on sale of investment securities	73		5		78
Operating lease rental income	305				305
Other	1,222		1	19	1,242
Non-interest income	6,007	(292)	(2,380)	4	3,339

Operating Expenses

The key IFRS adjustments to Group operating expenses, on a statutory basis, are analysed below.

Half year ended 30 June 2004	UK GAAP £m	Leasing £m	Share based payments £m	Pensions £m	Goodwill £m	Long Term Assurance Business £m	Other £m	IFRS Statutory £m
Staff	912		10	15		156	1	1,094
Accommodation, repairs and maintenance	177					11		188
Technology	112					19		131
Marketing and communication	171					15		186
Depreciation:								
Tangible and intangible fixed assets	151					8		159
Other	227					60	(6)	281
Underlying operating expenses*	1,750		10	15		269	(5)	2,039
Depreciation:								
Operating lease assets	203	9						212
Goodwill amortisation	52				(52)			
Claims paid on insurance contracts (net of reinsurance)	86					1,917	13	2,016
Change in insurance contract liabilities						1,862		1,862
Total*	2,091	9	10	15	(52)	4,048	8	6,129

* Excluding merger integration costs. Operating expenses under UK GAAP include General Insurance claims previously shown separately.

The key IFRS adjustments to Group operating expenses, on an IFRS pro-forma basis, are analysed below.

Half year ended 30 June 2004	IFRS Statutory £m	EIR £m	Long Term Assurance Business £m	Other £m	IFRS Pro-forma £m
Staff	1,094				1,094
Accommodation, repairs and maintenance	188				188
Technology	131				131
Marketing and communication	186				186
Depreciation:					
Tangible and intangible fixed assets	159		26	3	188
Other	281	(2)	(8)	(4)	267
Underlying operating expenses*	2,039	(2)	18	(1)	2,054
Depreciation:					
Operating lease assets	212				212
Claims paid on insurance contracts (net of reinsurance)	2,016		(979)		1,037
Change in insurance contract liabilities	1,862		(1,299)		563
Change in investment contract liabilities			(51)		(51)
Total*	6,129	(2)	(2,311)	(1)	3,815

* Excluding merger integration costs.

Group Items

Half year ended 30 June 2004	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Staff	108	(1)	107		107
Accommodation, repairs and maintenance	155	(2)	153		153
Technology	50		50		50
Marketing and communication	34		34		34
Depreciation:					
Tangible and intangible fixed assets	99	(1)	98		98
Goodwill amortisation	52	(52)			
Other	54	18	72		72
Sub-total	552	(38)	514		514
Less recharges:					
Technology	(169)	(8)	(177)		(177)
Accommodation, repairs and maintenance	(145)	(2)	(147)		(147)
Other shared services	(88)	(6)	(94)		(94)
Total*	150	(54)	96		96

* Excluding merger integration costs.

Cost:income ratio

The calculation of the Group cost:income ratio is set out in the following table.

Half year ended 30 June 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Operating expenses	2,113	6,151	3,837
Merger integration costs	(22)	(22)	(22)
	2,091	6,129	3,815
Goodwill impairment/amortisation	(52)		
Operating lease depreciation	(203)	(212)	(212)
Change in investment contract liabilities			51
Claims paid on insurance contracts (net of reinsurance)	(86)	(2,016)	(1,037)
Change in insurance contract liabilities		(1,862)	(563)
Underlying operating expenses	1,750	2,039	2,054
Net operating income	4,796	8,824	6,348
Amounts written off fixed asset investments	(7)	(7)	(7)
General insurance claims	(86)		
Operating lease depreciation	(203)	(212)	(212)
Change in investment contract liabilities			51
Claims paid on insurance contracts (net of reinsurance)		(2,016)	(1,037)
Change in insurance contract liabilities		(1,862)	(563)
Underlying operating income	4,500	4,727	4,580
Group cost:income ratio	38.9%	43.1%	44.8%

The statutory heading for operating expenses in the income statement under IFRS includes a number of new captions, when compared to UK GAAP, relating primarily to the Insurance and Investment business activities. The statutory figure for Group operating expenses has therefore increased substantially under IFRS because of the line by line approach now applied to income and expenses of these businesses.

In order to provide a meaningful measure for cost:income the ratio will continue to be calculated based on the underlying operating and administrative expenses of the Group and therefore the items that have been outlined in the table above will be excluded from or netted off both Operating Expenses and Net Operating Income in this calculation.

The Group cost:income ratio has increased to 44.8% on a pro-forma basis. This is principally as a result of the reclassification within net operating income and operating expenses of underlying operating expenses, amounting to £286m on a pro-forma basis, that were previously incorporated within income from Long Term Assurance business under UK GAAP. Movements in Banking Division cost:income ratios are summarised below:

Banking division cost:income ratios

Half year ended 30 June 2004	UK GAAP	IFRS Statutory	IFRS Pro-forma
Retail	45.1%	**45.5%**	**45.9%**
Corporate	26.9%	**28.2%**	**29.1%**
Treasury	27.5%	**27.5%**	**27.5%**
International	42.9%	**43.6%**	**43.6%**
Banking Divisions	41.0%	**41.8%**	**42.4%**
Banking Divisions (pro-forma excluding impact of reclassification of preference instruments)			**41.8%**

Banking Divisions cost:income ratios include Group Items but exclude Insurance & Investment division

Balance Sheet Analysis

The IFRS adjustments impacting the key balance sheet items are analysed below by Division as at 30 June 2004.

Loans and advances to customers	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP	200.5	75.3	4.4		18.9	**299.1**
Less: non-returnable finance	(21.1)	(1.4)			(0.1)	**(22.6)**
	179.4	73.9	4.4		18.8	**276.5**
Statutory IFRS adjustments:						
Leasing		(0.2)				**(0.2)**
Reclassification	(0.3)	(0.2)				**(0.5)**
IFRS Statutory	**179.1**	**73.5**	**4.4**		**18.8**	**275.8**
Pro-forma IFRS adjustments:						
Effective interest rate	0.6	(0.4)				**0.2**
Financial assets held for trading			(2.8)			**(2.8)**
Gross up of non-returnable finance	21.1	1.4			0.1	**22.6**
Reclassification of accrued interest		0.2				**0.2**
IFRS Pro-forma	**200.8**	**74.7**	**1.6**		**18.9**	**296.0**
Impairment provisions:	1.5	0.9			0.1	**2.5**
IFRS Pro-forma loans and advances to customers (before provisions)	**202.3**	**75.6**	**1.6**		**19.0**	**298.5**

Risk Weighted Assets	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP	102.5	88.9	11.9	1.0	17.6	**221.9**
Statutory IFRS adjustments:						
Leasing		(0.2)				**(0.2)**
Software development costs	(0.1)	(0.2)				**(0.3)**
IFRS Statutory	**102.4**	**88.5**	**11.9**	**1.0**	**17.6**	**221.4**
Pro-forma IFRS adjustments:						
Effective interest rate	0.3	(0.4)				**(0.1)**
Fair value of AFS Securities		0.1				**0.1**
Impairment	1.0	(0.1)				**0.9**
IFRS Pro-forma	**103.7**	**88.1**	**11.9**	**1.0**	**17.6**	**222.3**

Customer Deposits	Retail £bn	Corporate £bn	Treasury £bn	Insurance & Investment £bn	International £bn	Group £bn
UK GAAP and IFRS Statutory	123.8	33.0	21.9		8.3	**187.0**
Pro-forma IFRS adjustments:						
Financial liabilities held for trading			(10.7)			**(10.7)**
Reclassification of accrued interest	1.4	0.6				**2.0**

Other	(0.1)			(0.2)	(0.3)
IFRS Pro-forma	125.1	33.6	11.2	8.1	178.0

Impairment Provisions and Impaired Loans

Under IFRS, impairment provisions are accounted for under IAS 39. As such, impairment provisions reported under 2004 IFRS statutory follow that of UK GAAP, resulting in no change.

The total charge for loan impairment against Group profits under pro-forma IFRS was £602m (UK GAAP £578m) representing 0.21% of average customer lending (UK GAAP 0.20%).

Closing provisions, as a % of period end customer advances are analysed in the following table:

As at 30 June 2004	UK GAAP £m	UK GAAP As % of customer advances	IFRS Statutory £m	IFRS Statutory As % of customer advances	IFRS Pro-forma £m	IFRS Pro-forma As % of customer advances
Total impairment provisions	2,433	0.81	2,433	0.82	2,527	0.85

NPAs as a % of period end customer advances and provisions and interest in suspense as a % of NPAs are analysed in the following tables:

As at 30 June 2004 **UK GAAP**	Customer advances* £bn	NPAs £m	NPAs as % of customer advances*	Provisions** £m	Provisions** as % of NPAs
Retail:					
Secured	184.7	2,212	1.20	416	19
Unsecured	15.8	1,557	9.85	1,095	70
Corporate	75.3	1,260	1.67	902	72
Treasury	4.4				
International	18.9	188	0.99	169	90
Total	299.1	5,217	1.74	2,582	49

As at 30 June 2004 **IFRS statutory**	Customer advances* £bn	NPAs £m	NPAs as % of customer advances*	Provisions** £m	Provisions** as % of NPAs
Retail:					
Secured	184.4	2,212	1.20	416	19
Unsecured	15.8	1,557	9.85	1,095	70
Corporate	74.9	1,260	1.68	902	72
Treasury	4.4				
International	18.9	188	0.99	169	90
Total	298.4	5,217	1.75	2,582	49

* In the above tables for UK GAAP/IFRS Statutory data for customer advances is stated before deduction of non-returnable finance.

** In the above tables for UK GAAP/IFRS Statutory data for impairment provisions includes interest in suspense.

Impaired loans as a percentage of period end customer advances and impairment as a percentage of impaired loans are analysed in the following table:

As at 30 June 2004 **IFRS pro-forma**	Customer advances £bn	Impaired loans £m	Impaired loans as % of customer advances	Impairment provisions £m	Impairment provisions as % of impaired loans
Retail:					
Secured	185.0	2,212	1.20	316	14
Unsecured	15.8	1,557	9.85	1,164	75

Corporate	74.7	1,683	2.25	908	54
Treasury	1.6				
International	18.9	301	1.59	139	46
Total	**296.0**	**5,753**	**1.94**	**2,527**	**44**

The cumulative provisions (UK GAAP/IFRS statutory: including interest in suspense), which are deducted from loans and advances in the balance sheet, together with their percentage cover of impaired loans (UK GAAP/IFRS statutory: NPAs) are as follows:

As at 30 June 2004	UK GAAP and IFRS Statutory £m	As % of NPAs	IFRS Pro-forma £m	As % of Impaired loans
Impairment provisions	2,433	46	2,527	44
Interest in suspense	149	3		
Total impairment provisions	**2,582**	**49**	**2,527**	**44**

Capital Structure

As at 30 June 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Risk Weighted Assets			
On balance sheet	207,083	**206,589**	**207,466**
Off balance sheet	14,855	**14,855**	**14,855**
Total Risk Weighted Assets	221,938	**221,444**	**222,321**
Tier 1			
Ordinary share capital	973	**973**	**973**
Preference share capital	400	**400**	**400**
Eligible reserves	15,330	**15,393**	**15,009**
Minority interests (equity)	507	**510**	**510**
Minority and other interests (non-equity):			
Preferred securities	2,687	**2,642**	**2,574**
Preference shares	198	**198**	**198**
Less: goodwill and other intangible assets	(2,187)	**(2,502)**	**(2,502)**
Total Tier 1 capital	17,908	**17,614**	**17,162**
Tier 2			
Available for sale unrealised gains			**95**
Undated subordinated debt	5,374	**5,374**	**5,374**
Dated subordinated debt	7,238	**7,283**	**7,351**
Collectively assessed impairment provisions (UK GAAP: General provisions)	783	**783**	**1,720**
Total Tier 2 capital	13,395	**13,440**	**14,540**
Supervisory deductions:			
Unconsolidated investments – Life	(4,404)	**(4,404)**	**(3,763)**
Unconsolidated investments – Other	(519)	**(519)**	**(519)**
Investments in other banks and other deductions	(430)	**(430)**	**(430)**
Total supervisory deductions	(5,353)	**(5,353)**	**(4,712)**
Total regulatory capital	25,950	**25,701**	**26,990**
Tier 1 capital ratio (%)	8.1	**8.0**	**7.7**
Total capital ratio (%)	11.7	**11.6**	**12.1**

Total regulatory capital increased from £25,950m to £26,990m on a pro-forma basis.

The capital structure noted here under IFRS has been compiled based on the FSA policy statement PS 05/5 'Implications of a changing accounting framework' issued in April 2005.

Reconciliation of Regulatory Capital under IFRS

As at 30 June 2004	IFRS Statutory	IFRS Pro-forma

	£m	£m
Risk Weighted Assets		
Risk Weighted Assets – UK GAAP basis	221,938	221,938
Adjustments and reclassifications:		
Software development costs reclassified	(260)	(260)
EIR		(138)
Impairment		879
Leasing	(234)	(234)
Fair value of AFS securities		136
Risk Weighted Assets – IFRS basis	221,444	222,321
Total Tier 1 Capital		
Total Tier 1 Capital – UK GAAP basis	17,908	17,908
Adjustments:		
Additional funding contribution to pension scheme	(210)	(210)
Goodwill and other intangible assets	(260)	(260)
Dividends	422	422
Loss of embedded value on investment contracts		(641)
EIR		269
Leasing	(177)	(177)
Innovative capital disallowed as Tier 1	(45)	(113)
Other	(24)	(36)
Total Tier 1 Capital – IFRS basis	17,614	17,162
Total Tier 2 Capital		
Total Tier 2 Capital – UK GAAP basis	13,395	13,395
Adjustments:		
Collectively assessed impairment provisions		937
Available for sale unrealised gains		95
Innovative capital disallowed as Tier 1	45	113
Total Tier 2 Capital – IFRS basis	13,440	14,540
Supervisory deductions		
Supervisory deductions – UK GAAP basis	(5,353)	(5,353)
Adjustment: Loss of EV on investment contracts		641
Supervisory deductions – IFRS basis	(5,353)	(4,712)

Divisional Analysis

Retail

Income Statement
Half year ended 30 June 2004

	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	1,798		1,798	15	1,813
Non-interest income	479		479	(35)	444
Mortgage and savings	368		368	(208)	160
Banking	149		149		149
Business banking	9		9		9
Personal loans	14		14		14
Credit cards	96		96		96
Other	33		33		33
Fees and commission income	669		669	(208)	461
Fees and commission expense	(214)		(214)	173	(41)
Other operating income	24		24		24
Net operating income	2,277		2,277	(20)	2,257
Operating expenses*	(1,026)	(11)	(1,037)		(1,037)
Staff	(480)	(11)	(491)		(491)
Accommodation, repairs and maintenance	(9)		(9)		(9)
Technology	(41)		(41)		(41)
Marketing and communication	(107)		(107)		(107)

Depreciation:					
Tangible and intangible fixed assets	(32)		(32)		(32)
Other	(54)		(54)		(54)
Sub-total	(723)	(11)	(734)		(734)
Recharges:					
Technology	(133)		(133)		(133)
Accommodation	(115)		(115)		(115)
Other shared services	(55)		(55)		(55)
Operating profit before provisions*	1,251	(11)	1,240	(20)	1,220
Impairment losses on loans and advances	(320)		(320)	(9)	(329)
Operating profit*	931	(11)	920	(29)	891
Share of profits of associates and jointly controlled entities	18		18	(1)	17
Profit on sale of fixed assets	23		23		23
Profit before tax*	972	(11)	961	(30)	931
Cost:income ratio*	45.1%		45.5%		45.9%

* Excluding merger integration costs.

(Page 88)

Appendix 1 – 2004 Interim Results IFRS Restatement

Statutory IFRS adjustments

The impact of IFRS on a statutory basis on Retail is that expenses increase by £11m principally due to adjustments in respect of share based compensation (£7m) and pension costs (£7m).

Pro-forma IFRS adjustments

The pro-forma IFRS impact on Retail is analysed in the following table:

	EIR £m	Impairment £m	Reclassification of preference instruments £m	Other £m	Pro-forma IFRS adjustments £m
Net interest income	46	(2)	(29)		15
Non-interest income	(35)				(35)
Net operating income	11	(2)	(29)		(20)
Operating expenses					
Operating profit before provisions	11	(2)	(29)		(20)
Impairment losses on loans and advances		(9)			(9)
Share of profits/(losses) of associates and jointly controlled entities				(1)	(1)
Profit before tax	11	(11)	(29)	(1)	(30)

(Page 89)

Appendix 1 – 2004 Interim Results IFRS Restatement

Net Interest Margins and Spreads

	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m

Half year ended 30 June 2004

		UK GAAP £bn	IFRS Statutory £bn	IFRS Pro-forma £bn
Net interest income				
Interest receivable		5,370	5,370	5,370
IAS 39 adjustments				44
		5,370	5,370	5,414
Interest payable		(3,675)	(3,675)	(3,675)
Capital earnings		103	103	74
		1,798	1,798	1,813
Average balances:				
Interest earning assets	- securitised	18,963	18,963	18,963
	- other	179,624	179,624	179,549
Total interest earning assets		198,587	198,587	198,512
EIR adjustments				560
		198,587	198,587	199,072
Interest bearing liabilities	- deposits	124,520	124,520	124,520
	- securitised	18,963	18,963	18,963
	- other	55,104	55,104	55,589
		198,587	198,587	199,072
Average rates:		%	%	%
Gross yield on interest earning assets		5.44	5.44	5.47
Cost of interest bearing liabilities		(3.72)	(3.72)	(3.71)
Net interest spread		1.72	1.72	1.76
Capital earnings		0.10	0.10	0.07
Net interest margin		1.82	1.82	1.83

Net Interest Margin

The movements can be summarised as follows:

Movement in margin	**Half year ended 30.06.2004 Basis points**
Net interest margin under UK GAAP/statutory IFRS	182
Pro-forma IFRS adjustments:	
EIR	4
Capital earnings – reclassification of preference instruments	(3)
Pro-forma IFRS net interest margin	183

Note: Certain loans and advances to customers have been securitised. In the calculation of net interest margin, average balances are stated before deduction of non-returnable finance.

Balance Sheet and Asset Quality Information

	UK GAAP £bn	IFRS Statutory £bn	IFRS Pro-forma £bn

As at 30 June 2004

Loans and advances to customers			
Loans and advances to customers	200.5	**200.5**	**200.5**
Less: Reclassification adjustment		**(0.3)**	**(0.3)**
Add: EIR adjustments			**0.6**
	200.5	**200.2**	**200.8**
Less: non-returnable finance	(21.1)	**(21.1)**	
	179.4	**179.1**	**200.8**
Impairment provisions on loans and advances	£1,445m	**£1,445m**	**£1,480m**
Non performing assets (NPAs)	£3,769m	**£3,769m**	
Impaired loans			**£3,769m**
Interest in suspense	£66m	**£66m**	
Impairment losses on loans and advances through P&L as a % of average advances*	0.16%	**0.16%**	**0.17%**
Impairment provisions on loans and advances as a % of closing advances*	0.72%	**0.72%**	**0.74%**
NPAs/Impaired loans as a % of closing advances*	1.88%	**1.88%**	**1.88%**
Impairment provisions (including interest in suspense) on loans and advances as a % of NPAs/Impaired loans	40%	**40%**	**39%**
Total risk weighted assets	£102.5bn	**£102.4bn**	**£103.7bn**
Total customer deposits	£123.8bn	**£123.8bn**	**£125.1bn**

* Before deducting non-returnable finance.

Impairment provisions on loans and advances

As at 30 June 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Secured	416	**416**	**316**
Unsecured	1,029	**1,029**	**1,164**
Total	1,445	**1,445**	**1,480**
Impairment provisions on loans and advances as a percentage of closing advances	%	**%**	**%**
Secured	0.23	**0.23**	**0.17**
Unsecured	6.74	**6.74**	**7.63**
Total	0.72	**0.72**	**0.74**

Corporate

Income Statement
Half year ended 30 June 2004

	UK GAAP £m	Statutory IFRS Adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	730	**(41)**	**689**	**184**	**873**
Non-interest income	676	**23**	**699**	**(222)**	**477**
Arrangement fees	164		**164**	**(164)**	
Commitment fees	34		**34**	**(7)**	**27**
Guarantee fees	13		**13**		**13**

Redemption fees	52		52	(52)	
International fees	13		13		13
Transaction fees	45	(13)	32		32
Other	53	(7)	46	(8)	38
Fees and commission income	374	(20)	354	(231)	123
Fees and commission expense	(66)	43	(23)	4	(19)
Profit on sale of investment securities	52		52		52
Operating lease rental income	294		294		294
Other operating income	22		22	5	27
Net operating income	1,406	(18)	1,388	(38)	1,350
Operating expenses*	(519)	(16)	(535)		(535)
Staff	(177)	(6)	(183)		(183)
Accommodation, repairs and maintenance	(4)		(4)		(4)
Technology	(9)		(9)		(9)
Marketing and communication	(11)		(11)		(11)
Depreciation:					
Tangible and intangible fixed assets	(10)		(10)		(10)
Operating lease assets	(194)	(9)	(203)		(203)
Other	(38)	(1)	(39)		(39)
Sub-total	(443)	(16)	(459)		(459)
Recharges:					
Technology	(28)		(28)		(28)
Accommodation	(19)		(19)		(19)
Other shared services	(29)		(29)		(29)
Amounts written off fixed asset investments	(6)		(6)		(6)
Operating profit before provisions*	881	(34)	847	(38)	809
Impairment losses on loans and advances	(241)		(241)	(17)	(258)
Operating profit*	640	(34)	606	(55)	551
Share of profits of associates and jointly controlled entities	27	10	37		37
Profit before tax*	667	(24)	643	(55)	588
Cost:income ratio**	26.9%		28.2%		29.1%

* Excluding merger integration costs

** Cost:income ratio is calculated excluding merger integration costs, goodwill amortisation/impairment and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

(Page 92)

Appendix 1 – 2004 Interim Results IFRS Restatement

Statutory IFRS adjustments

The impact of IFRS on a statutory basis on Corporate is analysed in the following table:

	Leasing £m	Pension costs £m	Other £m	Statutory IFRS adjustments £m
Net interest income	(30)		(11)	(41)
Non-interest income	23			23
Net operating income	(7)		(11)	(18)
Operating expenses	(10)	(8)	2	(16)
Operating profit before provisions	(17)	(8)	(9)	(34)
Impairment losses on loans and advances				
Share of profits of associates and jointly controlled entities	3		7	10
Profit before tax	(14)	(8)	(2)	(24)

Pro-forma IFRS adjustments

The impact of IFRS on a pro-forma basis on Corporate is analysed in the following table:

	EIR £m	Impairment £m	Reclassification of preference instruments £m	Other £m	Pro-forma IFRS adjustments £m
Net interest income	196	17	(29)		184
Non-interest income	(226)			4	(222)

Net operating income	(30)	17	(29)	4	(38)
Operating expenses					
Operating profit before provisions	(30)	17	(29)	4	(38)
Impairment losses on loans and advances		(17)			(17)
Share of profits of associates and jointly controlled entities					
Profit before tax	(30)		(29)	4	(55)

Net interest margin

Movement in margin	Half year ended 30.06.2004 Basis points
Net interest margin under UK GAAP	192
Statutory IFRS adjustments:	
Leasing	(8)
Debt and equity investments	(3)
	(11)
Statutory IFRS net interest margin	181
Pro-forma IFRS adjustments:	
EIR	53
Impairment	5
Capital earnings – reclassification of preference instruments	(8)
	50
Pro-forma IFRS net interest margin	231

Note: Certain loans and advances to customers have been securitised. In the calculation of net interest margin, average balances are stated before deduction of non-returnable finance where relevant.

Balance Sheet and Asset Quality Information

As at 30 June 2004	UK GAAP £bn	IFRS Statutory £bn	IFRS Pro-forma £bn
Loans and advances to customers			
Loans and advances to customers	75.3	75.3	75.3
Less: Reclassification adjustment		(0.2)	
Less: Leasing adjustment		(0.2)	(0.2)
Less: EIR adjustments			(0.4)
	75.3	74.9	74.7
Less: non-returnable finance	(1.4)	(1.4)	
	73.9	73.5	74.7
Impairment provisions on loans and advances	£836m	£836m	£908m

Non performing assets (NPAs)	£1,260m	£1,260m	
Impaired loans			£1,683m
Interest in suspense	£66m	£66m	
Impairment losses on loans and advances through P&L as a % of average advances*	0.33%	0.33%	0.35%
Impairment provisions on loans and advances as a % of closing advances*	1.11%	1.12%	1.22%
NPAs/Impaired loans as a % of closing advances*	1.67%	1.68%	2.25%
Impairment provisions (including interest in suspense) on loans and advances as a % of NPAs/Impaired loans	72%	72%	54%
Total risk weighted assets	£88.9bn	£88.5bn	£88.1bn
Total customer deposits	£33.0bn	£33.0bn	£33.6bn

* Before deducting non-returnable finance.

Treasury

Income Statement

Half year ended 30 June 2004	UK GAAP £m	IFRS Statutory £m	IFRS Pro-forma £m
Net interest income	85	85	85
Non-interest income	104	104	104
Net trading income	100	100	100
Fees and commission income			
Fees and commission expense	(10)	(10)	(10)
Other operating income	14	14	14
Net operating income	189	189	189
Operating expenses*	(52)	(52)	(52)
Staff	(30)	(30)	(30)
Technology	(3)	(3)	(3)
Other	(14)	(14)	(14)
Sub-total	(47)	(47)	(47)
Recharges:			
Technology	(1)	(1)	(1)
Accommodation	(3)	(3)	(3)
Other shared services	(1)	(1)	(1)
Profit before tax*	137	137	137
Net interest margin (bps)**	11	11	11
Cost:income ratio***	27.5%	27.5%	27.5%
Total risk weighted assets	£11.9bn	£11.9bn	£11.9bn

* Excluding merger integration costs.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the Group.

*** Cost:income ratio has been calculated excluding merger integration costs.

Insurance & Investment

Income Statement

Half year ended 30 June 2004	UK GAAP £m	Statutory IFRS Reclassification £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS reclassification £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m

Net interest income	38	9		47		(31)	16
Non-interest income	587	4,033	4	4,624	(2,295)	(85)	2,244
Fees and commission income	235	58		293		(13)	280
Fees and commission expense	(146)	(214)		(360)		14	(346)
Income from Long Term Assurance business	253	(253)					
General insurance premium income	240	(240)					
Earned premiums on insurance contracts		3,618		3,618	(2,320)		1,298
Reinsurers' share of premiums on insurance contracts		(56)		(56)			(56)
Change in value of in-force Long Term Assurance business		(41)		(41)	25	(92)	(108)
Other operating income	5	1,161	4	1,170		6	1,176
Net operating income	625	4,042	4	4,671	(2,295)	(116)	2,260
Operating expenses*	(211)	(4,051)	(12)	(4,274)	2,295	16	(1,963)
Change in investment contract liabilities					51		51
Claims paid on insurance contracts	(86)	(1,963)		(2,049)	979		(1,070)
Reinsurers' share of claims paid on insurance contracts		33		33			33
Change in insurance contract liabilities		(1,858)	(4)	(1,862)	1,291	8	(563)
Administrative expenses	(123)	(255)	(8)	(386)		8	(378)
Depreciation and amortisation	(2)	(8)		(10)	(26)		(36)
Operating profit*	414	(9)	(8)	397		(100)	297
Share of losses of associates and jointly controlled entities	(6)			(6)		(8)	(14)
Profit before tax and after short term fluctuations*	408	(9)	(8)	391		(108)	283
Short term fluctuations	61			61		(13)	48
Profit before tax and before short term fluctuations*	469	(9)	(8)	452		(121)	331

* Excluding merger integration costs.

Statutory IFRS adjustments

The principal change to the reported financial results is the reclassification which results mainly from the line-by-line analysis of income statement movements in respect of Long Term Assurance business as required by IAS 27. In addition there are two further adjustments both of which similarly have no impact on the post tax result.

The first is the effect of consolidating the Group's interests in Collective Investment Schemes where the Group is deemed to have control. This results in an increase in profit before tax of £4m with an equivalent increase in the tax charge.

The second adjustment relates to the grossing up of movements in the net embedded value of Long Term Assurance business for both shareholders' and policyholders' taxes. Previously under UK GAAP the gross up was in respect of shareholders' tax only. The effect of this adjustment is to reduce profit before tax in the period by £13m with a corresponding reduction in the tax charge. This treatment accords with our understanding of the requirements of IAS 12.

Aside from these reclassifications, other statutory adjustments have an £8m impact on reported profit before tax.

Pro-forma IFRS adjustments

The adoption of IAS 39 and IFRS 4 gives rise to further changes which can be similarly categorised as reclassification (with no impact on post tax profit) and adjustments which do have an impact on the post tax result.

The principal reclassification under IAS 39 is to "deposit account" for investment contracts. Under this approach no premiums or claims are shown in respect of investment contracts. Instead, the change in the total liability to investors under these contracts flows through the income statement.

The key adjustments arising from the adoption of IAS 39 and IFRS 4 are summarised in the following table:

Profit before tax and after short

	term fluctuations £m
Write down of Value of In-Force (VIF) arising from the reclassification of certain Long Term Assurance business as investment contracts	(92)
Deferral of acquisition costs and initial income	22
Reclassification of preference instruments	(41)
Other	3
Total adjustments to profit before tax and after short term fluctuations	**(108)**

Insurance Business

Income Statement

Half year ended 30 June 2004	UK GAAP £m	Statutory IFRS reclassification £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS reclassification £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	20	9		29		6	35
Non-interest income	317	6		323			323
Fees and commission income	142	3		145			145
Fees and commission expense	(111)	(49)		(160)			(160)
Income from Long Term Assurance business	44	(44)					
General insurance premium income	240	(240)					
Earned premiums on insurance contracts		356		356			356
Reinsurers' share of premiums on insurance contracts		(43)		(43)			(43)
Change in value of in-force Long Term Assurance business		5		5			5
Other operating income	2	18		20			20
Net operating income	337	15		352		6	358
Operating expenses*	(135)	(15)		(150)			(150)
Change in investment contract liabilities							
Claims paid on insurance contracts	(86)	(24)		(110)			(110)
Reinsurers' share of claims paid on insurance contracts		11		11			11
Change in insurance contract liabilities							
Administrative expenses	(48)	(2)		(50)			(50)
Depreciation and amortisation	(1)			(1)			(1)
Operating profit*	202			202		6	208
Share of losses of associates and jointly controlled entities	(6)			(6)		(8)	(14)
Profit before tax*	196			196		(2)	194

* Excluding merger integration costs.

Investment Business

Income Statement

Half year ended 30 June 2004	UK GAAP £m	Statutory IFRS reclassification £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS reclassification £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	18			18		(37)	(19)
Non-interest income	270	4,027	4	4,301	(2,295)	(85)	1,921
Fees and commission income	93	55		148		(13)	135
Fees and commission expense	(35)	(165)		(200)		14	(186)
Income from Long Term Assurance business	209	(209)					
Earned premiums on insurance contracts		3,262		3,262	(2,320)		942

Reinsurers' share of premiums on insurance contracts		(13)		(13)			(13)
Change in value of in-force Long Term Assurance business		(46)		(46)	25	(92)	(113)
Other operating income	3	1,143	4	1,150		6	1,156
Net operating income	288	4,027	4	4,319	(2,295)	(122)	1,902
Operating expenses*	(76)	(4,036)	(12)	(4,124)	2,295	16	(1,813)
Change in investment contract liabilities					51		51
Claims paid on insurance contracts		(1,939)		(1,939)	979		(960)
Reinsurers' share of claims paid on insurance contracts		22		22			22
Change in insurance contract liabilities		(1,858)	(4)	(1,862)	1,291	8	(563)
Administrative expenses	(75)	(253)	(8)	(336)		8	(328)
Depreciation and amortisation	(1)	(8)		(9)	(26)		(35)
Operating profit*	212	(9)	(8)	195		(106)	89
Share of losses of associates and jointly controlled entities							
Profit before tax and after short term fluctuations*	212	(9)	(8)	195		(106)	89
Short term fluctuations	61			61		(13)	48
Profit before tax and before short term fluctuations*	273	(9)	(8)	256		(119)	137

* Excluding merger integration costs.

International

Income Statement

Half year ended 30 June 2004	UK GAAP £m	Statutory IFRS adjustments £m	IFRS Statutory £m	Pro-forma IFRS adjustments £m	IFRS Pro-forma £m
Net interest income	199	(1)	198	24	222
Non-interest income	100	1	101	(31)	70
Fees and commission income	81	(1)	80	(33)	47
Fees and commission expense	(9)	1	(8)	3	(5)
Operating lease rental income	11		11		11
Other operating income	17	1	18	(1)	17
Net operating income	299		299	(7)	292
Operating expenses*	(133)	(2)	(135)	3	(132)
Staff	(66)	(2)	(68)		(68)
Accommodation, repairs and maintenance	(8)		(8)		(8)
Technology	(4)		(4)		(4)
Marketing and communication	(8)		(8)		(8)
Depreciation:					
Tangible and intangible fixed assets	(8)		(8)		(8)
Operating lease assets	(9)		(9)		(9)
Other	(30)		(30)	3	(27)
Amounts written off fixed asset investments	(1)		(1)		(1)
Operating profit before provisions*	165	(2)	163	(4)	159
Impairment losses on loans and advances	(17)		(17)	2	(15)
Share of profits of associates and jointly controlled entities	1		1	1	2
Profit before tax*	149	(2)	147	(1)	146
Net interest margin**	1.94%		1.93%		2.17%
Cost:income ratio***	42.9%		43.6%		43.6%

* Excluding merger integration costs.

** Certain loans and advances to customers have been securitised. In the calculation of net interest margin, average balances are stated before deduction of non-returnable

finance.

*** Cost:income ratio has been calculated excluding merger integration costs and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

The closing exchange rates used in the conversion of the UK GAAP results were:

£1: Australian Dollar 2.60672
£1: Euro 1.48901

Under IFRS the overseas currency earnings are converted to Sterling monthly at the average exchange rate for the month. The average annual exchange rates for 2004 were:

£1: Australian Dollar 2.46780
£1: Euro 1.48454

Balance Sheet and Asset Quality Information

As at 30 June 2004	UK GAAP £bn	IFRS Statutory £bn	IFRS Pro-forma £bn
Loans and advances to customers			
Loans and advances to customers	18.9	**18.9**	**18.9**
Less: non-returnable finance	(0.1)	**(0.1)**	
	18.8	**18.8**	**18.9**
Impairment provisions on loans and advances	£152m	**£152m**	**£139m**
Non performing assets (NPAs)	£188m	**£188m**	
Impaired loans			**£301m**
Interest in suspense	£17m	**£17m**	
Impairment losses on loans and advances through P&L as a % of average advances*	0.09%	**0.09%**	**0.08%**
Impairment provisions on loans and advances as a % of closing advances*	0.80%	**0.80%**	**0.74%**
NPAs/Impaired loans as a % of closing advances*	0.99%	**0.99%**	**1.59%**
Impairment provisions (including interest in suspense) on loans and advances as a % of NPAs/Impaired loans	90%	**90%**	**46%**
Total risk weighted assets	£17.6bn	**£17.6bn**	**£17.6bn**
Total customer deposits	£8.3bn	**£8.3bn**	**£8.1bn**

* Before deducting non-returnable finance.

Australia

Income Statement
Half year ended 30 June 2004

	UK GAAP A$m	Statutory IFRS adjustments A$m	IFRS Statutory A$m	Pro-forma IFRS adjustments A$m	IFRS Pro-forma A$m
Net interest income	353		**353**	**47**	**400**
Non-interest income	184	1	**185**	**(57)**	**128**
Fees and commission income	166		**166**	**(63)**	**103**
Fees and commission expense	(17)		**(17)**	**8**	**(9)**

Operating lease rental income	7		7		7
Other operating income	28	1	29	(2)	27
Net operating income	537	1	538	(10)	528
Operating expenses*	(251)	(1)	(252)	3	(249)
Staff	(127)	(1)	(128)		(128)
Accommodation, repairs and maintenance	(18)		(18)		(18)
Technology	(9)		(9)		(9)
Marketing and communication	(17)		(17)		(17)
Depreciation:					
Tangible and intangible fixed assets	(14)		(14)		(14)
Operating lease assets	(5)		(5)		(5)
Other	(61)		(61)	3	(58)
Operating profit before provisions*	286		286	(7)	279
Impairment losses on loans and advances	(30)		(30)	9	(21)
Share of profits of associates and jointly controlled entities	2		2		2
Profit before tax*	258		258	2	260
Net interest margin**	2.07%		2.13%		2.42%
Cost:income ratio***	46.2%		46.3%		46.7%

* Excluding merger integration costs.

** Certain loans and advances to customers have been securitised. In the calculation of net interest margin, average balances are stated before deduction of non-returnable finance.

*** Cost:income ratio has been calculated excluding merger integration costs after netting operating lease depreciation against operating income.

Pro-forma IFRS adjustments

The impact of pro-forma IFRS adjustments on Australia is analysed in the following table:

Half year ended 30 June 2004	EIR A$m	Impairment A$m	Other A$m	Pro-forma IFRS adjustments A$m
Net interest income	44	5	(2)	47
Non-interest income	(54)		(3)	(57)
Net operating income	(10)	5	(5)	(10)
Operating expenses	3			3
Operating profit before provisions	(7)	5	(5)	(7)
Impairment losses on loans and advances:		9		9
Profit before tax	(7)	14	(5)	2

Net interest margin

Movement in margin	Half year ended 30.06.2004 Basis points
Net interest margin under UK GAAP	207
Statutory IFRS adjustments:	
Other	6
Statutory IFRS net interest margin	213
Pro-forma IFRS adjustments:	
EIR	27
Impairment	3
Other	(1)

Pro-forma IFRS net interest margin	242

Note: Certain loans and advances to customers have been securitised. In the calculation of net interest margin above, average balances are stated before deduction of to non-returnable finance.

(Page 104)

Appendix 1 – 2004 Interim Results IFRS Restatement

Balance Sheet and Asset Quality Information

As at 30 June 2004	UK GAAP A$bn	IFRS Statutory A$bn	IFRS Pro-forma A$bn
Loans and advances to customers			
Loans and advances to customers	33.2	33.2	33.2
Less: IAS 39 adjustment			(0.1)
	33.2	33.2	33.1
Less: non-returnable finance	(0.2)	(0.2)	
	33.0	33.0	33.1
Impairment provisions on loans and advances	A$227m	A$227m	A$181m
Non performing assets (NPAs)	A$193m	A$193m	
Impaired loans			A$312m
Interest in suspense	A$23m	A$23m	
Impairment losses on loans and advances through P&L as a % of average advances*	0.09%	0.09%	0.06%
Impairment losses on loans and advances as a % of closing advances*	0.68%	0.68%	0.55%
NPAs/Impaired loans as a % of closing advances*	0.58%	0.58%	0.94%
Impairment provisions (including interest in suspense) on loans and advances to customers as a % of NPAs/Impaired loans	130%	130%	58%
Total risk weighted assets	A$29.2bn	A$29.2bn	A$29.2bn
Total customer deposits	A$12.5bn	A$12.5bn	A$11.8bn

* Before deducting non-returnable finance.

(Page 105)

Appendix 1 – 2004 Interim Results IFRS Restatement

Ireland

Income Statement

Half year ended 30 June 2004	UK GAAP €m	Statutory IFRS adjustments €m	IFRS Statutory €m	Pro-forma IFRS adjustments €m	IFRS Pro-forma €m
Net interest income	94		94	8	102
Non-interest income	35		35	(13)	22
Fees and commission income	27	(1)	26	(13)	13
Fees and commission expense	(5)	1	(4)		(4)
Operating lease rental income	12		12		12
Other operating income	1		1		1

Net operating income	129		129	(5)	124
Operating expenses*	(55)	(1)	(56)		(56)
Staff	(26)	(1)	(27)		(27)
Accommodation, repairs and maintenance	(2)		(2)		(2)
Technology	(1)		(1)		(1)
Marketing and communication	(3)		(3)		(3)
Depreciation:					
Tangible and intangible fixed assets	(3)		(3)		(3)
Operating lease assets	(11)		(11)		(11)
Other	(9)		(9)		(9)
Amounts written off fixed asset investments	(1)		(1)		(1)
Operating profit before provisions*	73	(1)	72	(5)	67
Impairment losses on loans and advances	(9)		(9)		(9)
Share of profits of associates and jointly controlled entities	1		1		1
Profit before tax*	65	(1)	64	(5)	59
Net interest margin	1.90%		1.90%		2.06%
Cost:income ratio**	37.6%		38.5%		40.2%

* Excluding merger integration costs.

** Cost:income ratio has been calculated excluding merger integration costs after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

Pro-forma IFRS adjustments

The pro-forma IFRS impact on Ireland is analysed in the following table:

Half year ended 30 June 2004	EIR €m	Pro-forma IFRS adjustments €m
Net interest income	8	8
Non-interest income	(13)	(13)
Net operating income	(5)	(5)
Operating profit before provisions	(5)	(5)
Profit before tax	(5)	(5)

Net interest margin

Movement in margin	Half year ended 30.06.2004 Basis points
Net interest margin under UK GAAP/IFRS statutory	190
Pro-forma IFRS adjustments:	
EIR	16
Pro-forma IFRS net interest margin	206

Balance Sheet and Asset Quality Information

As at 30 June 2004	UK GAAP €bn	IFRS statutory €bn	IFRS pro-forma €bn
Loans and advances to customers			
Loans and advances to customers	9.2	9.2	9.2

Impairment provisions on loans and advances	€95m	€95m	€103m
Non performing assets (NPAs)	€169m	€169m	
Impaired loans			€270m
Interest in suspense	€12m	€12m	
Impairment losses on loans and advances through P&L as a % of average advances	0.11%	0.11%	0.11%
Impairment provisions on loans and advances as a % of closing advances	1.03%	1.03%	1.12%
NPAs/Impaired loans as a % of closing advances	1.84%	1.84%	2.93%
Impairment provisions (including interest in suspense) on loans and advances as a % of NPAs/Impaired loans	63%	63%	38%
Total risk weighted assets	€9.5bn	€9.5bn	€9.5bn
Total customer deposits	€5.3bn	€5.3bn	€5.3bn

(Page 107)

Appendix 1 – 2004 Interim Results IFRS Restatement

Consolidated Income Statement

The IFRS numbers on the following Consolidated Income Statement and Balance Sheet have been prepared on the statutory basis.

Half year ended 30 June 2004	IFRS £m	UK GAAP £m
Interest receivable	9,925	9,952
Interest payable	(7,108)	(7,102)
Net interest income	2,817	2,850
Fees and commission income	1,396	1,356
Fees and commission expense	(615)	(457)
Earned premiums on insurance contracts	3,618	
Reinsurers' share of premiums on insurance contracts	(56)	
Net trading income	105	105
General insurance premium income		240
Income from Long Term Assurance business		253
Change in value of in-force Long Term Assurance business	(41)	
Other operating income	1,600	449
Net operating income	8,824	4,796
Claims paid on insurance contracts	(2,049)	
Reinsurers' share of claims paid on insurance contracts	33	
Change in insurance contract liabilities	(1,862)	
Administrative expenses	(1,880)	(1,599)
Merger integration costs	(22)	(22)
Depreciation and amortisation:	(371)	(406)
Property and equipment	(111)	(151)
Operating lease assets	(212)	(203)
Goodwill impairment/amortisation		(52)
Intangible assets other than goodwill	(48)	
Operating expenses	(6,151)	(2,027)
General insurance claims		(86)
Impairment losses on loans and advances	(578)	(578)
Amounts written off fixed asset investments	(7)	(7)
Operating profit	2,088	2,098
Share of operating profits of jointly controlled entities	28	17
Share of operating profits of other associated undertakings	22	23
Profit on sale of fixed assets	23	23
Profit on ordinary activities before taxation	2,161	2,161

Tax on profit on ordinary activities	(599)	(625)
Profit on ordinary activities after taxation	1,562	1,536
Minority interests: (equity)	(18)	(19)
(non-equity)	(80)	(80)
Profit attributable to shareholders	1,464	1,437
Dividends:		
Ordinary		(420)
Preference		(19)
Retained profit of the period		998
Basic earnings per share	37.6p	36.9p
Diluted earnings per share	37.4p	36.7p

Consolidated Balance Sheet

As at 30 June 2004	IFRS £m	UK GAAP £m
Assets		
Cash and balances with central banks	1,158	1,158
Items in course of collection	969	969
Treasury bills and other eligible bills	4,771	4,771
Loans and advances to banks	18,761	16,514
Loans and advances to customers	298,389	299,072
Less: non-returnable finance	(22,554)	(22,554)
	275,835	276,518
Debt securities	72,743	52,088
Equity shares	24,423	238
Interest in jointly controlled entities	215	270
Interest in other associated undertakings	180	205
Goodwill and other intangible assets	1,930	1,618
Property and equipment	1,599	1,657
Investment properties	3,108	
Operating lease assets	2,916	3,025
Deferred acquisition costs	157	
Value of in-force Long Term Assurance business	3,379	
Reinsurance assets	148	
Other assets	8,580	7,893
Prepayments and accrued income	2,239	2,203
Long Term Assurance business attributable to shareholders		4,155
Long Term Assurance assets attributable to policyholders		46,699
Total Assets	423,111	419,981
Liabilities		
Deposits by banks	33,191	33,191
Customer accounts	186,988	186,988
Debt securities in issue	102,120	102,120
Notes in circulation	773	773
Insurance contract liabilities	47,430	
Net post retirement benefit liability	1,575	
Current tax liabilities	555	497
Deferred tax liabilities	1,381	648
Dividends payable	13	435
Other liabilities	11,473	10,208
Accruals and deferred income	5,115	5,010
Other provisions	63	205
Subordinated liabilities	13,595	13,595
	404,272	353,670

Shareholders' Equity		
Issued share capital*	**1,373**	1,373
Share premium	**1,384**	1,384
Other reserves	**518**	483
Profit and loss account	**12,656**	13,429
Shareholders' Equity (excluding Minority Interests)*	**15,931**	16,669
Minority interests (equity)	**246**	246
Shareholders' Equity (including Minority Interests)*	**16,177**	16,915
Minority and other interests (non-equity)	**2,662**	2,662
	18,839	19,577
Long Term Assurance liabilities attributable to policyholders		46,734
Total Liabilities	**423,111**	419,981

* Includes certain non-equity interests.

Consolidated Statement of Changes in Equity

	Share capital £m	Share premium £m	Other Reserves: Own shares(1) £m	Other Reserves: Other £m	Retained earnings £m	Total Shareholders' equity (excl MI) £m	Minority interests £m	Total £m
	1,363	**1,345**	**(52)**	**514**	**12,198**	**15,368**	**2,611**	**17,979**

At 31 December 2003 UK GAAP								
Changes in accounting policy[2]			52		(455)	(403)		(403)
At 1 January 2004 IFRS Restated	1,363	1,345		514	11,743	14,965	2,611	17,576
Changes in Equity to 30 June 2004:								
Exchange translation				4		4		4
Profit attributable to shareholders					1,464	1,464		1,464
Total recognised income				4	1,464	1,468		1,468
Dividends paid in 2004					(812)	(812)		(812)
Dividends retained on account of share dividends					235	235		235
Net movement in own shares					2	2		2
Movement in share based compensation scheme reserve					26	26		26
Share scheme costs taken to reserves					(2)	(2)		(2)
Reserves capitalised		(8)				(8)		(8)
Premium arising on the issue of new shares		47				47		47
Ordinary capital subscribed	10					10		10
Movements on preferred securities							308	308
Minority interests share of retained profits							(11)	(11)
At 30 June 2004 IFRS Restated	1,373	1,384		518	12,656	15,931	2,908	18,839

(1) Own shares will be shown on an IFRS basis under retained earnings.

(2) The restatement to reserves as a result of changes in accounting policy is shown below.

Summary Impact of Changes to Equity

The table below summarises the transition impact to equity (Capital and Reserves) at 30 June 2004. A more detailed analysis of the effects on balance sheet classification and equity impact by type of adjustment is shown on page 110.

	At 31.12.2003 and 01.01.2004	Half year to 30.06.2004 Movement				At 30.06.2004
	Equity £m	Share Capital & Share Premium £m	Retained Profit movement £m	Other Reserves £m	Minority Interests £m	**Equity £m**
Under UK GAAP	**17,979**	**49**	**1,231**	**21**	**297**	**19,577**
IFRS Adjustments:						
Leasing	**(170)**		(7)			**(177)**
Goodwill			52			**52**
Associates/Jointly Controlled Entities	**30**		12			**42**
Post employment benefit obligations	**(1,001)**		(11)			**(1,012)**
Dividends	**793**		(371)			**422**
Other	**(55)**		(24)	14		**(65)**
Total IFRS Adjustments:	**(403)**		(349)	14		**(738)**
Under IFRS	**17,576**	**49**	**882**	**35**	**297**	**18,839**

(Page 110)

Appendix 1 – 2004 Interim Results IFRS Restatement

Restatement of UK GAAP Balance Sheet to IFRS at 30 June 2004

The balance sheet below explains the restatement of the balance sheet at 30 June 2004 from UK GAAP to IFRS. The restated IFRS balance sheet excludes the application of IAS 32/39 and IFRS 4. Further analyses of adjustments below are shown on pages 111 and 112. Supplementary notes providing further explanation of the movement from UK GAAP to IFRS, including explanations on the Long Term Assurance business reclassification are shown on pages 66 to 69.

			Statutory IFRS adjustments		
As at 30 June 2004	UK GAAP	Long Term Assurance business reclassification (Note 1 Page 66)	Reclassification (Analysed on p111)	Impact on equity (Analysed on p112)	**IFRS Statutory**

	£m	£m	£m	£m	£m
Assets					
Cash and balances at central banks	1,158				**1,158**
Items in course of collection	969				**969**
Treasury bills and other eligible bills	4,771				**4,771**
Loans and advances to banks	16,514	2,247			**18,761**
Loans and advances to customers	299,072	(512)	(41)	(130)	**298,389**
Less: non-returnable finance	(22,554)				**(22,554)**
	276,518	(512)	(41)	(130)	**275,835**
Debt securities	52,088	20,520	135		**72,743**
Equity shares	238	24,198	(13)		**24,423**
Interests in jointly controlled entities	270		(91)	36	**215**
Interests in associated undertakings	205		(31)	6	**180**
Goodwill and other intangible assets	1,618		260	52	**1,930**
Property and equipment (previously included in tangible fixed assets)	1,657	245	(303)		**1,599**
Investment properties (previously included in tangible fixed assets)		2,988	120		**3,108**
Operating lease assets	3,025			(109)	**2,916**
Deferred acquisition costs *		156		1	**157**
Value of in-force Long Term Assurance business*		3,379			**3,379**
Reinsurance assets*		27	121		**148**
Other assets	7,893	796	(115)	6	**8,580**
Prepayments and accrued income	2,203	78	(42)		**2,239**
Long Term Assurance business attributable to shareholders	4,155	(4,155)			
Long Term Assurance assets attributable to policyholders	46,699	(46,699)			
Total Assets	419,981	3,268		(138)	**423,111**
Liabilities					
Deposits by banks	33,191				**33,191**
Customer accounts	186,988				**186,988**
Debt securities in issue	102,120				**102,120**
Notes in circulation	773				**773**
Insurance contract liabilities*		47,388	42		**47,430**
Net post retirement benefit liability*		15	116	1,444	**1,575**
Current tax liabilities (formerly corporation tax) *	497	58			**555**
Deferred tax liabilities	648	1,225		(492)	**1,381**
Dividends payable	435			(422)	**13**
Other liabilities	10,208	1,266	(5)	4	**11,473**
Accruals and deferred income	5,010	80	(5)	30	**5,115**
Other provisions	205	6	(148)		**63**
Subordinated liabilities	13,595				**13,595**
	353,670	50,038		564	**404,272**
Shareholders' Equity					
Issued share capital**	1,373				**1,373**
Share premium	1,384				**1,384**
Other reserves	483		38	(3)	**518**
Profit and loss account	13,429	(36)	(38)	(699)	**12,656**
Shareholders' Equity (excluding Minority Interests)**	16,669	(36)		(702)	**15,931**
Minority interests (equity)	246				**246**
Minority and other interests (non-equity)	2,662				**2,662**
	19,577	(36)		(702)	**18,839**
Long Term Assurance liabilities attributable to policyholders	46,734	(46,734)			
Total Liabilities	419,981	3,268		(138)	**423,111**

* Additional Balance Sheet headings required by IFRS

** Includes certain non-equity interests

Analysis of Non IAS 32/IAS 39/IFRS 4 Reclassification adjustments at 30 June 2004

The table below analyses by type the reclassification adjustments within the Group balance sheet, excluding the application of

IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

As at 30 June 2004	JCEs/ Associates (Note 3) £m	Software costs (Note 4) £m	Investment properties (Note 5) £m	Pensions (Note 7) £m	Own shares (Note 8) £m	Other £m	**Total £m**
Assets							
Cash and balances at central banks							
Items in course of collection							
Treasury bills and other eligible bills							
Loans and advances to banks							
Loans and advances to customers			(41)				**(41)**
Less: non-returnable finance							
			(41)				**(41)**
Debt securities	135						**135**
Equity shares	(13)						**(13)**
Interests in jointly controlled entities	(91)						**(91)**
Interests in associated undertakings	(31)						**(31)**
Goodwill and other intangible assets		260					**260**
Property and equipment		(260)	(43)				**(303)**
Investment properties			120				**120**
Operating lease assets							
Deferred acquisition costs							
Value of in-force Long Term Assurance business							
Reinsurance assets						121	**121**
Other assets			6			(121)	**(115)**
Prepayments and accrued income				(37)		(5)	**(42)**
Long Term Assurance business attributable to shareholders							
Long Term Assurance assets attributable to policyholders							
Total Assets			42	(37)		(5)	
Liabilities							
Deposits by banks							
Customer accounts							
Debt securities in issue							
Notes in circulation							
Insurance contract liabilities			42				**42**
Net post retirement benefit liability				116			**116**
Current tax liabilities (formerly corporation tax)							
Deferred tax liabilities							
Dividends payable							
Other liabilities						(5)	**(5)**
Accruals and deferred income				(5)			**(5)**
Other provisions				(148)			**(148)**
Subordinated liabilities							
			42	(37)		(5)	
Shareholders' Equity							
Issued share capital*							
Share premium							
Other reserves					38		**38**
Profit and loss account					(38)		**(38)**
Shareholders' Equity (excluding Minority Interests)*							
Minority interests (equity)							
Minority and other interests (non-equity)							
Long Term Assurance liabilities attributable to policyholders							
Total Liabilities			42	(37)		(5)	

* Includes certain non-equity interests.

Analysis of Non IAS 32/IAS 39/IFRS 4 Equity adjustments at 30 June 2004

The table below analyses by type the adjustments impacting on equity within the Group balance sheet, excluding the application of IAS 32/39 and IFRS 4. Note references cross-refer to the supplementary notes on pages 66 to 69, which provide further explanation of the adjustments.

As at 30 June 2004	Leasing (Note 2) £m	JCEs/ Associates (Note 3) £m	Goodwill (Note 4) £m	Dividends (Note 6) £m	Pensions (Note 7) £m	Other £m	*Total* £m
Assets							
Cash and balances at central banks							
Items in course of collection							
Treasury bills and other eligible bills							
Loans and advances to banks							
Loans and advances to customers	(130)						**(130)**
Less: non-returnable finance							
	(130)						**(130)**
Debt securities							
Equity shares							
Interests in jointly controlled entities		36					**36**
Interests in associated undertakings		6					**6**
Goodwill and other intangible assets			52				**52**
Property and equipment							
Investment properties							
Operating lease assets	(109)						**(109)**
Deferred acquisition costs						1	**1**
Value of in-force Long Term Assurance business							
Reinsurance assets							
Other assets	5					1	**6**
Prepayments and accrued income							
Long Term Assurance business attributable to shareholders							
Long Term Assurance assets attributable to policyholders							
Total Assets	(234)	42	52			2	**(138)**
Liabilities							
Deposits by banks							
Customer accounts							
Debt securities in issue							
Notes in circulation							
Insurance contract liabilities							
Net post retirement benefit liability					1,444		**1,444**
Current tax liabilities (formerly corporation tax)							
Deferred tax liabilities	(73)				(432)	13	**(492)**
Dividends payable				(422)			**(422)**
Other liabilities	2					2	**4**
Accruals and deferred income	14					16	**30**
Other provisions							
Subordinated liabilities							
	(57)			(422)	1,012	31	**564**
Shareholders' Equity							
Issued share capital*							
Share premium							
Other reserves						(3)	**(3)**
Profit and loss account	(177)	42	52	422	(1,012)	(26)	**(699)**
Shareholders' Equity (excluding Minority Interests)*	(177)	42	52	422	(1,012)	(29)	**(702)**
Minority interests (equity)							
Minority and other interests (non- equity)							
	(177)	42	52	422	(1,012)	(29)	**(702)**
Long Term Assurance liabilities attributable to policyholders							
Total Liabilities	(234)	42	52			2	**(138)**

• Includes certain non-equity interests.

APPENDIX 2

Summary of Significant Accounting Policies
International Financial Reporting Standards (IFRS)
Inclusive of IAS 32, IAS 39 and IFRS 4

Statement of compliance

The 2004 statutory consolidated financial statements set out on pages 54 to 58 have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB), with the exception of IAS 32, Financial Instruments: Disclosure and Presentation, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 4 Insurance Contracts. These Standards came into effect on 1 January 2005 and statutory comparatives prepared for the 2005 financial year are not required to be restated for them. The pro-forma financial data included within the 2004 Annual Results restatement to IFRS does include the provisions of all the standards with the exception of the policies applying to hedging derivatives.

The Standards adopted by the Company are those endorsed by the European Union at the date the consolidated preliminary IFRS financial statements were approved by the Board, with the exception of IAS 19 Employee Benefits. The latest version of IAS 19, which the Company has adopted, is expected to be endorsed by the EU and be effective for the 31 December 2005 financial statements. In regard to IAS 39, the EU has endorsed a "carved out" version. The "carve out" relates to specific paragraphs relating to the use of the fair value option and certain aspects of hedge accounting. The impact on the Company of the carve out is minimal and the policies adopted by the Company do not give a materially different result whichever version is adopted.

The Group has adopted the following exemptions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards'.

Business combinations

IFRS 3, 'Business Combinations' has not been applied retrospectively to business combinations that occurred before 1 January 2004. Accumulated amortisation on goodwill arising before 1 January 2004 has not therefore been reversed.

Employee benefits

All cumulative actuarial gains and losses to 1 January 2004 have been recognised in equity at 1 January 2004.

Translation differences

Cumulative translation differences for all foreign operations are deemed to be zero at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation shall exclude translation differences that arose before 1 January 2004, but include later translation differences.

Basis of consolidation

The consolidated financial statements include the results of the Company and its subsidiary undertakings, together with the Group's interest in associates and jointly controlled entities.

Subsidiaries

Subsidiaries and special purpose entities, which are directly or indirectly controlled by the Group, are consolidated. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

Associates and Jointly Controlled Entities

Associates and jointly controlled entities are entities over which the Group has significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control over those policies.

The attributable share of results of associated undertakings and jointly controlled entities, generally based on audited accounts, are included in the consolidated financial statements using the equity method of accounting. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Loans and Advances
Loans and advances are held at amortised cost less allowance for impairment.

The Group will assess impairment individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant.

Individual impairment is identified at a counterparty specific level following objective evidence that a financial asset is impaired. This may be after an interest or principal payment is missed or a banking covenant is breached. The present value of estimated cash flows recoverable is determined after taking into account any security held. The amount of impairment is calculated by comparing the present value of the cash flows discounted at the loan's original effective interest rate with the balance sheet carrying value. If impaired the carrying value is adjusted and the difference charged to the income statement.

The written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest receivable within the income statement and represents the unwind of the discount.

A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

Collective assessment groups assets that share similar risk characteristics and applies a collective impairment methodology based on existing risk conditions or events that have a strong correlation with a tendency to default.

In circumstances where an asset has been individually assessed for impairment and no objective evidence of impairment exists, then it may be subject to a Collective assessment. In this situation impairment may be incurred but not yet reported.

Finance leases, instalment credit and operating leases
Assets leased to customers that transfer substantially all the risks and rewards incidental to ownership to the customer are classified as finance leases. Together with instalment credit agreements, they are recorded at an amount equal to the net investment in the lease, less any provisions for bad and doubtful rentals, within loans and advances to customers or loans and advances to banks.

The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation, which is calculated on a straight-line basis. Operating lease rentals are recognised in operating income on a straight-line basis. Operating lease assets are reviewed for impairment when there is an indication of impairment.

Debt securities
Debt securities held for trading or designated as fair value through the income statement are carried at fair value with gains and losses taken to net trading income as they arise. All other debt securities are classified as available for sale or loans and receivables where there is no active market. They are held on balance sheet at fair value with unrealised gains or losses being recognised directly through reserves except for impairment losses or foreign exchange gains or losses, which are recognised immediately through the income statement. Income on available for sale assets is recognised on an effective interest rate basis and taken to interest receivable through the income statement.

Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the income statement over the lives of the transactions, within interest payable or receivable as appropriate.

Equity shares
Equity shares held for trading or designated as fair value through the income statement are carried at fair value with gains and losses taken to net trading income as they arise. All other equity investments are classified as available for sale. They are held on balance sheet at fair value with unrealised gains or losses being recognised directly through reserves except for impairment losses, which are recognised immediately through the income statement. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment properties
Investment properties which are defined as properties which are held either to earn rental income or for capital appreciation or both, are initially recognised at cost and are revalued to fair value annually. Any gains or losses arising from a change in the fair value are recognised in the income statement in the period that they occur. Investment properties are not depreciated.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses.

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years.

Subsequent costs are included in the asset's carrying amount, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Intangible assets

Goodwill
The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, of subsidiary undertakings, associated undertakings (including jointly controlled entities) and other businesses, arising is capitalised as goodwill.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill carried in the consolidated balance sheet is subject to annual impairment review and if events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down through the income statement by the amount of any impairment loss identified in the year.

Software Development Costs
Costs associated with the development of software for internal use, subject to de minimis limits, are capitalised only if the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. In addition costs are capitalised only if the asset can be reliably measured, will generate future economic benefits and there is an ability to use or sell the asset.

Only costs that are directly attributable to bringing that asset into working condition for its intended use are included in its measurement. These costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in a manner intended by management. Other development expenditure, including software research development costs, are recognised in the income statement as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Once the software is ready for use, the capitalised costs are amortised over their expected lives, generally four years.
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Purchased Value of In-Force investment contracts
Investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. Purchased value of in-force investment contracts ("PVIF") is amortised over the estimated life of the contracts.

Taxation
Deferred tax is recognised, without discounting, in respect of all temporary timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, based on the corporation tax rate expected when the timing differences reverse.

Deferred tax assets and liabilities are recognised separately in the balance sheet. A deferred tax asset is recognised only to the

extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Employee benefits

Pension obligations
The Group has both defined benefit and defined contribution schemes.

Defined contribution schemes
Obligations for contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

Defined benefit schemes
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan. The net obligation represents the present value of the future benefits owed to employees in return for their service in the current and prior periods, after the deduction of the fair value of any plan assets. The discount rate used is the market yield on high quality corporate bonds at the balance sheet date that have maturity dates approximating to the terms of the Group's obligation. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising are taken directly to reserves in the period in which they are incurred.

The charge to the income statement includes current service cost, past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets.

Share-based compensation
The Group operates various equity-settled, share-based compensation schemes. Options and conditional awards are made in exchange for employee services received. The fair value of options or shares granted is determined at the date of grant and expensed over the vesting period. At each balance sheet date the Group revises its estimate of the number of options or conditional awards that it expects to be exercised and spreads any

adjustments required to the income statement over the vesting period except for those which relate to a market condition.

Foreign currencies
The consolidated financial statements are presented in Sterling which is the Company's functional and presentation currency.

Foreign currency transactions are translated into Sterling at the exchange rate prevailing at the date of the transaction.

Exchange gains and losses arising from the translation at balance sheet date exchange rates of monetary assets and liabilities are recognised in net trading income. The results and financial position of all Group entities that have a functional currency different from Sterling are translated into Sterling as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses are translated at the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of reserves.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to reserves where the hedge is deemed to be effective. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. The ineffective portion of any net investment hedge is recognised in the income statement immediately.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Netting
Assets and liabilities are shown net where there is a legal right of offset and there is an intention and ability to settle on a net basis.

Derivatives
All derivatives are held on balance sheet at fair value. The gain or loss on remeasurement to fair value at the balance sheet

date is taken to the income statement. The only circumstance where this may not apply is when hedge accounting for derivatives is employed.

A derivative may be embedded in another financial instrument, known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract the embedded derivative is separated from the host and held on balance sheet at fair value. Movements in fair value are posted to the income statement, whilst the host contract is accounted for according to the policy for that class of financial instrument.

Hedge accounting allows one financial instrument, generally a derivative such as a swap to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At inception of the hedge relationship formal documentation must be drawn up specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness. Monitoring of hedge effectiveness is undertaken on an on going basis. Broadly a hedge is regarded as effective if the change in fair value or cash flows

of the hedge and the hedged item are correlated within a range of 80% to 125% either for the period since effectiveness was last tested or cumulatively since inception. The hedge relationship is regarded as ineffective if the hedge criteria are breached at any time.

The Group uses two types of hedge accounting methods. Firstly, fair value hedging measures the change in fair value of the derivative against the offsetting changes in the fair value of the hedged item in respect of the risk being hedged. These changes in fair value are recognised through the income statement. If this is highly effective then the net impact on the income statement is minimal. Secondly, cash flow hedging matches the offsetting changes in cash flows of hedged items in respect of the risk being hedged against the corresponding cashflows of the hedging derivative. However, in this case movement in fair value of the hedging derivative is deferred in reserves whilst the hedged items remain to be in line with the accounting policy for the class of financial instrument.

In circumstances where the hedge relationship proves ineffective or is terminated then future gains or losses on the fair value movement of the derivative will be recognised through the income statement. Adjustments previously made to the carrying amount of the hedged item for fair value hedges will be amortised on an effective interest rate basis. In respect of cash flow hedges, the amount deferred in reserves will either remain in equity until the designated transaction occurs or, if not expected to occur, be recognised in the income statement.

Effective interest rate

Revenue on financial instruments, including loans and deposits and available for sale securities, is recognised on an effective interest rate basis. This calculation takes into account interest received or paid, fees and commissions and incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows, over the expected life of the financial instrument or, where appropriate a shorter period, to the net carrying amount of the financial asset or liability at initial recognition.

General insurance business

The Group underwrites general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy.

Premiums received relating to future accounting periods are deferred and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements.

Long Term Assurance Business

Product Classification

The Group has classified its Long Term Assurance business in accordance with IFRS 4 'Insurance Contracts' as follows:

- Insurance contracts – contracts containing significant insurance risk.
- Investment contracts with a discretionary participation feature ("DPF") – contracts that do not contain significant insurance risk but that contain discretionary participation features, which are with-profits contracts.
- Investment contracts – contracts that have neither significant insurance risk nor a discretionary participation

feature.

Insurance contracts and investment contracts with DPF

The Group accounts for its insurance contracts and investment contracts with DPF using the embedded value basis. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business ("VIF"). The change in the VIF before tax is accounted for as revenue. The value is an estimate of the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

Insurance contract liabilities for contracts without DPF are calculated in accordance with the Prudential Sourcebook for Insurers ("PRU"). These are adjusted to remove the closure provision and certain other reserves required under the PRU rules. Premiums are recognised as revenue when due from the policyholder. Claims are the estimated cost of all claims arising during the period. Estimates are based upon an assessment of the likely costs taking account of all known facts.

Investment and insurance contracts with DPF relating to both traditional and unitised with profit contracts are calculated with reference to the expected payout using realistic and where applicable market consistent assumptions. In the case of the former premiums are recognised as revenue when due from the policyholder and claims payable are recorded as claims when due. In the case of the latter deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the investment or insurance contract liability.

The fund for future appropriations ("FFA") is accounted for as a liability as permitted by IFRS 4 'insurance contracts'. The carrying value of the FFA is determined as the residual liabilities of the with profit fund after providing for the traditional and unitised with profit liabilities.

Investment contracts

The Group's investment contracts, which include Collective Investment Schemes, are primarily unit-linked. The liability is measured at fair value, which is the bid value of the assets held to match the liability, less an amount in respect of tax. Revenue in relation to investment management services is recognised as the services are provided. Transaction costs (including commissions paid to intermediaries and other incremental, direct costs related to the acquisition of contracts) are capitalised and amortised by reference to the related revenue. Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the investment contract liability.

Investment contracts acquired in business combinations and portfolio transfers are referred to under Intangible assets above.
END

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RECEIVED 2005 JUL 26 OFFICE OF ... CORPORATE ...

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:22 01-Jun-05
Number	9924M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,308	£6.935
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,458,267 (2.120%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Shell Trans&Trad plc
Released	11:25 01-Jun-05
Number	9925M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
7,747	£4.802
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**163,454,141 (1.702%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	14:01 01-Jun-05
Number	0061N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
800	£6.930

Resultant total amount and percentage of the same relevant security owned or controlled	**23,457,467 (2.120%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Shell Trans&Trad
Released	14:02 01-Jun-05
Number	0062N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
885	£4.836
1,000	Transfer Out

Resultant total amount and percentage of the same relevant security owned or controlled	**163,452,256 (1.702%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 02-Jun-05
Number	0254N

RNS Number:0254N
HBOS PLC
02 June 2005

HBOS plc

HBOS plc announces that on 1 June 2005 it purchased 250,000 of its ordinary shares at a price of 806.5 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,896,000 of its ordinary shares in Treasury and has a total of 3,902,187,805 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Shell Trans&Trad
Released	10:59 02-Jun-05
Number	0546N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
5,575	£4.81

Resultant total amount and percentage of the same relevant security owned or controlled	**163,446,681 (1.702%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:47 02-Jun-05
Number	0954N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Plan

HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	35,215	02/06/2005
Halifax Sharesave Plan	6,593	02/06/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,995,531 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Transport.
Released	12:19 03-Jun-05
Number	1308N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	/
Date of dealing	01/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
240,978	£4.8525
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**163,687,659 (1.705%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Transport.
Released	12:20 03-Jun-05
Number	1311N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
62,456 10,122	£4.895 £4.88
Amount sold	**Price per unit (currency must be stated)**
33 1,000	£4.886 £4.895

Resultant total amount and percentage of the same relevant security owned or controlled	**163,759,206 (1.705%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq
Released	12:21 03-Jun-05
Number	1314N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
27,696	£6.94
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,485,163 (2.120%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq PLC
Released	12:24 03-Jun-05
Number	1316N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,531 3,245	£6.965 £6.95
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,489,939 (2.122%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 06-Jun-05
Number	1555N

RNS Number:1555N
HBOS PLC
06 June 2005

HBOS plc

HBOS plc announces that on 3 June 2005 it purchased 1,000,000 of its ordinary shares at a price of 809.2858 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,896,000 of its ordinary shares in Treasury and has a total of 3,901,236,166 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:42 06-Jun-05
Number	1808N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
299,934	£6.994

Resultant total amount and percentage of the same relevant security owned or controlled	**23,190,005 (2.096%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**06/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:43 06-Jun-05
Number	1810N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,036,912	£4.887
Amount sold	**Price per unit (currency must be stated)**
725	£4.89

Resultant total amount and percentage of the same relevant security owned or controlled	**165,795,393 (1.726%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**06/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of EGM
Released	14:43 06-Jun-05
Number	1915N

Halifax plc
6 June 2005

Halifax plc

Documents on display

Shareholder Resolutions

Copies of shareholder resolutions passed by Halifax plc on 6 June 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situate at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel No. (0)207 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of EGM
Released	14:43 06-Jun-05
Number	1915N

Halifax plc
6 June 2005

Halifax plc

Documents on display

Shareholder Resolutions

Copies of shareholder resolutions passed by Halifax plc on 6 June 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situate at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel No. (0)207 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 07-Jun-05
Number	2073N

RNS Number:2073N
HBOS PLC
07 June 2005

HBOS plc

HBOS plc announces that on 6 June 2005 it purchased 500,000 of its ordinary shares at a price of 805.83 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,396,000 of its ordinary shares in Treasury and has a total of 3,900,767,798 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index - May 05
Released	08:00 07-Jun-05
Number	2097N

Halifax House Price Index

National Index **May 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 525.6 Monthly Change –0.6% Annual Change 5.7%

Standardised Average Price (seasonally adjusted) £162,411

Key Points

- House prices fell by 0.6% in May. However, UK house prices are broadly unchanged so far in 2005 with a decline of 0.1% in the first five months of the year.
- The annual rate of house price inflation fell to 5.7% in May, continuing the downward trend from the peak of 22.1% in July 2004. The current pace of growth is the lowest in four years.
- Some monthly rises this year have been followed by subsequent monthly falls in house prices. The market is operating within a narrow band of price volatility and is flat overall. Prices have risen in three out of the past six months and fallen in another three months.
- Estate agents have reported broad stability in market activity in recent months, although sales remain around 30% lower than last year. The number of people putting their property on the market for sale has risen so far this year, reinforcing the shift from a sellers' to a buyers' market since last summer, according to RICS data confirmed by Halifax Estate Agents.
- The housing sector is underpinned by continuing solid economic performance. The economy experienced its 51st consecutive quarter of growth in the first quarter of 2005, including record employment levels. Interest rates are low compared with the experience of the past 30 years; there has also been a doubling in the value of households' net housing equity over the past five years from £1,225 billion at the end of 1999 to £2,429 billion at the end of 2004.
- The outlook for the housing market is unchanged so we continue to forecast a modest decline of 2% in house prices this year across the UK. The market is underpinned by sound fundamentals, including record employment levels, good affordability and rising real earnings.

Commenting, Tim Crawford, Group Economist, said:
"House prices fell by 0.6% in May and the picture for 2005 is one of a flat housing market. So far this year, prices are broadly unchanged with only a 0.1% fall.

The annual rate of house price inflation was 5.7% in May and has fallen from 22.1% last July. It is now at the lowest rate since May 2001 and is likely to fall further over the coming months given the large monthly increases in the middle of 2004.

We continue to forecast a modest decline of 2% in house prices this year across the UK. The market is underpinned by sound fundamentals including record employment levels, good affordability and rising real earnings."

Household sector finances are sound ......
At 0.5% for the first quarter, economic growth was just marginally below the UK's long-term average quarterly rate of growth of 0.6%. In fact, the UK delivered its 51st consecutive quarter of expansion, underlining the economy's good health.

The value of households' net housing equity has almost doubled over the past five years, increasing from £1,225 billion at the end of 1999 to £2,429 billion at the end of 2004.

The level of employment continues to increase, reaching a new record high of 28.608 million in the first three months of 2005. Interest rates also remain low compared with the experience of nearly the whole of the past 30 years. This has helped to constrain mortgage payments as a proportion of gross income for the average new buyer to 20%; just above the 19% average for the past 20 years and well below the 34% peak in 1990.

These factors underpin the sound health of the UK household sector's finances and continue to support the underlying state of the housing market. As a result, we expect only a modest decline in house prices this year of 2% across the UK.

Market activity levels show further signs of stabilising ......
The number of loans approved for house purchase rose for the third successive month in April to 95,000 from 92,000 in March (seasonally adjusted), according to the latest Bank of England figures. This was the highest level of approvals in nine months, providing further evidence that activity is stabilising. However, the number of loans was still 20% lower than a year ago and 11% below the five year average for monthly home loan approvals.

Estate agents have reported broad stability in market activity in the past few months following a sharp decline in the second half of 2004, although sales remain around 30% lower than last year. Buyer enquiries and newly agreed purchases were flat for a second successive month in April, according to the latest RICS survey.

The number of people putting their property on the market for sale has risen so far this year, reinforcing the shift from a sellers' to a buyers' market since last summer, according to RICS and confirmed by Halifax Estate Agents.

The number of FTBs continues to fall but the situation is likely to improve......
The number of first-time buyers (FTBs) has fallen significantly over the past few years as house prices have risen at a significantly faster pace than average earnings, making it increasingly difficult for people to enter the housing market for the first time. There were 361,000 FTBs in 2004 according to the Council of Mortgage Lenders (CML) – the lowest annual total in the past 20 years. This downward trend has continued with the number of FTBs in the first four months of 2005 29% lower than in the same period last

year.

However, average house prices have begun to fall as a multiple of average earnings since last autumn, reflecting the slowdown in house prices. We expect this trend to continue over the coming months, making it a little easier for FTBs to enter the market.

NOTE: The 5.7% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:39 07-Jun-05
Number	2384N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	06/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,840	£6.978
Amount sold	**Price per unit (currency must be stated)**
77,498	£6.978

Resultant total amount and percentage of the same relevant security owned or controlled	

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**07/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Somerfield plc
Released	11:40 07-Jun-05
Number	2385N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Somerfield plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	06/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
72,112	£1.995

Resultant total amount and percentage of the same relevant security owned or controlled	**6,413,144 (1.169%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**07/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:43 07-Jun-05
Number	2388N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	06/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
12,166	£4.890
119,830	£4.898
Amount sold	**Price per unit (currency must be stated)**
550	£4.885
150	£4.90
600	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**165,926,090 (1.728%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**07/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:37 07-Jun-05
Number	2625N

1) Name of company:

HBOS plc

2) Name of Director:

(a) Colin Matthew
(b) Dennis Stevenson
(c) Sir Ronald Garrick

3) Is holding in own name/wife's name or non-beneficial:

(a) (i) Own name and spouse (ii) Own name
(b) (i) Own name (ii) spouse
(c) Own name and spouse

4) Name of registered holder:

(a) State Street Nominees a/c FE1F (ii) Colin Matthew
(b) (i) HSDL Nominees Limited (ii) Lady Charlotte Stevenson
(c) Sir Ronald and Lady Garrick

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) (i) Director and spouse (ii) Director
(b) (i) Director (ii) spouse
(c) Director and spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a)(i) Shares allotted under elections to participate in the HBOS plc Share Dividend Plan

(a)(ii)-(c) Shares acquired under elections to participate in the HBOS plc Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired:

(a) (i)53 (ii) 2,049
(b) (i) 1,728 (ii) 1,129
(c) 388

8) Percentage of issued class: (a) to (c) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a)(i) 671.3p
(a)(ii)-(c) 801.2346p

13) Date of transaction:

(a)(i)22 October 2004
(a)(ii)-(c) 6 June 2005

14) Date company informed: 6th June 2005

15) Total holding following this notification:

(a) 178,192
(b) 301,006
(c) 19,999

16) Total percentage holding of issued class following this notification:

(a) de minimis
(b) de minimis
(c) de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:40 08-Jun-05
Number	2983N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	07/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
670,000	£4.863
1,470,000	£4.855
16,148	£4.859
Amount sold	**Price per unit (currency must be stated)**
5,725	£4.88
699	£4.8514

Resultant total amount and percentage of the same relevant security owned or controlled	**168,075,817 (1.75%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**08/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:42 08-Jun-05
Number	2986N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	07/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,443	£6.925
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,116,791 (2.089%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**08/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation Treasury Shares
Released	10:00 09-Jun-05
Number	3491N

Cancellation of Treasury Shares

HBOS plc announces that on 9 June 2005 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 396,000 of its ordinary shares in Treasury and has a total of 3,900,832,867 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq
Released	11:47 09-Jun-05
Number	3621N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	08/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,761	£6.93
Amount sold	**Price per unit (currency must be stated)**
30,933	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**23,088,619 (2.086%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T & T
Released	11:49 09-Jun-05
Number	3624N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	08/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
77,353	£4.84
15,000	Transfer In
1,000	£4.835
Amount sold	**Price per unit (currency must be stated)**
167,469	Transfer Out
1,080	£4.835
1,250	£4.84

Resultant total amount and percentage of the same relevant security owned or controlled	**167,999,373 (1.75%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:37 09-Jun-05
Number	3665N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	14,509	09/06/2005
Halifax Sharesave Scheme	384	09/06/2005
HBOS Sharesave Plan	16,311	09/06/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,964,327 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 10-Jun-05
Number	3891N

RNS Number:3891N
HBOS PLC
10 June 2005

HBOS plc

HBOS plc announces that on 9 June 2005 it purchased 250,000 of its ordinary shares at a price of 817 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 646,000 of its ordinary shares in Treasury and has a total of 3,900,631,092 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:52 10-Jun-05
Number	4217N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,799	£4.810
14,584	£4.795
Amount sold	**Price per unit (currency must be stated)**
750	Transfer out
10,042	£4.805

Resultant total amount and percentage of the same relevant security owned or controlled	**168,006,964 (1.749%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:54 10-Jun-05
Number	4221N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,876	£6.940
Amount sold	**Price per unit (currency must be stated)**
1,665	£6.935

Resultant total amount and percentage of the same relevant security owned or controlled	**23,089,830 (2.087%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:00 10-Jun-05
Number	4361N

Notification has today been received by HBOS plc that as at 8 June 2005 Barclays PLC had an interest in 151,576,031 HBOS plc Ordinary Shares of 25p each (which represents 3.885 per cent of the current issued Ordinary Share capital).

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:26 13-Jun-05
Number	4784N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	10/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
6,368,195	£4.922
15,168	£4.906
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**174,390,328 (1.816%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**13/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:26 13-Jun-05
Number	4782N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	10/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,294	£6.945
Amount sold	**Price per unit (currency must be stated)**
Resultant total amount and percentage of the same relevant security owned or controlled	**23,092,124 (2.087%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**13/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:00 13-Jun-05
Number	4870N

HBOS plc has received notification from The Capital Group Companies, Inc., on behalf of its affiliates including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company ('the Companies'), dated 9th June 2005, detailing that as at 9th June 2005 they had an interest in 156,109,182 HBOS plc Ordinary Shares of 25p each as part of funds managed on behalf of investment clients by the Companies. This represents 4.002 per cent of the current issued Ordinary Share Capital.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:47 14-Jun-05
Number	5420N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	13/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,129	£6.940
60,035	£6.934
Amount sold	**Price per unit (currency must be stated)**
Resultant total amount and percentage of the same relevant security owned or controlled	**23,154,289 (2.092%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**14/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:48 14-Jun-05
Number	5424N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	13/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
522,358	£4.944
14,076	£4.930
Amount sold	**Price per unit (currency must be stated)**
825	£4.9212
600	£4.9462

Resultant total amount and percentage of the same relevant security owned or controlled	**174,925,338 (1.822%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**14/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:42 15-Jun-05
Number	5977N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	14/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,208	£6.915
1,820	£6.920
Amount sold	**Price per unit (currency must be stated)**
683	£6.905
Resultant total amount and percentage of the same relevant security owned or controlled	**23,156,634 (2.093%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**15/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:44 15-Jun-05
Number	5980N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	14/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
8,481	£5.015
12,787	£5.035
6,300	Transfer in
Amount sold	**Price per unit (currency must be stated)**
5,941	£5.025
1,950	£5.020
2,014	£5.0412

Resultant total amount and percentage of the same relevant security owned or controlled	**174,943,002 (1.822%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**15/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8

(Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:00 15-Jun-05
Number	6047N

HBOS plc has received notification from The Capital Group Companies, Inc., on behalf of its affiliates including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company ('the Companies'), dated 13th June 2005, detailing that as at 13th June 2005 they had an interest in 155,165,882 HBOS plc Ordinary Shares of 25p each as part of funds managed on behalf of investment clients by the Companies. This represents 3.978 per cent of the current issued Ordinary Share Capital.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	12:00 16-Jun-05
Number	6568N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	15/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
12,744	£4.980
Amount sold	**Price per unit (currency must be stated)**
4,250	£4.995
2,500	£4.9915

Resultant total amount and percentage of the same relevant security owned or controlled	**174,948,997 (1.822%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**16/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:45 16-Jun-05
Number	6857N

1) Name of Company:

HBOS plc

2) Name of Director:

Kathleen Anne Nealon

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Non-executive Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Purchase

7) Number of shares acquired: 4,681

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 848.95p

13) Date of transaction: 18 March 2005

14) Date company informed: 15 June 2005

15) Total holding following this notification:

12,879 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Acquisition of MLP Life
Released	07:00 17-Jun-05
Number	7001N

Clerical Medical International Holdings BV, part of HBOS plc, to acquire MLP Life and secure co-operation agreement with MLP FDL.

17 June 2005

Clerical Medical International Holdings BV ("CMI"), part of the HBOS Group, has reached agreement with MLP AG, the German financial adviser group ("MLP") to acquire its life assurance business MLP Life. In addition, MLP Life and Clerical Medical Investment Group Limited have agreed to enter into separate long-term agreements to distribute life and pensions products via the distribution arm of MLP in Germany ("MLP FDL").

The consideration for MLP Life will consist of circa EUR270 million (Note 1) payable in cash upon closing of the transaction, and further amounts of up to EUR40 million payable based on sales volumes and up to EUR15 million for premium increases within the existing book for the three years following the acquisition.

MLP Life has 250,000 customers, with 600,000 policies in force, of which nearly all are unit-linked. CMI, through group companies, has marketed life assurance and investment products in Germany for over 10 years on a cross border basis. The acquisition of MLP Life's efficient customer service and product platform, along with the agreements to distribute products via MLP FDL, will accelerate CMI's growth in a key European market with favourable demographic and regulatory trends.

MLP FDL is one of the largest investment product distributors in Germany. It has a sales force of 2,500 highly trained advisers, who are focused on professionals such as doctors and lawyers.

CMI is the holding company of the international arm of HBOS Financial Services. The international business, headquartered in Luxembourg, generated approximately 20% of HBOS Financial Services' profits in 2004. It currently has a 6% market share of new business in the German unit linked life insurance market. It also writes life, pensions and investment business in two other Continental European countries, Austria and Italy. Total new business EPI (Note 2) of EUR168 million was written by CMI in Europe in 2004.

The transaction is expected to complete in Q3 2005, subject to regulatory and antitrust approvals.

Commenting on the transaction, John Edwards, Chief Executive of HBOS Financial Services, said:

"This transaction provides CMI with a unique opportunity to extend its operations in the German market and is a logical extension to its existing cross border operations. It gives us a partnership with a leading distributor in this market with highly professional advisors."

Commenting on the transaction Dr. Uwe Schroeder-Wildberg, CEO of MLP AG said:

"This transaction completes the strategic refocusing of our business to enable us to concentrate on distribution. It is also an opportunity for MLP to strengthen the relationship with one of our most important product providers while at the same time securing stability for both the customers and staff of MLP Life"

HBOS was advised on the transaction by Morgan Stanley.

Notes

1. Consideration consists of EUR255 million plus the increase in distributable profits in H1 2005, which is estimated to be EUR15 million.

2. Equivalent premium income which is calculated as the annual premiums from regular premium contracts and 1/10th of single premium contracts.

Enquiries:

Analysts:
Charles Wycks
Tel No: 07747 790456
John Hope
Tel No: 07836 701348

Media:
Shane O'Riordain
Tel No: 07770 544585

Notes to Editors

About Clerical Medical

Clerical Medical is one of the leading companies in the financial services sector and specialises in life assurance, pension products and international capital investments for private and institutional investors. Clerical Medical Investment Group Limited is part of the HBOS Group, one of the leading financial services groups in Europe. The HBOS Group has assets of more than 625 billion Euros.

Clerical Medical, through which HBOS operates its life insurance business in Continental Europe, is already acting in Germany, Austria, and Italy. Clerical Medical boasts an AA rating from Standard & Poor's.

About MLP AG

MLP is an independent financial services company with a unique business model. Since its foundation in 1971, MLP has focussed on advising graduates and other discerning clients through its distribution arm MLP Finanzdienstleistungen AG ("MLP FDL"). The company's focus is on pension provisions, asset management and risk management. MLP is the market leader in this segment. With some 2,500 highly qualified consultants and an extensive range of services MLP supports almost 620,000 clients in every aspect of personal financial management including occupational pension schemes.

They source the best products available in the marketplace from numerous companies to develop innovative financial concepts that are tailored to their clients' individual requirements.

About MLP Life

MLP Lebensversicherung AG ("MLP Life") had €204m EPI of new business in 2004. It focuses on the provision of life and pensions products tailored to the needs of MLP FDL's target customer group. MLP Life is a specialist in unit linked insurance and has a unique syndicated product concept branded 'best partner' that allows clients' premium payments to be divided across several top-performing partners within a policy contract. The unit linked and syndicated product portfolio is further complemented with traditional term assurance. MLP Life products have features tailored for the financial needs of MLP FDL's attractive customer base that have above average incomes and below average risk profiles.

MLP Life shares 250,000 customers with MLP AG and had over 600,000 policies in force at the end of 2004. It has around 200 employees based in Wiesloch.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Acquisition of MLP Life
Released	07:00 17-Jun-05
Number	7001N

Clerical Medical International Holdings BV, part of HBOS plc, to acquire MLP Life and secure co-operation agreement with MLP FDL.

17 June 2005

Clerical Medical International Holdings BV ("CMI"), part of the HBOS Group, has reached agreement with MLP AG, the German financial adviser group ("MLP") to acquire its life assurance business MLP Life. In addition, MLP Life and Clerical Medical Investment Group Limited have agreed to enter into separate long-term agreements to distribute life and pensions products via the distribution arm of MLP in Germany ("MLP FDL").

The consideration for MLP Life will consist of circa EUR270 million (Note 1) payable in cash upon closing of the transaction, and further amounts of up to EUR40 million payable based on sales volumes and up to EUR15 million for premium increases within the existing book for the three years following the acquisition.

MLP Life has 250,000 customers, with 600,000 policies in force, of which nearly all are unit-linked. CMI, through group companies, has marketed life assurance and investment products in Germany for over 10 years on a cross border basis. The acquisition of MLP Life's efficient customer service and product platform, along with the agreements to distribute products via MLP FDL, will accelerate CMI's growth in a key European market with favourable demographic and regulatory trends.

MLP FDL is one of the largest investment product distributors in Germany. It has a sales force of 2,500 highly trained advisers, who are focused on professionals such as doctors and lawyers.

CMI is the holding company of the international arm of HBOS Financial Services. The international business, headquartered in Luxembourg, generated approximately 20% of HBOS Financial Services' profits in 2004. It currently has a 6% market share of new business in the German unit linked life insurance market. It also writes life, pensions and investment business in two other Continental European countries, Austria and Italy. Total new business EPI (Note 2) of EUR168 million was written by CMI in Europe in 2004.

The transaction is expected to complete in Q3 2005, subject to regulatory and antitrust approvals.

Commenting on the transaction, John Edwards, Chief Executive of HBOS Financial Services, said:

"This transaction provides CMI with a unique opportunity to extend its operations in the German market and is a logical extension to its existing cross border operations. It gives us a partnership with a leading distributor in this market with highly professional advisors."

Commenting on the transaction Dr. Uwe Schroeder-Wildberg, CEO of MLP AG said:

"This transaction completes the strategic refocusing of our business to enable us to concentrate on distribution. It is also an opportunity for MLP to strengthen the relationship with one of our most important product providers while at the same time securing stability for both the customers and staff of MLP Life"

HBOS was advised on the transaction by Morgan Stanley.

Notes

1. Consideration consists of EUR255 million plus the increase in distributable profits in H1 2005, which is estimated to be EUR15 million.

2. Equivalent premium income which is calculated as the annual premiums from regular premium contracts and 1/10th of single premium contracts.

Enquiries:

Analysts:
Charles Wycks
Tel No: 07747 790456
John Hope
Tel No: 07836 701348

Media:
Shane O'Riordain
Tel No: 07770 544585

Notes to Editors

About Clerical Medical

Clerical Medical is one of the leading companies in the financial services sector and specialises in life assurance, pension products and international capital investments for private and institutional investors. Clerical Medical Investment Group Limited is part of the HBOS Group, one of the leading financial services groups in Europe. The HBOS Group has assets of more than 625 billion Euros.

Clerical Medical, through which HBOS operates its life insurance business in Continental Europe, is already acting in Germany, Austria, and Italy. Clerical Medical boasts an AA rating from Standard & Poor´s.

About MLP AG

MLP is an independent financial services company with a unique business model. Since its foundation in 1971, MLP has focussed on advising graduates and other discerning clients through its distribution arm MLP Finanzdienstleistungen AG ("MLP FDL"). The company's focus is on pension provisions, asset management and risk management. MLP is the market leader in this segment. With some 2,500 highly qualified consultants and an extensive range of services MLP supports almost 620,000 clients in every aspect of personal financial management including occupational pension schemes.

They source the best products available in the marketplace from numerous companies to develop innovative financial concepts that are tailored to their clients' individual requirements.

About MLP Life

MLP Lebensversicherung AG ("MLP Life") had €204m EPI of new business in 2004. It focuses on the provision of life and pensions products tailored to the needs of MLP FDL's target customer group. MLP Life is a specialist in unit linked insurance and has a unique syndicated product concept branded 'best partner' that allows clients' premium payments to be divided across several top-performing partners within a policy contract. The unit linked and syndicated product portfolio is further complemented with traditional term assurance. MLP Life products have features tailored for the financial needs of MLP FDL's attractive customer base that have above average incomes and below average risk profiles.

MLP Life shares 250,000 customers with MLP AG and had over 600,000 policies in force at the end of 2004. It has around 200 employees based in Wiesloch.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:50 17-Jun-05
Number	7181N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/06/2005

DEALINGS †

Amount bought	Price per unit (currency must be stated)
Amount sold	**Price per unit (currency must be stated)**
11,681	£6.912
13,848	£6.909
688,319	£6.913
Resultant total amount and percentage of the same relevant security owned or controlled	**22,432,091 (2.027%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	17/06/2005
Contact name	Kenny Melville
Telephone number	0131 243 8671

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:51 17-Jun-05
Number	7204N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
160,000	£5.045
190	£5.060
Amount sold	**Price per unit (currency must be stated)**
82,210	£5.045
3,050	£5.060

Resultant total amount and percentage of the same relevant security owned or controlled	**175,023,931 (1.823%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**17/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Trans & Trad
Released	11:33 20-Jun-05
Number	7726N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
26,506	£5.165
Amount sold	**Price per unit (currency must be stated)**
1,500	Transfer Out
205	£5.106
3,250	£5.175
3,400	£5.180

Resultant total amount and percentage of the same relevant security owned or controlled	**175,042,083 (1.822%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**20/06/2005**

Contact name	Kenny Melville
Telephone number	0131 243 8671

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:34 20-Jun-05
Number	7727N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
4,706	£6.78
100,000	£6.79
700,000	£6.795
1,288,697	£6.796
Resultant total amount and percentage of the same relevant security owned or controlled	**20,338,688 (1.838%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**20/06/2005**
Contact name	**Kenny Melville**

Telephone number	0131 243 8671

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:36 20-Jun-05
Number	7729N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	1,491	20/06/2005
HBOS Sharesave Plan	31,983	20/06/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,930,853 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 21-Jun-05
Number	8053N

RNS Number:8053N
HBOS PLC
21 June 2005

HBOS plc

HBOS plc announces that on 20 June 2005 it purchased 450,000 of its ordinary shares at a price of 836.7222 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 1,096,000 of its ordinary shares in Treasury and has a total of 3,902,963,487 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:36 21-Jun-05
Number	8331N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	20/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
100,000	£5.220
34,790	£5.190
Amount sold	**Price per unit (currency must be stated)**
2,113	£5.190
23,675	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**175,151,088 (1.824%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**21/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:36 21-Jun-05
Number	8334N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	20/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
4,598	£6.750
Amount sold	**Price per unit (currency must be stated)**
239	£6.750
1,070,256	£6.751
Resultant total amount and percentage of the same relevant security owned or controlled	**19,272,791 (1.742%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**21/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* *Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.*

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	11:00 22-Jun-05
Number	8825N

SENIOR APPOINTMENTS AT HBOS

For immediate release

22nd June 2005

The board of HBOS plc announces some important senior appointments.

George Mitchell, Chief Executive Corporate, and Governor and Treasurer of the Bank of Scotland, has decided to retire at the end of the year after almost 40 years with the Group. George will be succeeded by **Peter Cummings**, Managing Director Corporate, who becomes Deputy Chief Executive, Corporate from 1st July and joins the HBOS Board in January.

George joined Bank of Scotland in 1966 and was appointed to the board in 2000. He became Chief Executive, Corporate, at merger in September 2001, and Governor of Bank of Scotland in 2003. Peter joined Bank of Scotland in 1973 and has held a number of senior management positions since then, particularly in the corporate banking area.

Andy Hornby, currently Chief Executive Retail, becomes Chief Operating Officer on 1st July. In addition to his group remit, Andy will hold board level responsibility for the four divisions which will make up HBOS's UK retail banking, insurance and investment businesses.

Colin Matthew, Chief Executive, Strategy & International, and currently responsible for the Group's operations in Ireland and Australia, takes charge of all of the Group's overseas retail, corporate, insurance and investment businesses. From 1st January 2006, he will become Treasurer of the Bank of Scotland.

Phil Hodkinson, Group Finance Director, retains responsibility for Insight and from the end of December takes on HBOS Treasury Services.

As previously announced, **Dennis Stevenson's** chairmanship of the Group is to be renewed for another three years from July. He will become Governor of the Bank of Scotland in January.

Appointments are subject where necessary to formal regulatory approval.

George Mitchell said:

"I have thoroughly enjoyed my long career with Bank of Scotland and HBOS but after almost 40 years I believe the time is right for me to seek new challenges. I am particularly proud of the success Corporate has achieved since the creation of HBOS and am delighted to be handing the reins over to Peter, who has been a major contributor to that success."

James Crosby, Chief Executive, HBOS, said:

"George has made a major contribution to HBOS's early success and has transformed our Corporate business and prospects. We are sorry to see him go.

Peter has immense corporate banking experience and I am in no doubt that he will take Corporate's strategy of measured growth and value creation for shareholders to the next stage.

Right across HBOS we have stretching business plans. Andy's new role sees him playing a pivotal part in delivering those plans.

Colin's enlarged role reinforces the increasingly important nature of our international business."

Contacts

Investor Relations	Charles Wycks Director of Investor Relations 0131 243 5509 charleswycks@HBOSplc.com
	John Hope Director, Investor Relations 0131 243 5508 johnhope@HBOSplc.com
Press Office	Shane O'Riordain General Manager, Group Communications 020 7905 9600 07770 544585 (mobile) shaneoriordain@HBOSplc.com

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:37 22-Jun-05
Number	8922N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	21/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,155	£6.775
Amount sold	**Price per unit (currency must be stated)**
1,000,000	£6.767
Resultant total amount and percentage of the same relevant security owned or controlled	**18,275,946 (1.652%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**22/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:38 22-Jun-05
Number	8924N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	21/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
25,296	£5.150
Amount sold	**Price per unit (currency must be stated)**
14,000	£5.163

Resultant total amount and percentage of the same relevant security owned or controlled	**175,162,386 (1.824%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**22/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:09 22-Jun-05
Number	9012N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn
HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	**No. of Shares**	**Date**
Bank of Scotland Save As Your Earn	48,027	22/06/2005
HBOS Sharesave Plan	16,562	22/06/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,866,264 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:48 23-Jun-05
Number	9554N

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	22/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
18,421	£5.146
8,130	Transfer in
Amount sold	**Price per unit (currency must be stated)**
888	Transfer out
500	£5.173
1,096	£5.158

Resultant total amount and percentage of the same relevant security owned or controlled	**175,186,456 (1.824%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**23/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq-Amend
Released	16:19 23-Jun-05
Number	9836N

FORM 8.3

The following replaces the Rule 8.3 announcement released on 23/06/2005 at 11.49am number 9559N. The sale of 3,741,695 shares at £6.765 was incorrectly reported as a purchase. This has now been amended. All other details remain unchanged and the amended text appears below.

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	22/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
3,741,695	£6.765
Resultant total amount and percentage of the same relevant security owned or controlled	**14,534,251 (1.313%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**23/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Scheme of arrangement
Released	08:00 24-Jun-05
Number	9822N

24 June 2005

HBOS plc

Halifax plc

Proposed exchange of preference shares in Halifax plc for new preference shares in HBOS plc

Court approval for the Scheme of Arrangement

Further to the Court Meeting and Extraordinary General Meeting of Halifax plc ("Halifax") held on 6 June 2005, Halifax and HBOS plc announce that the High Court of Justice in England and Wales has approved the proposed Scheme of Arrangement (the "Scheme") and the Scheme became effective today.

Accordingly, the Halifax Preference Shares were delisted from the London Stock Exchange and dealings in the New HBOS Preference Shares commenced at 8:00 a.m. today. New HBOS Preference Shares will be credited today to CREST and share certificates for the New HBOS Preference Shares will be despatched on 30 June 2005 to holders of Halifax Preference Shares who held their shares in certificated form and appeared on the register of members at 6:00 p.m. on 23 June 2005. The payment of the dividend due on the Halifax Preference Shares will be made on or around 4 July 2005 to holders of Halifax Preference Shares who appeared on the register of members at 6:00 p.m. on 23 June 2005.

Contacts:

Investor Relations	Charles Wycks Director, Investor Relations 0131 243 5509 charleswycks@HBOSplc.com John Hope Director, Investor Relations 0131 243 5508 johnhope@HBOSplc.com
Press Office	Shane O'Riordain General Manager, Group Communications 07770 544585 shaneo'riordain@HBOSplc.com

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:46 24-Jun-05
Number	0201O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	23/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
13,792	£6.778
Resultant total amount and percentage of the same relevant security owned or controlled	**14,520,460 (1.312%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:48 24-Jun-05
Number	0209O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	23/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
23,076	£5.166
Amount sold	**Price per unit (currency must be stated)**
3,600	Transfer out
1,300	£5.15

Resultant total amount and percentage of the same relevant security owned or controlled	**175,204,632 (1.824%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:05 27-Jun-05
Number	0741O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
15,673	£5.220
18,000	Transfer in
Amount sold	**Price per unit (currency must be stated)**
3,225	£5.20

Resultant total amount and percentage of the same relevant security owned or controlled	**175,235,083 (1.825%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**27/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 28-Jun-05
Number	1121O

RNS Number:1121O
HBOS PLC
28 June 2005

HBOS plc

HBOS plc announces that on 27 June 2005 it purchased 1,250,000 of its ordinary shares at a price of 860.874 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,346,000 of its ordinary shares in Treasury and has a total of 3,905,792,298 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:36 28-Jun-05
Number	1451O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	27/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
880,000	£6.744
Resultant total amount and percentage of the same relevant security owned or controlled	**13,640,460 (1.23%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**28/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:39 28-Jun-05
Number	1458O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	27/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
2,200	£5.275

Resultant total amount and percentage of the same relevant security owned or controlled	**175,232,885 (1.82%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**28/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 29-Jun-05
Number	1766O

RNS Number:1766O
HBOS PLC
29 June 2005

HBOS plc

HBOS plc announces that on 28 June 2005 it purchased 750,000 of its ordinary shares at a price of 859.383 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,096,000 of its ordinary shares in Treasury and has a total of 3,905,619,515 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:38 29-Jun-05
Number	2089O

FORM 8.3

**DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)**

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	28/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
6,815	£6.74
Resultant total amount and percentage of the same relevant security owned or controlled	**13,633,645 (1.23%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**29/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 30-Jun-05
Number	2421O

RNS Number:2421O
HBOS PLC
30 June 2005

HBOS plc

HBOS plc announces that on 29 June 2005 it purchased 350,000 of its ordinary shares at a price of 860 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,446,000 of its ordinary shares in Treasury and has a total of 3,905,575,429 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	13:34 30-Jun-05
Number	2880O

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/06/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,756	£6.745
Amount sold	**Price per unit (currency must be stated)**
Resultant total amount and percentage of the same relevant security owned or controlled	**13,635,402 (1.232%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**30/06/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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